

Billabong International Limited

ABN 17 084 923 946









1 Billabong Place
Burleigh Heads
QLD 4220 Australia

P O Box 283
Burleigh Heads
QLD 4220 Australia

Tel: +61 7 5589 9899
Fax: +61 7 5589 9654

www.billabongbiz.com


10015894


SEC MAIL
RECEIVED
PROCESSING
JUN 10 2010
WASH, DC
193
SECTION

1 June 2010

Securities and Exchange Commission
450 Fifth Street, N.W.
Washington, D.C. 20549

SUPPL

Dear Sir/Madam

BILLABONG INTERNATIONAL LIMITED – INFORMATION FURNISHED PURSUANT TO EXCHANGE ACT RULE 12G3-2(B)(1)(I) – FILE NO. 82-34921

On behalf of Billabong International Limited, an Australian corporation (the "Company"), and furnished pursuant to Rule 12g3-2(b)(1) promulgated under the Securities Exchange Act of 1934 (the "Exchange Act"), enclosed please find copies of certain information that the Company has either recently (i) made public pursuant to the laws of Australia, the country of its domicile, (ii) filed with the Australian Stock Exchange ("ASX") and which was made public by the ASX, and (iii) distributed to its security holders. Such information is described on the list attached to this letter, which list also sets forth when and by whom such information was required to be made public, filed with the exchange or distributed to security holders.

Please stamp the enclosed copy of this letter and return to us in the enclosed self-addressed postage paid envelope.

If you have any questions or require further information, please call the undersigned on +61 7 5589 9805.

Yours faithfully
BILLABONG INTERNATIONAL LIMITED

MARIA MANNING
Company Secretary

dw 6/21





BILLABONG INTERNATIONAL LIMITED (BBG)

Document / Information Submitted	Date Issued	Required By
Surfstitch Acquisition	23/12/2009	ASX
Becoming a substantial holder from NAB	02/02/2010	ASX
Ceasing to be a substantial holder from NAB	04/02/2010	ASX
Change in substantial holding from CBA	08/02/2010	ASX
Change of Director`s Interest Notice (Appendix 3Y Paul Naude)	09/02/2010	ASX
Change of Director`s Interest Notice (Appendix 3Y Derek O'Neill)	09/02/2010	ASX
Half year results CEO and CFO presentation	19/02/2010	ASX
Half year results media release	19/02/2010	ASX
Half Yearly Report and Accounts - Appendix 4D	19/02/2010	ASX
Billabong statement on civil claim	09/03/2010	ASX
Change of Director`s Interest Notice (Appendix 3Y Paul Naude)	29/03/2010	ASX
Dividend Reinvestment Plan Update	09/04/2010	ASX
Change of Director`s Interest Notice (Appendix 3Y Margaret Jackson)	23/04/2010	ASX
Appendix 3B – issue of shares under the Dividend Reinvestment Plan	30/04/2010	ASX
Form 484 Change to Company Details	30/04/2010	ASIC



Billabong International Limited

ABN 17 084 923 946









1 Billabong Place
Burleigh Heads
QLD 4220 Australia

P O Box 283
Burleigh Heads
QLD 4220 Australia

Tel: +61 7 5589 9899
Fax: +61 7 5589 9654

www.billabongbiz.com

ASX ANNOUNCEMENT

SURFSTITCH.COM ACQUISITION

GOLD COAST, 23 December 2009: Billabong International Limited today announced it has entered into a conditional agreement to acquire an interest in Australia's leading online boardsports retailer, Surfstitch.

The agreement will see Billabong acquire a minority equity interest in Surfstitch, with options to acquire 100% of the business.

The purchase price is not material and is subject to a confidentiality agreement.

MARIA MANNING
COMPANY SECRETARY


ASX
AUSTRALIAN SECURITIES EXCHANGE

ASX Limited
ABN 98 008 624 691
20 Bridge Street
Sydney NSW 2000

PO Box H224
Australia Square
NSW 1215

Telephone 1800 021 965
61 2 9227 0334

Facsimile:

Australia: 1300 135 638
New Zealand: 0800 449 707
International: 61 2 9347 0005
61 2 9778 0999

www.asx.com.au
DX 10427 Stock Exchange Sydney

Facsimile

To	Company Secretary
Company	BILLABONG INTERNATIONAL LIMITED
Fax number	0755899654
From	ASX Limited – Company Announcements Office
Date	02-Feb-2010
Time	11:55:34
Subject	Confirmation Of Receipt And Release Of Announcement
Number of pages	1 only

MESSAGE:

We confirm the receipt and release to the market of an announcement regarding:

Becoming a substantial holder from NAB

If ASX considers an announcement to be sensitive, trading will be halted for 10 minutes.

If your announcement is classified by ASX as sensitive, your company's securities will be placed into "pre-open" status on ASX's trading system. This means that trading in your company's securities is temporarily stopped, to allow the market time to assess the contents of your announcement. "Pre-open" is approximately 10 minutes for most announcements but can be 50 minutes (approximately) for takeover announcements.

Once "pre-open" period is completed, full trading of the company's securities recommences.

Form 603
Corporations Law
Section 671B

Notice of initial substantial holder

BBG

To:Company Name/Scheme

The Secretary
Billabong International Limited
1 Billabong Pl.
Burleigh Heads
QLD 4220
Ph: (07) 5589 9899
Fax: (07) 5589 9654

ACN 085 950 803

1. Details of substantial shareholder

Name
ACN (if applicable)

National Australia Bank Limited (ACN 004 044 937) and its associated companies listed in Annexure A and which includes:

MLC Investments Limited ACN 002 641 661
MLC Limited ACN 000 000 402
MLC Wealth Management Limited(ACN 38 095 045 784)
Antares Managed Investments Limited (ACN 113 618 938)

The holder became a substantial holder on 28/01/2010

2. Details of voting power

The total number of votes attached to all the voting shares in the company or voting interests in the scheme that the substantial holder or an associate had a relevant interest in on the date the substantial holder became a substantial holder are as follows:

Class of securities	Number of securities	Persons' votes	Voting power
Ordinary	13,125,139	13,125,139	5.191%

3. Details of relevant interests

The nature of the relevant interest the substantial holder or an associate had in the following voting securities on the date the substantial holder became a substantial holder are as follows:

Holder of relevant interest	Nature of relevant interest	Class and number of securities
MLC Investments Limited	Power to control voting and/or disposal of securities	Ordinary 7,259,451
MLC Limited	Power to control voting and/or disposal of securities	Ordinary 104,066
National Australia Bank Limited	Power to control voting and/or disposal of securities	Ordinary 5,555,152
MLC Wealth Management Limited	Power to control voting and/or disposal of securities	Ordinary 206,470
TOTAL		13,125,139

4. Details of present registered holders

The persons registered as holders of the securities referred to in paragraph 3 above are as follows:

Holder of relevant interest	Registered holder of securities	Person entitled to be registered as holder	Class and number of securities
MLC Investments Limited	National Nominees Limited (ACN 004 278 899)		Ordinary 7,028,014
	RBC Global Services Australia Nominees Pty Limited (MasterKey Custom Superannuation Fund A/C) (ACN 097 125 123)		Ordinary 231,437
MLC Limited	National Nominees Limited (ACN 004 278 899)		Ordinary 104,066

National Australia Bank Ltd	National Nominees Limited (ACN 004 278 899)		Ordinary 5,555,152
MLC Wealth Management Ltd	JP Morgan Nominees Australia Limited (ACN. 002 899 961) Navigator Australia Limited (ACN. 006 302 987)		Ordinary 180,559 Ordinary 25,911
		TOTAL	**13,125,139**

5. Consideration

The consideration paid for each relevant interest referred to in paragraph 3 above, and acquired in the four months prior to the day that the substantial holder became a substantial holder is as follows:

Holder of relevant interest	Date of acquisition	Consideration		Class and number of securities
		Cash	Non-cash	
MLC Investments Limited (Registered Holder – National Nominees (ACN 004 278 899) (Registered Holder -RBC Dexia Investor Services Australia Nominees Pty Ltd (MasterKey Custom Super) (ACN 097 125 123)	19/07/2009 to 28/01/2010	$8.06 to $11.66 $8.65 to $12.27		Ordinary 1,607,699 Ordinary 47,607
MLC Limited	19/07/2009 to 28/01/2010	$10.49 to $11.48		Ordinary 332,956
Antares Managed Investments Ltd (Registered Holder – National Nominees (ACN 004 278 899)	19/07/2009 to 28/01/2010	$9.95		Ordinary 5,000
National Australia Bank Ltd	19/07/2009 to 28/01/2010	Securities Lending – Increase No consideration directly referable to the securities was provided by NAB Securities Lending – Decrease No consideration directly referable to the securities was provided by NAB		Ordinary 29,990,728 Ordinary 30,763,554
MLC Wealth Management Limited (Registered Holder - JP Morgan Nominees Australia Limited (ACN. 002 899 961) (Registered Holder -Navigator Australia Limited (ACN. 006 302 987)	19/07/2009 to 28/01/2010	$9.99 to $11.65 $10.52 to $11.83		Ordinary 22,598 Ordinary 4,449

6. Associates

The reasons the persons named in paragraph 3 above are associates of the substantial holder are as follows:

Name and ACN/ARSN (if applicable	Nature of association
MLC Investments Limited	Is an associated company of National Australia Bank Limited
MLC Limited	Is an associated company of National Australia Bank Limited
MLC Wealth Management Ltd	Is an associated company of National Australia Bank Limited
Antares Managed Investments Ltd	Is an associated company of National Australia Bank Limited

7. Addresses

The addresses of persons named in this form are as follows:

Name	Address
National Australia Bank Limited	Level 4, (UB4440) 800 Bourke Street DOCKLANDS VIC 3008
MLC Investments Limited	Ground Floor MLC Building 105-153 Miller Street SYDNEY NSW 2000
RBC Dexia Investor Services Australia Nominees Pty Ltd	Level 18, 56 Pitt Street, Sydney NSW 2000
MLC Limited	Ground Floor MLC Building 105-153 Miller Street SYDNEY NSW 2000
Antares Managed Investments Ltd	Ground Floor MLC Building 105-153 Miller Street SYDNEY NSW 2000
National Nominees Limited	Level 4, (UB4440) 800 Bourke Street DOCKLANDS VIC 3008
MLC Wealth Management Ltd	509 St Kilda Road Melbourne VIC 3004
JP Morgan Nominees Australia Limited	Level 37 259 George St, Sydney NSW 2000
Navigator Australia Limited	Level 6, 509 St Kilda Rd, Melbourne VIC 3004

Signature

print name Michaela Healey

Capacity
Company Secretary
for and on behalf of National Australia Bank Limited

signature

date 2/02/ 2010

This is Annexure A of 7 pages referred to in the Form 603 Notice of becoming a substantial holder signed by me and dated 02/02/2010

Michaela Healey, Company Secretary

Company Name
ACN 129 177 788 Pty Ltd (In Liquidation)
Advantedge Financial Services Holdings Pty Ltd
Advantedge Financial Services Pty Ltd
ALICE CORPORATION PTY LTD
ALLERTON HOUSE PROPERTIES LIMITED
ANCHORAGE HOME LOANS PTY LTD
ANGARA COMPANY LIMITED
Antares Capital Partners Pty Ltd
ANTARES MANAGED INVESTMENTS LIMITED
APOGEE FINANCIAL PLANNING LIMITED
ARDB LIMITED
ARIODANTE LIMITED
ASIBOND PTY LIMITED
AUSMAQ (NZ) LIMITED
AUSTRALIAN BANKS' EXPORT RE - FINANCE CORPORATION LTD
AUSTRALIAN COMPANY NUMBER 094 484 625 LIMITED
AUSTRALIAN MARKET AUTOMATED QUOTATION (AUSMAQ) SYSTEM LIMITED
BANK OF NEW ZEALAND
BNZ AgriCapital Limited
BNZ BRANCH PROPERTIES LTD
BNZ Cash PIE Unit Trust
BNZ CORPORATION LTD
BNZ EQUIPMENT LTD
BNZ Equity Investments Limited
BNZ Equity Investments No.2 Limited
BNZ Facilities Management Limited
BNZ FUNDING LTD
BNZ Income Management Limited
BNZ Income Securities 2 Limited
BNZ Income Securities Limited
BNZ INTERNATIONAL (HONG KONG) LIMITED
BNZ INTERNATIONAL AUSTRALIA LIMITED (In Liquidation)
BNZ INTERNATIONAL FUNDING LTD
BNZ INTERNATIONAL LTD
BNZ Investment Services Limited
BNZ INVESTMENTS LTD
BNZ LIFE INSURANCE LIMITED
BNZ PROPERTIES (AUCKLAND) LTD
BNZ PROPERTIES LTD
BNZ PROPERTY INVESTMENTS LTD
BNZ RMBS Trust Series 2008-1
BNZ SECURITIES AUSTRALIA LIMITED (In Liquidation)

BNZI SECURITIES NO.1 LTD
BNZI SECURITIES NO.2 LTD
BOACT PTY LTD
BRUNSWICK COLLECTION SERVICES LIMITED
C.B.C. PROPERTIES LIMITED
Calibre Asset Management Limited
CAMBERWELL 3 PTY LTD
CAMBERWELL 4 PTY LTD
CAMBERWELL 5 PTY LTD
Cambridge Real Estate Investments Pte.Ltd
CAPITA PROPERTIES PTY. LIMITED
CARDS NZ LIMITED
CB GROUP INVESTMENTS LIMITED
CBC HOLDINGS LIMITED
CGF NO. 12 LIMITED
CGF NO. 3 LIMITED
CGF NO. 6 LIMITED
CGF NO. 9 LIMITED
CHELONIA SWAPS PTY LIMITED
Choice Lend Pty Ltd
CLYDESDALE BANK ASSET FINANCE LIMITED
CLYDESDALE BANK INSURANCE BROKERS LIMITED
CLYDESDALE BANK PLC
CLYDESDALE EUROPE FINANCE LIMITED
CLYDESDALE GROUP INVESTMENTS BV
CLYDESDALE GROUP INVESTMENTS LIMITED
CLYDESDALE INVESTMENTS B.V.
CLYDESDALE INVESTMENTS UK LIMITED
COMMERCIAL NOMINEES PTY. LIMITED
CRUICKSHANK ASSET MANAGEMENT PTY LIMITED
CUSTOM CREDIT HOLDINGS LIMITED (In Liquidation)
DEESARN PTY LTD
DIBA EQUITIES LIMITED
DIBA INVESTMENTS LIMITED
DISTRA PTY LTD
EDEN VEHICLE RENTALS LIMITED (In Liquidation)
ELECTRONIC TRANSACTION SERVICES LTD
ELLY INVESTMENTS PTY LTD
EVR LIMITED (In Liquidation)
FAIRHALSEN COLLECTIONS LIMITED
FAIRVIEW EQUITY PARTNERS PTY LTD
Fastlend Pty Ltd
FBP AWARDS FUND PTY LTD
Finance & Systems Technology Holdings Pty Limited
Finance & Systems Technology Pty Ltd
Financial Technology (Australia) Pty Ltd
Fintrack Members Pty Ltd
Generation Financial Solutions Pty Ltd
GIBSON HILLS PTY LIMITED
GODFREY PEMBROKE LIMITED

Great Western Bancorporation, Inc
Great Western Bank
Great Western Service Corporation
GUIDESTAR FINANCIAL GROUP LIMITED
GUIDESTAR FINANCIAL LIMITED
GW Development Americas, Inc
GW Leasing, Inc.
GWB LLC
GWM ADVISER SERVICES LIMITED
HEGIRA LIMITED
HICAPS PTY LTD
Independent Mortgage Affiliates Pty Limited
Infocus Wealth Management Limited
INTERCHANGE AND SETTLEMENT LIMITED
JANA INVESTMENT ADVISERS PTY LIMITED
JBWere (NZ) Nominees Limited
JBWere (NZ) Pty Ltd
JBWere Pty Ltd
Lauriston Dairies Limited
LIMEHOUSE INVESTMENTS PTY LIMITED
Lodestar Capital Partners Pty Limited
LOYALTY NEW ZEALAND LIMITED
LOYALTY PACIFIC (HONG KONG) LIMITED
LOYALTY PACIFIC PTY LTD
MACHILL INVESTMENTS LIMITED
MATRIX FILM INVESTMENT ONE PTY LIMITED
MEDFIN AUSTRALIA PTY LIMITED
Meritum Financial Group Pty Ltd
MLC Alliance Holdings Pty Limited
MLC CORPORATE SERVICES ASIA (SINGAPORE) PTY LIMITED
MLC CORPORATE SERVICES ASIA PTE LTD
MLC HOLDINGS LIMITED
MLC International Holdings (Singapore) Pte Ltd
MLC INVESTMENTS LIMITED
MLC LIFETIME COMPANY LIMITED
MLC LIMITED
MLC NOMINEES PTY LTD
MLC NOMINEES UK LIMITED
MLC PROPERTIES PTY. LIMITED
MLC SAVINGS LIMITED
MLC TRUST MANAGEMENT COMPANY LTD
MLC Wealth Management Limited
MOCKEY 1 PTY LIMITED
MOCKEY 3 PTY LIMITED
MOCKEY 4 PTY LIMITED
MOCKEY 5 PTY LIMITED
MONDEX NEW ZEALAND LTD
Mortgage Support Services Pty Ltd
MSRA HOLDINGS, INC
MSRA UK LIMITED (In Liquidation)

Mss Mf Pty Ltd
Mss Mfa Pty Ltd
MUDCHUTE PTY LIMITED
N.S.W. HOUSING NO.1 PTY. LIMITED
NAB EUROPE LIMITED
NAB GOLD, LLC
NAB INVESTMENTS LIMITED
NAB IRON, LLC
NABCAPITAL LEASING (NO. 1) PTY LIMITED
NABCAPITAL LEASING (NO.2) PTY LIMITED
NabInvest Capital Partners Pty Limited
NabInvest Holdings Limited
Nabinvest Oxley Singapore Pte.Ltd
nabSecurities, LLC
NAF TRUSTEE LIMITED
NAGE TRUSTEE COMPANY LIMITED
NAGEO BV
NAM NT RAIL PTY LIMITED
NATIONAL INFRASTRUCTURE INVESTMENT NO . 1 PTY LTD(In Liquidation)
NATIONAL INFRASTRUCTURE INVESTMENT NO . 2 PTY LTD(In Liquidation)
NATIONAL INFRASTRUCTURE INVESTMENT NO . 3 PTY LTD(In Liquidation)
NATIONAL AMERICAS CAPITAL INVESTMENTS, LLC
NATIONAL AMERICAS HOLDINGS LIMITED
National Americas Holdings LLC
NATIONAL AMERICAS INVESTMENT, INC.
NATIONAL ASSET MANAGEMENT LIMITED
NATIONAL AUSTRALIA (ASSET FINANCE) LIMITED
NATIONAL AUSTRALIA BANK (GB) LIMITED
NATIONAL AUSTRALIA BANK FINANCE IRELAND LIMITED
NATIONAL AUSTRALIA BANK LIMITED
NATIONAL AUSTRALIA BANK PENSION TRUSTEE (UK) LIMITED
National Australia Bank Representações Ltda.
National Australia Bank Representações Ltda.
NATIONAL AUSTRALIA CAPITAL SECURITIES (UK) PLC
NATIONAL AUSTRALIA CORPORATE ADVISORY LIMITED (In Liquidation)
NATIONAL AUSTRALIA CORPORATE SERVICES LIMITED
NATIONAL AUSTRALIA FINANCE (ASIA) LIMITED
NATIONAL AUSTRALIA FINANCE (ASSET LEASING) LLP
NATIONAL AUSTRALIA FINANCE (COMMERCIAL LEASING) LIMITED
NATIONAL AUSTRALIA FINANCE (EQUIPMENT LEASING) LIMITED
NATIONAL AUSTRALIA FINANCE (EUROPE HOLDINGS) LIMITED
NATIONAL AUSTRALIA FINANCE (INFRASTRUCTURE LEASING NO.1) LIMITED
NATIONAL AUSTRALIA FINANCE (INFRASTRUCTURE LEASING NO.2) LIMITED
NATIONAL AUSTRALIA FINANCE (LEASING) LIMITED
NATIONAL AUSTRALIA FINANCE (VESSEL LEASING NO. 2) LIMITED
NATIONAL AUSTRALIA FINANCE (VESSEL LEASING NO.1) LIMITED
NATIONAL AUSTRALIA FINANCE (VESSEL LEASING NO.3) LIMITED
NATIONAL AUSTRALIA FINANCE (VESSEL LEASING NO.4) LIMITED
NATIONAL AUSTRALIA FINANCE (VESSEL LEASING NO.5) LIMITED
NATIONAL AUSTRALIA FINANCE (VESSEL LEASING NO.6) LIMITED

NATIONAL AUSTRALIA FINANCE (VESSEL LEASING) LIMITED
NATIONAL AUSTRALIA FINANCIAL MANAGEMENT LIMITED
NATIONAL AUSTRALIA FUNDING (DELAWARE) INC.
NATIONAL AUSTRALIA GROUP (NZ) LIMITED
NATIONAL AUSTRALIA GROUP CIF TRUSTEE LIMITED
NATIONAL AUSTRALIA GROUP EUROPE ASSET HOLDINGS LIMITED
NATIONAL AUSTRALIA GROUP EUROPE ASSET INVESTMENTS LIMITED
NATIONAL AUSTRALIA GROUP EUROPE FINANCE BV
NATIONAL AUSTRALIA GROUP EUROPE INVESTMENTS LIMITED
NATIONAL AUSTRALIA GROUP EUROPE LIMITED
NATIONAL AUSTRALIA GROUP EUROPE SERVICES LIMITED
NATIONAL AUSTRALIA GROUP SERVICES LTD
NATIONAL AUSTRALIA GROUP SSP TRUSTEE LIMITED
NATIONAL AUSTRALIA INSURANCE SERVICES LTD
NATIONAL AUSTRALIA INVESTMENT CAPITAL LIMITED
NATIONAL AUSTRALIA LTD
NATIONAL AUSTRALIA MANAGERS LIMITED
NATIONAL AUSTRALIA MERCHANT BANK (SINGAPORE) LIMITED
NATIONAL AUSTRALIA OVERSEAS HOLDING (SINGAPORE) PRIVATE LIMITED
NATIONAL AUSTRALIA PKI HOLDINGS LLC
NATIONAL AUSTRALIA SECURITIES LIMITED
NATIONAL AUSTRALIA TRUSTEES LIMITED
NATIONAL AUSTRALIA UK PENSION TRUSTEE LIMITED
NATIONAL AUSTRALIA UNDERWRITERS LIMITED
NATIONAL CAPITAL FUNDING (UK) PLC
NATIONAL CAPITAL HOLDINGS I INC.
National Capital Instruments [AUD] LLC 1
National Capital instruments [AUD] LLC 2
National Capital Instruments [EURO] LLC 1
National Capital Instruments [EURO] LLC 2
National Capital Instruments II LLC 2
National Capital Instruments II LLC1
NATIONAL CAPITAL INVESTMENTS LIMITED
NATIONAL CAPITAL TRUST I
NATIONAL CAPITAL TRUST II (DELAWARE)
National Capital Trust III
NATIONAL CORPORATE INVESTMENT SERVICES LIMITED
NATIONAL EQUITIES LIMITED
NATIONAL EUROPE HOLDINGS (GB) LIMITED
NATIONAL EUROPE HOLDINGS (WEALTH MANAGEMENT) LTD
NATIONAL EUROPE HOLDINGS LIMITED
NATIONAL FUNDING HOLDINGS PTY LIMITED
NATIONAL FUNDING TRUST I
NATIONAL FUNDING TRUST II (DELAWARE)
NATIONAL GLOBAL MBS MANAGER PTY LTD
NATIONAL GLOBAL MBS MANAGER, INC.
NATIONAL HK INVESTMENTS LIMITED
NATIONAL MARGIN SERVICES PTY LIMITED
NATIONAL MARKETS GROUP LIMITED
NATIONAL MORTGAGE SECURITIES, INC.

NATIONAL NOMINEES LIMITED
NATIONAL OBU PTY LIMITED
NATIONAL ONLINE TRADING LIMITED
NATIONAL ONLINE TRADING NOMINEES PTY LTD
NATIONAL WEALTH MANAGEMENT EUROPE HOLDINGS LIMITED
NATIONAL WEALTH MANAGEMENT EUROPE SERVICES LIMITED
NATIONAL WEALTH MANAGEMENT HOLDINGS LIMITED
NATIONAL WEALTH MANAGEMENT INTERNATIONAL HOLDINGS LTD
NATIONAL WEALTH MANAGEMENT NEW ZEALAND HOLDINGS LIMITED
NATIONAL WEALTH MANAGEMENT SERVICES LTD
NAUTILUS INSURANCE (EUROPE) LIMITED
NAUTILUS INSURANCE PTE LIMITED
Navigator Australia Limited
NBA LEASING PTY. LIMITED
NBA PROPERTIES (QLD) LIMITED
NBA PROPERTIES (VIC.) LIMITED
NBA PROPERTIES LIMITED
NEW ZEALAND CARD SERVICES LTD
NMS NOMINEES PTY LIMITED
NORTH BRITISH FINANCE GROUP LIMITED (In Liquidation)
NORTHERN AND GENERAL FINANCE LIMITED
NORTHWARD CAPITAL PTY LIMITED
Norwich Union Life Australia Ltd.
NULIS Nominees (Australia) Limited
NWMH SUB LIMITED
O2-E LIMITED
P.F.A. (UK) LIMITED
PARTOWN PTY LIMITED
PEA INVESTMENTS LIMITED
PENGANA HOLDINGS PTY LTD
Pennley Pty Ltd
PFS NOMINEES PTY LIMITED
Plan Australia Financial Services Pty. Ltd.
Plan Australia Operations Pty. Ltd.
Plan Australia Pty Ltd
Plan Group Holdings Pty Ltd
Plan Group Nominees Pty Ltd
Plan Lending Pty. Ltd.
Plan Technologies Pty. Ltd.
PLUM FINANCIAL SERVICES LIMITED
PMJI INC.
PORTSMOUTH INVESTMENT COMPANY PTY LIMITED
Professional Lenders Association Network Of Australia Pty. Ltd.
PUGET LIMITED
QW Rail Leasing Limited
RELATIONSHIP SERVICES PTY LIMITED
RIVER BOYNE PTY LIMITED
RIVER EMBLEY PTY. LIMITED
RMBS 2006-2 FINANCE COMPANY PTY LIMITED
RMBS 2006-2 HOLDINGS PTY LIMITED

RMBS 2006-2 INVESTMENT COMPANY PTY LTD
ROSIE INVESTMENTS PTY LTD
RYCEE 3 PTY LIMITED
RYCEE 6 PTY LIMITED
SERV CO PTY LTD
Shadwell Holdings (UK) Limited
St Vincent Investments (Ancoats) Limited
ST VINCENT INVESTMENTS (DEVELOPMENTS) LIMITED
ST VINCENT INVESTMENTS (LONDON AND SOUTH) LIMITED
ST VINCENT INVESTMENTS (NORTH AND SCOTLAND) LIMITED
ST VINCENT INVESTMENTS (NORTH WEST) LIMITED
ST VINCENT INVESTMENTS LIMITED
STARFISH COMPANY LIMITED
STORECARD LIMITED
TASOVAC PTY LIMITED
THE DEEP IN HULL LIMITED
THE SCOTTISH AGRICULTURAL SECURITIES CORPORATION P.L.C.
Tokara Pty Ltd
TOKENHOUSE INVESTMENTS LIMITED
UFINANCIAL SERVICES PTY LTD (IN LIQUIDATION)
VALEWIN PTY LIMITED
VILEXTON PTY LTD
VIPRO PTY LTD
VPL SECURITIES PTY. LIMITED (In Liquidation)
Vynotas Pty. Ltd.
WM ASIA LIMITED
WM Australia Pty Limited
WM Fixed Assets (2) Pty Limited
WM Group Pty Limited
WORKING CAPITAL SERVICES PTY LTD
Working Capital Services UK Limited
Xero Limited
YB LEASE LIMITED
YB TRUST COMPANY LIMITED
YORBANK NOMINEES LIMITED
YORKSHIRE AND CLYDESDALE BANK FOUNDATION
YORKSHIRE AND CLYDESDALE BANK PENSION TRUSTEE LIMITED
YORKSHIRE BANK COMMERCIAL LEASING LIMITED
YORKSHIRE BANK EQUIPMENT LEASING LIMITED
YORKSHIRE BANK FINANCE LIMITED
YORKSHIRE BANK FINANCIAL SERVICES LIMITED
YORKSHIRE BANK HOME LOANS LIMITED
YORKSHIRE BANK INVESTMENTS LIMITED
YORKSHIRE BANK NOMINEES LIMITED
YORKSHIRE BANK PLC
YORKSHIRE BANK RETAIL SERVICES LIMITED
YORKSHIRE BIHK LIMITED
YORLEASE LIMITED
YOUFINANCIAL SERVICES PTY LTD (IN LIQUIDATION)
YOUNG STREET LIMITED

Form 605
Corporations Law
Section 671B
Notice of ceasing to be a substantial holder

BBG

To:
Company Name/Scheme

The Secretary
Billabong International Limited
1 Billabong Pl.
Burleigh Heads
QLD 4220
Ph: (07) 5589 9899
Fax: (07) 5589 9800

ABN **085 950 803**

1. Details of substantial holder

Name
ACN (if applicable)

National Australia Bank Limited (ACN 004 044 937) and its associated companies listed in Annexure A and which includes:

National Nominees Limited ACN 004 278 899
MLC Investments Limited ACN 002 641 661
RBC Dexia Investor Services Australia Nominees Pty Ltd (MasterKey Custom Super) (ACN 097 125 123)

The holder ceased to be a substantial holder on 01/02/2010

The previous notice was given to the company on 28/01/2010

The previous notice was dated (d/m/y) 28/01/2010

2. Changes in relevant interests

Particulars of each change in, or change in the nature of, a relevant interest of the substantial holder or an associate, in voting securities of the company or scheme, since the substantial holder was last required to give a substantial holding notice to the company or scheme are as follows:

Date of change	Person whose relevant interest changed	Nature of change	Consideration given in relation to change	Class and number of shares affected	Persons votes affected
29/01/2010 to 01/02/2010	MLC Investments Ltd (Registerd holder- RBC Dexia Investor Services Australia Nominees Pty Ltd (MasterKey Custom Super))	Share purchase	$10.48	Ordinary 1,300	1,300
		Share sale	$10.49	Ordinary 1,300	1,300
29/01/2010 to 01/02/2010	National Australia Bank Limited	Securities Lending Increase	No consideration directly referable to the securities was provided by NAB	Ordinary 159,000	159,000
		Securities Lending – Decrease	No consideration directly referable to the securities was provided by NAB	Ordinary 1,193,234	1,193,234

3. Changes in association

The following persons who have become associates of, ceased to be associates of, or have changed the nature of their association with, the substantial holder in relation to voting interests in the company or scheme are as follows:

Name and ACN (if applicable)	Nature of association
No change	

4. Addresses

The addresses of persons named in this form are as follows:

	Address
MLC Investments Limited	Ground Floor 105-153 Miller Street SYDNEY NSW 2000
RBC Global Services Australia Nominees Pty Limited	Level 18 56 Pitt Street SYDNEY NSW 2000
National Nominees Limited	Level 4 (UB 4440) 800 Bourke Street DOCKLANDS VIC 3008
National Australia Bank Limited	Level 4,(UB4440) 800 Bourke Street DOCKLANDS VIC 3008

Signature

name Robyn Weatherley

Capacity
Company Secretary
for and on behalf of National Australia Bank Limited

signature

date 04/02/2010

This is Annexure A of 7 pages referred to in the Form 605 Notice of ceasing to be a substantial holder signed by me and dated 04/02/2010

Robyn Weatherley, Company Secretary

Company Name
ACN 129 177 788 Pty Ltd (In Liquidation)
Advantedge Financial Services Holdings Pty Ltd
Advantedge Financial Services Pty Ltd
ALICE CORPORATION PTY LTD
ALLERTON HOUSE PROPERTIES LIMITED
ANCHORAGE HOME LOANS PTY LTD
ANGARA COMPANY LIMITED
Antares Capital Partners Pty Ltd
ANTARES MANAGED INVESTMENTS LIMITED
APOGEE FINANCIAL PLANNING LIMITED
ARDB LIMITED
ARIODANTE LIMITED
ASIBOND PTY LIMITED
AUSMAQ (NZ) LIMITED
AUSTRALIAN BANKS' EXPORT RE - FINANCE CORPORATION LTD
AUSTRALIAN COMPANY NUMBER 094 484 625 LIMITED
AUSTRALIAN MARKET AUTOMATED QUOTATION (AUSMAQ) SYSTEM LIMITED
BANK OF NEW ZEALAND
BNZ AgriCapital Limited
BNZ BRANCH PROPERTIES LTD
BNZ Cash PIE Unit Trust
BNZ CORPORATION LTD
BNZ EQUIPMENT LTD
BNZ Equity Investments Limited
BNZ Equity Investments No.2 Limited
BNZ Facilities Management Limited
BNZ FUNDING LTD
BNZ Income Management Limited
BNZ Income Securities 2 Limited
BNZ Income Securities Limited
BNZ INTERNATIONAL (HONG KONG) LIMITED
BNZ INTERNATIONAL AUSTRALIA LIMITED (In Liquidation)
BNZ INTERNATIONAL FUNDING LTD
BNZ INTERNATIONAL LTD
BNZ Investment Services Limited
BNZ INVESTMENTS LTD
BNZ LIFE INSURANCE LIMITED
BNZ PROPERTIES (AUCKLAND) LTD
BNZ PROPERTIES LTD
BNZ PROPERTY INVESTMENTS LTD
BNZ RMBS Trust Series 2008-1

BNZ SECURITIES AUSTRALIA LIMITED (In Liquidation)
BNZI SECURITIES NO.1 LTD
BNZI SECURITIES NO.2 LTD
BOACT PTY LTD
BRUNSWICK COLLECTION SERVICES LIMITED
C.B.C. PROPERTIES LIMITED
Calibre Asset Management Limited
CAMBERWELL 3 PTY LTD
CAMBERWELL 4 PTY LTD
CAMBERWELL 5 PTY LTD
Cambridge Real Estate Investments Pte.Ltd
CAPITA PROPERTIES PTY. LIMITED
CARDS NZ LIMITED
CB GROUP INVESTMENTS LIMITED
CBC HOLDINGS LIMITED
CGF NO. 12 LIMITED
CGF NO. 3 LIMITED
CGF NO. 6 LIMITED
CGF NO. 9 LIMITED
CHELONIA SWAPS PTY LIMITED
Choice Lend Pty Ltd
CLYDESDALE BANK ASSET FINANCE LIMITED
CLYDESDALE BANK INSURANCE BROKERS LIMITED
CLYDESDALE BANK PLC
CLYDESDALE EUROPE FINANCE LIMITED
CLYDESDALE GROUP INVESTMENTS BV
CLYDESDALE GROUP INVESTMENTS LIMITED
CLYDESDALE INVESTMENTS B.V.
CLYDESDALE INVESTMENTS UK LIMITED
COMMERCIAL NOMINEES PTY. LIMITED
CRUICKSHANK ASSET MANAGEMENT PTY LIMITED
CUSTOM CREDIT HOLDINGS LIMITED (In Liquidation)
DEESARN PTY LTD
DIBA EQUITIES LIMITED
DIBA INVESTMENTS LIMITED
DISTRA PTY LTD
EDEN VEHICLE RENTALS LIMITED (In Liquidation)
ELECTRONIC TRANSACTION SERVICES LTD
ELLY INVESTMENTS PTY LTD
EVR LIMITED (In Liquidation)
FAIRHALSEN COLLECTIONS LIMITED
FAIRVIEW EQUITY PARTNERS PTY LTD
Fastlend Pty Ltd
FBP AWARDS FUND PTY LTD
Finance & Systems Technology Holdings Pty Limited
Finance & Systems Technology Pty Ltd
Financial Technology (Australia) Pty Ltd
Fintrack Members Pty Ltd
Generation Financial Solutions Pty Ltd

GIBSON HILLS PTY LIMITED
GODFREY PEMBROKE LIMITED
Great Western Bancorporation, Inc
Great Western Bank
Great Western Service Corporation
GUIDESTAR FINANCIAL GROUP LIMITED
GUIDESTAR FINANCIAL LIMITED
GW Development Americas, Inc
GW Leasing, Inc.
GWB LLC
GWM ADVISER SERVICES LIMITED
HEGIRA LIMITED
HICAPS PTY LTD
Independent Mortgage Affiliates Pty Limited
Infocus Wealth Management Limited
INTERCHANGE AND SETTLEMENT LIMITED
JANA INVESTMENT ADVISERS PTY LIMITED
JBWere (NZ) Nominees Limited
JBWere (NZ) Pty Ltd
JBWere Pty Ltd
Lauriston Dairies Limited
LIMEHOUSE INVESTMENTS PTY LIMITED
Lodestar Capital Partners Pty Limited
LOYALTY NEW ZEALAND LIMITED
LOYALTY PACIFIC (HONG KONG) LIMITED
LOYALTY PACIFIC PTY LTD
MACHILL INVESTMENTS LIMITED
MATRIX FILM INVESTMENT ONE PTY LIMITED
MEDFIN AUSTRALIA PTY LIMITED
Meritum Financial Group Pty Ltd
MLC Alliance Holdings Pty Limited
MLC CORPORATE SERVICES ASIA (SINGAPORE) PTY LIMITED
MLC CORPORATE SERVICES ASIA PTE LTD
MLC HOLDINGS LIMITED
MLC International Holdings (Singapore) Pte Ltd
MLC INVESTMENTS LIMITED
MLC LIFETIME COMPANY LIMITED
MLC LIMITED
MLC NOMINEES PTY LTD
MLC NOMINEES UK LIMITED
MLC PROPERTIES PTY. LIMITED
MLC SAVINGS LIMITED
MLC TRUST MANAGEMENT COMPANY LTD
MLC Wealth Management Limited
MOCKEY 1 PTY LIMITED
MOCKEY 3 PTY LIMITED
MOCKEY 4 PTY LIMITED
MOCKEY 5 PTY LIMITED
MONDEX NEW ZEALAND LTD

Mortgage Support Services Pty Ltd
MSRA HOLDINGS, INC
MSRA UK LIMITED (In Liquidation)
Mss Mf Pty Ltd
Mss Mfa Pty Ltd
MUDCHUTE PTY LIMITED
N.S.W. HOUSING NO.1 PTY. LIMITED
NAB EUROPE LIMITED
NAB GOLD, LLC
NAB INVESTMENTS LIMITED
NAB IRON, LLC
NABCAPITAL LEASING (NO. 1) PTY LIMITED
NABCAPITAL LEASING (NO.2) PTY LIMITED
NabInvest Capital Partners Pty Limited
NabInvest Holdings Limited
Nabinvest Oxley Singapore Pte.Ltd
nabSecurities, LLC
NAF TRUSTEE LIMITED
NAGE TRUSTEE COMPANY LIMITED
NAGEO BV
NAM NT RAIL PTY LIMITED
NATIONAL INFRASTRUCTURE INVESTMENT NO . 1 PTY LTD(In Liquidation)
NATIONAL INFRASTRUCTURE INVESTMENT NO . 2 PTY LTD(In Liquidation)
NATIONAL INFRASTRUCTURE INVESTMENT NO . 3 PTY LTD(In Liquidation)
NATIONAL AMERICAS CAPITAL INVESTMENTS, LLC
NATIONAL AMERICAS HOLDINGS LIMITED
National Americas Holdings LLC
NATIONAL AMERICAS INVESTMENT, INC.
NATIONAL ASSET MANAGEMENT LIMITED
NATIONAL AUSTRALIA (ASSET FINANCE) LIMITED
NATIONAL AUSTRALIA BANK (GB) LIMITED
NATIONAL AUSTRALIA BANK FINANCE IRELAND LIMITED
NATIONAL AUSTRALIA BANK LIMITED
NATIONAL AUSTRALIA BANK PENSION TRUSTEE (UK) LIMITED
National Australia Bank Representações Ltda.
National Australia Bank Superannuation Fund Pty Ltd
NATIONAL AUSTRALIA CAPITAL SECURITIES (UK) PLC
NATIONAL AUSTRALIA CORPORATE ADVISORY LIMITED (In Liquidation)
NATIONAL AUSTRALIA CORPORATE SERVICES LIMITED
NATIONAL AUSTRALIA FINANCE (ASIA) LIMITED
NATIONAL AUSTRALIA FINANCE (ASSET LEASING) LLP
NATIONAL AUSTRALIA FINANCE (COMMERCIAL LEASING) LIMITED
NATIONAL AUSTRALIA FINANCE (EQUIPMENT LEASING) LIMITED
NATIONAL AUSTRALIA FINANCE (EUROPE HOLDINGS) LIMITED
NATIONAL AUSTRALIA FINANCE (INFRASTRUCTURE LEASING NO.1) LIMITED
NATIONAL AUSTRALIA FINANCE (INFRASTRUCTURE LEASING NO.2) LIMITED
NATIONAL AUSTRALIA FINANCE (LEASING) LIMITED
NATIONAL AUSTRALIA FINANCE (VESSEL LEASING NO. 2) LIMITED
NATIONAL AUSTRALIA FINANCE (VESSEL LEASING NO.1) LIMITED

NATIONAL AUSTRALIA FINANCE (VESSEL LEASING NO.3) LIMITED
NATIONAL AUSTRALIA FINANCE (VESSEL LEASING NO.4) LIMITED
NATIONAL AUSTRALIA FINANCE (VESSEL LEASING NO.5) LIMITED
NATIONAL AUSTRALIA FINANCE (VESSEL LEASING NO.6) LIMITED
NATIONAL AUSTRALIA FINANCE (VESSEL LEASING) LIMITED
NATIONAL AUSTRALIA FINANCIAL MANAGEMENT LIMITED
NATIONAL AUSTRALIA FUNDING (DELAWARE) INC.
NATIONAL AUSTRALIA GROUP (NZ) LIMITED
NATIONAL AUSTRALIA GROUP CIF TRUSTEE LIMITED
NATIONAL AUSTRALIA GROUP EUROPE ASSET HOLDINGS LIMITED
NATIONAL AUSTRALIA GROUP EUROPE ASSET INVESTMENTS LIMITED
NATIONAL AUSTRALIA GROUP EUROPE FINANCE BV
NATIONAL AUSTRALIA GROUP EUROPE INVESTMENTS LIMITED
NATIONAL AUSTRALIA GROUP EUROPE LIMITED
NATIONAL AUSTRALIA GROUP EUROPE SERVICES LIMITED
NATIONAL AUSTRALIA GROUP SERVICES LTD
NATIONAL AUSTRALIA GROUP SSP TRUSTEE LIMITED
NATIONAL AUSTRALIA INSURANCE SERVICES LTD
NATIONAL AUSTRALIA INVESTMENT CAPITAL LIMITED
NATIONAL AUSTRALIA LTD
NATIONAL AUSTRALIA MANAGERS LIMITED
NATIONAL AUSTRALIA MERCHANT BANK (SINGAPORE) LIMITED
NATIONAL AUSTRALIA OVERSEAS HOLDING (SINGAPORE) PRIVATE LIMITED
NATIONAL AUSTRALIA PKI HOLDINGS LLC
NATIONAL AUSTRALIA SECURITIES LIMITED
NATIONAL AUSTRALIA TRUSTEES LIMITED
NATIONAL AUSTRALIA UK PENSION TRUSTEE LIMITED
NATIONAL AUSTRALIA UNDERWRITERS LIMITED
NATIONAL CAPITAL FUNDING (UK) PLC
NATIONAL CAPITAL HOLDINGS I INC.
National Capital Instruments [AUD] LLC 1
National Capital instruments [AUD] LLC 2
National Capital Instruments [EURO] LLC 1
National Capital Instruments [EURO] LLC 2
National Capital Instruments II LLC 2
National Capital Instruments II LLC1
NATIONAL CAPITAL INVESTMENTS LIMITED
NATIONAL CAPITAL TRUST I
NATIONAL CAPITAL TRUST II (DELAWARE)
National Capital Trust III
NATIONAL CORPORATE INVESTMENT SERVICES LIMITED
NATIONAL EQUITIES LIMITED
NATIONAL EUROPE HOLDINGS (GB) LIMITED
NATIONAL EUROPE HOLDINGS (WEALTH MANAGEMENT) LTD
NATIONAL EUROPE HOLDINGS LIMITED
NATIONAL FUNDING HOLDINGS PTY LIMITED
NATIONAL FUNDING TRUST I
NATIONAL FUNDING TRUST II (DELAWARE)
NATIONAL GLOBAL MBS MANAGER PTY LTD

NATIONAL GLOBAL MBS MANAGER, INC.
NATIONAL HK INVESTMENTS LIMITED
NATIONAL MARGIN SERVICES PTY LIMITED
NATIONAL MARKETS GROUP LIMITED
NATIONAL MORTGAGE SECURITIES, INC.
NATIONAL NOMINEES LIMITED
NATIONAL OBU PTY LIMITED
NATIONAL ONLINE TRADING LIMITED
NATIONAL ONLINE TRADING NOMINEES PTY LTD
NATIONAL WEALTH MANAGEMENT EUROPE HOLDINGS LIMITED
NATIONAL WEALTH MANAGEMENT EUROPE SERVICES LIMITED
NATIONAL WEALTH MANAGEMENT HOLDINGS LIMITED
NATIONAL WEALTH MANAGEMENT INTERNATIONAL HOLDINGS LTD
NATIONAL WEALTH MANAGEMENT NEW ZEALAND HOLDINGS LIMITED
NATIONAL WEALTH MANAGEMENT SERVICES LTD
NAUTILUS INSURANCE (EUROPE) LIMITED
NAUTILUS INSURANCE PTE LIMITED
Navigator Australia Limited
NBA LEASING PTY. LIMITED
NBA PROPERTIES (QLD) LIMITED
NBA PROPERTIES (VIC.) LIMITED
NBA PROPERTIES LIMITED
NEW ZEALAND CARD SERVICES LTD
NMS NOMINEES PTY LIMITED
NORTH BRITISH FINANCE GROUP LIMITED (In Liquidation)
NORTHERN AND GENERAL FINANCE LIMITED
NORTHWARD CAPITAL PTY LIMITED
Norwich Union Life Australia Ltd.
NULIS Nominees (Australia) Limited
NWMH SUB LIMITED
O2-E LIMITED
P.F.A. (UK) LIMITED
PARTOWN PTY LIMITED
PEA INVESTMENTS LIMITED
PENGANA HOLDINGS PTY LTD
Pennley Pty Ltd
PFS NOMINEES PTY LIMITED
Plan Australia Financial Services Pty. Ltd.
Plan Australia Operations Pty. Ltd.
Plan Australia Pty Ltd
Plan Group Holdings Pty Ltd
Plan Group Nominees Pty Ltd
Plan Lending Pty. Ltd.
Plan Technologies Pty. Ltd.
PLUM FINANCIAL SERVICES LIMITED
PMJI INC.
PORTSMOUTH INVESTMENT COMPANY PTY LIMITED
Professional Lenders Association Network Of Australia Pty. Ltd.
PUGET LIMITED

QW Rail Leasing Limited
RELATIONSHIP SERVICES PTY LIMITED
RIVER BOYNE PTY LIMITED
RIVER EMBLEY PTY. LIMITED
RMBS 2006-2 FINANCE COMPANY PTY LIMITED
RMBS 2006-2 HOLDINGS PTY LIMITED
RMBS 2006-2 INVESTMENT COMPANY PTY LTD
ROSIE INVESTMENTS PTY LTD
RYCEE 3 PTY LIMITED
RYCEE 6 PTY LIMITED
SERV CO PTY LTD
Shadwell Holdings (UK) Limited
St Vincent Investments (Ancoats) Limited
ST VINCENT INVESTMENTS (DEVELOPMENTS) LIMITED
ST VINCENT INVESTMENTS (LONDON AND SOUTH) LIMITED
ST VINCENT INVESTMENTS (NORTH AND SCOTLAND) LIMITED
ST VINCENT INVESTMENTS (NORTH WEST) LIMITED
ST VINCENT INVESTMENTS LIMITED
STARFISH COMPANY LIMITED
STORECARD LIMITED
TASOVAC PTY LIMITED
THE DEEP IN HULL LIMITED
THE SCOTTISH AGRICULTURAL SECURITIES CORPORATION P.L.C.
Tokara Pty Ltd
TOKENHOUSE INVESTMENTS LIMITED
UFINANCIAL SERVICES PTY LTD (IN LIQUIDATION)
VALEWIN PTY LIMITED
VILEXTON PTY LTD
VIPRO PTY LTD
VPL SECURITIES PTY. LIMITED (In Liquidation)
Vynotas Pty. Ltd.
WM ASIA LIMITED
WM Australia Pty Limited
WM Fixed Assets (2) Pty Limited
WM Group Pty Limited
WORKING CAPITAL SERVICES PTY LTD
Working Capital Services UK Limited
Xero Limited
YB LEASE LIMITED
YB TRUST COMPANY LIMITED
YORBANK NOMINEES LIMITED
YORKSHIRE AND CLYDESDALE BANK FOUNDATION
YORKSHIRE AND CLYDESDALE BANK PENSION TRUSTEE LIMITED
YORKSHIRE BANK COMMERCIAL LEASING LIMITED
YORKSHIRE BANK EQUIPMENT LEASING LIMITED
YORKSHIRE BANK FINANCE LIMITED
YORKSHIRE BANK FINANCIAL SERVICES LIMITED
YORKSHIRE BANK HOME LOANS LIMITED
YORKSHIRE BANK INVESTMENTS LIMITED

YORKSHIRE BANK NOMINEES LIMITED
YORKSHIRE BANK PLC
YORKSHIRE BANK RETAIL SERVICES LIMITED
YORKSHIRE BIHK LIMITED
YORLEASE LIMITED
YOUFINANCIAL SERVICES PTY LTD (IN LIQUIDATION)
YOUNG STREET LIMITED


ASX
AUSTRALIAN SECURITIES EXCHANGE

ASX Limited
ABN 98 008 624 691
20 Bridge Street
Sydney NSW 2000

PO Box H224
Australia Square
NSW 1215

Telephone 1800 021 965
61 2 9227 0334

Facsimile:

Australia: 1300 135 638
New Zealand: 0800 449 707
International: 61 2 9347 0005
61 2 9778 0999

www.asx.com.au
DX 10427 Stock Exchange Sydney

Facsimile

To	Company Secretary
Company	BILLABONG INTERNATIONAL LIMITED
Fax number	0755899654
From	ASX Limited – Company Announcements Office
Date	08-Feb-2010
Time	11:51:02
Subject	Confirmation Of Receipt And Release Of Announcement
Number of pages	1 only

MESSAGE:

We confirm the receipt and release to the market of an announcement regarding:

Change in substantial holding from CBA

If ASX considers an announcement to be sensitive, trading will be halted for 10 minutes.

If your announcement is classified by ASX as sensitive, your company's securities will be placed into "pre-open" status on ASX's trading system. This means that trading in your company's securities is temporarily stopped, to allow the market time to assess the contents of your announcement. "Pre-open" is approximately 10 minutes for most announcements but can be 50 minutes (approximately) for takeover announcements.

Once "pre-open" period is completed, full trading of the company's securities recommences.

FORM 604

Corporations Act 2001
Section 671B

Notice of change of interests of Substantial Holder

To: Billabong International Limited

ACN/ARSN: 084 923 946

1. Details of substantial holder

Name: Commonwealth Bank of Australia ACN 123 123 124 (CBA), and its subsidiaries

There was a change in the interests of the substantial holder on	02/02/2010
The previous notice was given to the company on	16/11/2009
The previous notice was dated	10/11/2009

2. Previous and present voting power

The total number of votes attached to all the voting shares in the company or voting interests in the scheme that the substantial holder or an associate had a relevant interest in when last required, and when now required, to give a substantial holding notice to the company or scheme, are as follows:

Class of securities	**Previous Notice**		**Present Notice**	
	Person's votes	Voting Power	Person's votes	Voting Power
Fully paid ordinary shares	15,980,853	6.32%	18,700,116	7.40%

For the securities (if any) listed below see NOTE 1 at the end of this form

Class of securities	**Previous Notice**		**Present Notice**	
	Person's votes	Voting Power	Person's votes	Voting Power
Fully paid ordinary shares	1,917,556	0.76% see note 1 at the end of this form	2,156,784	0.85% see note 1 at the end of this form

For the securities (if any) listed below see NOTE 2 at the end of this form

Class of securities	**Previous Notice**		**Present Notice**	
	Person's votes	Voting Power	Person's votes	Voting Power
Fully paid ordinary shares	0	0.00% see note 2 at the end of this form	0	0.00% see note 2 at the end of this form

Class of securities	**Previous Notice**		**Present Notice**	
	Person's votes	Voting Power	Person's votes	Voting Power
Grand TOTAL	17,898,409	7.08%	20,856,900	8.25%

3. Changes in relevant interest

Particulars of each change in, or change in the nature of, a relevant interest of the substantial shareholder or an associate in voting securities of the company or scheme, since the substantial holder was last required to give a substantial holding notice to the company or scheme are as follows:

Date of change	Person whose relevant interest changed	Nature of change	Consideration given in relation to change	Class and number of securities affected	Person's votes affected
See annexure "B" to this notice.					

4. Present relevant interests

Particulars of each relevant interest of the substantial holder in voting securities after the change are as follows:

Holder of relevant interest	Registered holder of securities	Person entitled to be registered as holder	Nature of relevant interest	Class and number of Shares	Person's votes
Avanteos Investments Limited	Avanteos Investments Limited		Power to control the exercise of a right to vote attached to securities and/or to control the exercise of the power to dispose of securities pursuant to the position held as superannuation trustee.	2,777 Fully paid ordinary shares	2,777
Colonial First State Investment Limited (1)	Citicorp Nominees Pty Limited		Power to exercise voting rights pursuant to position held as the responsible entity of a managed investment scheme	17,540,654 Fully paid ordinary shares	17,540,654
Colonial First State Investment Limited (2)	BNP Paribas Securities		Power to exercise voting rights pursuant to position held as manager under investment mandate	598,296 Fully paid ordinary shares	598,296
Colonial First State Investment Limited (2)	Citicorp Nominees Pty Limited		Power to exercise voting rights pursuant to position held as manager under investment mandate	82,786 Fully paid ordinary shares	82,786
Colonial First State Investment Limited (3)	Citicorp Nominees Pty Limited		Power to exercise voting rights pursuant to position held as the responsible entity of a managed investment scheme	2,003,727 Fully paid ordinary shares* See note 1 on the last page of this form.	2,003,727
Commonwealth Bank Officers Superannuation Corporation Pty Limited ATF Officers' Superannuation Fund	Citicorp Nominees Pty Limited		Power to exercise voting rights pursuant to position held as superannuation trustee	475,603 Fully paid ordinary shares	475,603
Realindex Investments Limited	Citicorp Nominees Pty Limited		Power to control the exercise of a right to vote attached to securities and/or to control the exercise of the power to dispose of securities.	153,057 Fully paid ordinary shares	153,057
Grand Total					20,856,900

5. Changes in association

The persons who have become associates(2) of, ceased to be associates of, or have changed the nature of their association (9) with, the substantial holder in relation to voting interests in the company or scheme are as follows:

Name and ACN/ARSN (if applicable)	Nature of Association

6. Addresses

The addresses of persons named in this form are as follows:

Name	Address
Avanteos Investments Limited	Ground Floor, Tower 1 201 Sussex Street Sydney NSW 2000
Colonial First State Investment Limited (1)	Ground Floor, Tower 1 201 Sussex Street Sydney NSW 2000
Colonial First State Investment Limited (2)	Ground Floor, Tower 1 201 Sussex Street Sydney NSW 2000
Commonwealth Bank Officers Superannuation Corporation Pty Limited ATF Officers' Superannuation Fund	Ground Floor, Tower 1 201 Sussex Street Sydney NSW 2000
Colonial First State Investment Limited (3)	Ground Floor, Tower 1 201 Sussex Street Sydney NSW 2000
Realindex Investments Limited	Ground Floor, Tower 1 201 Sussex Street Sydney NSW 2000

7. Signature

NOTE 1--(This note is relevant to section 2 3 4 and 5)

The relevant interests in these securitites are /were held by Colonial First State Investments Limited (CFS) as responsible entity of the specified registered managed investment schemes and relate(d) to holdings in connection with the Colonial First State First Choice product range. Decisions to buy/sell those securities and exercise voting rights in relation to those securities are made by external managers (unrelated to the Commonwealth Bank Group) to whom CFS has outsourced those functions. By instrument dated 29 October 2001 the Australian Securities and Investments Commission has granted certain relief to CFS and its related bodies corporate for these holdings from the provisions of Chapter 6 of the Corporations Act in relation to the acquisition of such securities.

NOTE 2--(This note is relevant to section 2 3 4 and 5)

452 Capital Pty Ltd ("452 Capital") is the investment manager in relation to the securities. Exercise of voting and disposal powers by 452 Capital is subject to any client direction. Capital 121 has a relevant interest in more than 20% of the shares in 452 Capital by virtue of the Exclusivity Agreement attached as Annexure A and therefore, by virtue of s608(3)(a) has a deemed relevant interest in the securities.

....
John Damien Hatton - Company Secretary

Dated the 8 day of February 2010.

Annexure A

This is the annexure mark A referred to in Form 604, Notice of change of interests of Substantial Holder of Commonwealth Bank of Australia ACN 123 123 124 and certain other companies dated 02/02/2010

....

John Damien Hatton – Company Secretary

SCHEDULE

ASB Bank Limited
ASB Capital Limited
ASB Capital No.2 Limited
ASB Group (Life) Limited
ASB Holdings Limited
Avanteos Investments Ltd (ACN 096 259 979)
Avanteos Pty Limited (ACN 066 862 97)
Burdekin Investments Limited
CBA (Delaware) Finance Incorporated
CBA (Europe) Finance Limited
CBA Asia Limited
CBA Capital Trust I
CBA Capital Trust II
CBA Funding (NZ) Limited
CBA Funding Trust I
CBA Investments Limited (ACN 000 835 423)
CBA NZ Holding Limited
CBA USD Funding Limited
CBCL Australia Limited
CBFC Leasing Pty Limited(ACN 008 520 965)
CBFC Limited (ACN 008 519 462)
CFS Managed Property Limited(ACN 006 464 428)
CMG Asia Life Holdings Limited
Collateral Leasing Pty Limited(ACN 002 681 218)
Colonial AFS Services Pty Limited (ACN 083 514 667)
Colonial Fiji Life Limited
Colonial Finance Limited (ACN 067 105 435)
Colonial First State (UK) Holdings Limited
Colonial First State Asset Management (Australia) Limited (ACN 114 194 311)
Colonial First State Group Limited (ACN 004 405 556)
Colonial First State Investments (NZ) Limited
Colonial First State Investments Limited (ACN 002 348 352)
Colonial First State Property Limited (ACN 085 313 926)
Colonial First State Property Management Pty Ltd (ACN 101 504 045)
Colonial First State Property Retail Trust
Colonial Holding Company Limited (ACN 074 706 782)
CommBank Europe Limited
CommBankManConsult(Asia)Co Ltd
CommCapital S.a.r.l
CommInternational Limited
Commonwealth Financial Planning Limited(ACN 003 900 169)
Commonwealth Insurance Holdings Limited (ACN 088 327 959)
Commonwealth Insurance Limited (ACN 067 524 216)
Commonwealth Managed Investments Limited (ACN 084 098 180)
Commonwealth Securities Limited (ACN 067 254 399)
CommTrading Limited
Copacabana Beach Pty Ltd(ACN 123 047 978)
Crystal Avenue Pty Limited(ACN 123 019 956)
CTB Australia Limited
D Compartment ABI Lux Co
eCommlegal Pty Ltd
Financial Wisdom Limited(ACN 006 646 108)
First State (HK) LLC
First State Investment Holdings (Singapore) Ltd
First State Investment Managers (Asia) Limited (ACN 054 571 701)
First State Investments (Cayman) Limited
Fringe Pty Ltd (ACN 078 791 901)
FS Investments (Bermuda) Ltd
Greenwood Lending Pty Ltd(ACN 112 461 131)
Group Treasury Services NZ Limited(ACN 1761530)
GT Funding No6 Ltd Partnership(NSWLP 00000537)
GT Investments No 3 Pty Ltd(ACN 126 767 931)
GT Operating No.2 Pty Limited(ACN 100 915 517)
GT Operating No4 Pty Ltd(ACN 121 276 088)
Harboard Beach Pty Ltd(ACN 123 178 450)
Hemisphere Lane Pty Ltd(ACN 100 915 400)
Homepath Pty Limited (ACN 081 986 530)
IWL Limited(ACN 078 119 212)
Jacques Martin Administration and Consulting Pty Limited(ACN 006 787 748)
Kiwi Income Properties Limited
Kiwi Property Management Limited
Lily Pty Ltd(ACN 124 503 117)
Loft No 3 Pty Ltd(ACN 118 488 234)
Luca Limited Partnership
M-Land Pty Ltd(ACN 106 099 923)
Medallion Series Trust 2006 1G
Medallion Trust Series 2003-1G
Medallion Trust Series 2004-1G
Medallion Trust Series 2005-1G
Medallion Trust Series 2005-2G
Medallion Trust Series 2007 4P
Medallion Trust Series 2007 5P
Medallion Trust Series 2007-1G
Medallion Trust Series 2008-1R
MIS Funding No1 Pty Limited(ACN 119 268 905)
National Bank of Fiji Limited
Newport Limited
Padang Pty Ltd(ACN 106 099 496)
Pavillion and Park Limited
PERLS II Trust (ARSN 107 133 488)
PERLS III Trust (formally Preferred Capital Limited)
Pontoon (Funding)PLC
Prime Investment Entity Limited(ACN 065 915 139)
PT Astra CMG Life
PT Bank Commonwealth
Securitisation Advisory Services Pty Ltd(ACN 064 133 946)
Series 2001-1G Medallion Trust
Series 2002-1G Medallion Trust
Share Investments Pty Limited(ACN 010 035 837)
SHIELD Series 21
SHIELD Series 50
Sovereign Group Limited
Sovereign Limited
Sparad (No. 24) Pty Limited (ACN 057 975 087)
Watermark Limited

End of Annexure A

Annexure B

This is the annexure mark B referred to in Form 604, Notice of change of interests of Substantial Holderof Commonwealth Bank of Australia ACN 123 123 124 and certain other companies dated 02/02/2010

John Damien Hatton -- Company Secretary

Realindex Investments Limited

Date	Registered Company	Transaction type	Quantity	Consideration
12 Nov 2009	Citicorp Nominees Pty Limited	BUY	2957	31793
14 Dec 2009	Citicorp Nominees Pty Limited	BUY	2380	25971
06 Jan 2010	Citicorp Nominees Pty Limited	BUY	4375	47889
Total			**9712**	**105653**
Entity Total			**9712**	**105653**

Colonial First State Investment Limited (2)

Date	Registered Company	Transaction type	Quantity	Consideration
11 Nov 2009	BNP Paribas Securities	BUY	5101	53975
11 Nov 2009	BNP Paribas Securities	BUY	10201	107900
22 Dec 2009	BNP Paribas Securities	BUY	2620	27514
02 Feb 2010	BNP Paribas Securities	BUY	45331	466835
Total			**63253**	**656224**

Date	Registered Company	Transaction type	Quantity	Consideration
11 Nov 2009	Citicorp Nominees Pty Limited	BUY	72	762
11 Nov 2009	Citicorp Nominees Pty Limited	BUY	144	1523
09 Dec 2009	Citicorp Nominees Pty Limited	BUY	660	7392
11 Dec 2009	Citicorp Nominees Pty Limited	BUY	650	7072
18 Dec 2009	Citicorp Nominees Pty Limited	SELL	-36	-383
22 Dec 2009	Citicorp Nominees Pty Limited	BUY	42	441
23 Dec 2009	Citicorp Nominees Pty Limited	BUY	3000	32078
02 Feb 2010	Citicorp Nominees Pty Limited	BUY	627	6457
Total			**5159**	**55342**
Entity Total			**68412**	**711566**

Colonial First State Investment Limited (3)

Date	Registered Company	Transaction type	Quantity	Consideration
11 Nov 2009	Citicorp Nominees Pty Limited	BUY	14125	149719
12 Nov 2009	Citicorp Nominees Pty Limited	BUY	8008	86575
12 Nov 2009	Citicorp Nominees Pty Limited	BUY	12012	130091
13 Nov 2009	Citicorp Nominees Pty Limited	BUY	4004	42666
13 Nov 2009	Citicorp Nominees Pty Limited	BUY	8006	84827
13 Nov 2009	Citicorp Nominees Pty Limited	SELL	-23000	-243280
13 Nov 2009	Citicorp Nominees Pty Limited	SELL	-10839	-114463
13 Nov 2009	Citicorp Nominees Pty Limited	SELL	-5086	-54085
16 Nov 2009	Citicorp Nominees Pty Limited	SELL	-20860	-224362
17 Nov 2009	Citicorp Nominees Pty Limited	BUY	18209	194821
17 Nov 2009	Citicorp Nominees Pty Limited	BUY	64147	685668
17 Nov 2009	Citicorp Nominees Pty Limited	SELL	-12516	-133342
17 Nov 2009	Citicorp Nominees Pty Limited	SELL	-5424	-57909
18 Nov 2009	Citicorp Nominees Pty Limited	BUY	14567	151895
18 Nov 2009	Citicorp Nominees Pty Limited	BUY	27163	281292
18 Nov 2009	Citicorp Nominees Pty Limited	BUY	33587	349822
19 Nov 2009	Citicorp Nominees Pty Limited	BUY	29134	295031
20 Nov 2009	Citicorp Nominees Pty Limited	BUY	7283	74250
25 Nov 2009	Citicorp Nominees Pty Limited	BUY	10800	109295
25 Nov 2009	Citicorp Nominees Pty Limited	SELL	-550	-5669
26 Nov 2009	Citicorp Nominees Pty Limited	BUY	1310	13454
26 Nov 2009	Citicorp Nominees Pty Limited	BUY	27473	281305
26 Nov 2009	Citicorp Nominees Pty Limited	SELL	-2117	-21696
27 Nov 2009	Citicorp Nominees Pty Limited	BUY	3437	34713
27 Nov 2009	Citicorp Nominees Pty Limited	BUY	16000	161579

27 Nov 2009	Citicorp Nominees Pty Limited	BUY	47154	475911
30 Nov 2009	Citicorp Nominees Pty Limited	BUY	20348	211415
30 Nov 2009	Citicorp Nominees Pty Limited	SELL	-6228	-64759
30 Nov 2009	Citicorp Nominees Pty Limited	SELL	-1100	-11359
03 Dec 2009	Citicorp Nominees Pty Limited	SELL	-28000	-303837
04 Dec 2009	Citicorp Nominees Pty Limited	BUY	3518	37377
10 Dec 2009	Citicorp Nominees Pty Limited	SELL	-99	-1087
07 Jan 2010	Citicorp Nominees Pty Limited	BUY	10000	109974
08 Jan 2010	Citicorp Nominees Pty Limited	BUY	1863	21048
08 Jan 2010	Citicorp Nominees Pty Limited	BUY	28433	328903
11 Jan 2010	Citicorp Nominees Pty Limited	BUY	6730	77210
11 Jan 2010	Citicorp Nominees Pty Limited	BUY	10057	115414
12 Jan 2010	Citicorp Nominees Pty Limited	BUY	2753	31601
12 Jan 2010	Citicorp Nominees Pty Limited	BUY	8140	93410
13 Jan 2010	Citicorp Nominees Pty Limited	BUY	1595	18264
13 Jan 2010	Citicorp Nominees Pty Limited	BUY	5102	58584
14 Jan 2010	Citicorp Nominees Pty Limited	BUY	1947	22839
15 Jan 2010	Citicorp Nominees Pty Limited	BUY	3411	40216
15 Jan 2010	Citicorp Nominees Pty Limited	BUY	8305	96816
18 Jan 2010	Citicorp Nominees Pty Limited	SELL	-19400	-228142
19 Jan 2010	Citicorp Nominees Pty Limited	BUY	9620	111414
19 Jan 2010	Citicorp Nominees Pty Limited	BUY	9924	114801
19 Jan 2010	Citicorp Nominees Pty Limited	SELL	-4200	-48365
20 Jan 2010	Citicorp Nominees Pty Limited	BUY	4810	55340
20 Jan 2010	Citicorp Nominees Pty Limited	BUY	6245	71982
20 Jan 2010	Citicorp Nominees Pty Limited	SELL	-9176	-105547
20 Jan 2010	Citicorp Nominees Pty Limited	SELL	-200	-2310
21 Jan 2010	Citicorp Nominees Pty Limited	BUY	2094	23643
21 Jan 2010	Citicorp Nominees Pty Limited	BUY	4597	52191
21 Jan 2010	Citicorp Nominees Pty Limited	SELL	-3400	-38321
22 Jan 2010	Citicorp Nominees Pty Limited	BUY	11209	126577
22 Jan 2010	Citicorp Nominees Pty Limited	SELL	-9700	-109318
27 Jan 2010	Citicorp Nominees Pty Limited	SELL	-18178	-204858
27 Jan 2010	Citicorp Nominees Pty Limited	SELL	-7532	-84111
27 Jan 2010	Citicorp Nominees Pty Limited	SELL	-2951	-32948
01 Feb 2010	Citicorp Nominees Pty Limited	SELL	-16191	-169082
02 Feb 2010	Citicorp Nominees Pty Limited	SELL	-70857	-727424
Total			**229516**	**2435659**

Entity Total			**229516**	**2435659**

Colonial First State Investment Limited (1)

Date	Registered Company	Transaction type	Quantity	Consideration
11 Nov 2009	Citicorp Nominees Pty Limited	BUY	901	9515
11 Nov 2009	Citicorp Nominees Pty Limited	BUY	1332	14094
11 Nov 2009	Citicorp Nominees Pty Limited	BUY	2664	28178
11 Nov 2009	Citicorp Nominees Pty Limited	BUY	12764	135059
11 Nov 2009	Citicorp Nominees Pty Limited	BUY	18117	191700
11 Nov 2009	Citicorp Nominees Pty Limited	BUY	25251	267187
11 Nov 2009	Citicorp Nominees Pty Limited	BUY	25527	270010
11 Nov 2009	Citicorp Nominees Pty Limited	BUY	36234	383263
11 Nov 2009	Citicorp Nominees Pty Limited	BUY	37363	395347
11 Nov 2009	Citicorp Nominees Pty Limited	BUY	50503	534192
11 Nov 2009	Citicorp Nominees Pty Limited	BUY	74727	790420
13 Nov 2009	Citicorp Nominees Pty Limited	BUY	4301	45505
13 Nov 2009	Citicorp Nominees Pty Limited	BUY	100000	1059037
16 Nov 2009	Citicorp Nominees Pty Limited	BUY	44170	480010
16 Nov 2009	Citicorp Nominees Pty Limited	BUY	94841	1030669
17 Nov 2009	Citicorp Nominees Pty Limited	BUY	101403	1084747
17 Nov 2009	Citicorp Nominees Pty Limited	BUY	106811	1142545
17 Nov 2009	Citicorp Nominees Pty Limited	BUY	201446	2154945
17 Nov 2009	Citicorp Nominees Pty Limited	BUY	212189	2269761
18 Nov 2009	Citicorp Nominees Pty Limited	BUY	31000	322812
25 Nov 2009	Citicorp Nominees Pty Limited	BUY	1913	19321
09 Dec 2009	Citicorp Nominees Pty Limited	BUY	1940	21728
11 Dec 2009	Citicorp Nominees Pty Limited	SELL	-650	-7072
18 Dec 2009	Citicorp Nominees Pty Limited	SELL	-607	-6465
18 Dec 2009	Citicorp Nominees Pty Limited	SELL	-318	-3387
22 Dec 2009	Citicorp Nominees Pty Limited	BUY	673	7068

22 Dec 2009	Citicorp Nominees Pty Limited	BUY	5825	61171
22 Dec 2009	Citicorp Nominees Pty Limited	BUY	8196	86070
22 Dec 2009	Citicorp Nominees Pty Limited	BUY	12475	131006
05 Jan 2010	Citicorp Nominees Pty Limited	SELL	-3262	-36698
05 Jan 2010	Citicorp Nominees Pty Limited	SELL	-1632	-18356
08 Jan 2010	Citicorp Nominees Pty Limited	BUY	50183	567064
13 Jan 2010	Citicorp Nominees Pty Limited	BUY	337	3816
19 Jan 2010	Citicorp Nominees Pty Limited	BUY	1834	21091
21 Jan 2010	Citicorp Nominees Pty Limited	BUY	450000	5093350
22 Jan 2010	Citicorp Nominees Pty Limited	BUY	106545	1203768
22 Jan 2010	Citicorp Nominees Pty Limited	SELL	-1433	-16244
25 Jan 2010	Citicorp Nominees Pty Limited	BUY	50000	553718
25 Jan 2010	Citicorp Nominees Pty Limited	SELL	-39854	-448358
27 Jan 2010	Citicorp Nominees Pty Limited	BUY	342935	3851976
02 Feb 2010	Citicorp Nominees Pty Limited	BUY	11860	122139
02 Feb 2010	Citicorp Nominees Pty Limited	BUY	101785	1048219
02 Feb 2010	Citicorp Nominees Pty Limited	BUY	146117	1504767
02 Feb 2010	Citicorp Nominees Pty Limited	BUY	224445	2311417
Total			**2650851**	**28680105**
Entity Total			**2650851**	**28680105**
Grand Total			**2958491**	**31932985**

End of Annexure B

Rule 3.19A.2

Appendix 3Y

Change of Director's Interest Notice

Information or documents not available now must be given to ASX as soon as available. Information and documents given to ASX become ASX's property and may be made public.

Introduced 30/9/2001.

Name of entity **BILLABONG INTERNATIONAL LIMITED**
ABN 17 084 923 946

We (the entity) give ASX the following information under listing rule 3.19A.2 and as agent for the director for the purposes of section 205G of the Corporations Act.

Name of Director	Derek O'Neill
Date of last notice	7 September 2009

Part 1 - Change of director's relevant interests in securities
In the case of a trust, this includes interests in the trust made available by the responsible entity of the trust

Note: In the case of a company, interests which come within paragraph (i) of the definition of "notifiable interest of a director" should be disclosed in this part.

Direct or indirect interest	Direct
Nature of indirect interest (including registered holder) Note: Provide details of the circumstances giving rise to the relevant interest.	
Date of change	27 October 2009 (shareholder approval of award)
No. of securities held prior to change	277,165 Derek O'Neill & Nicole O'Neill <O'Neill Family A/C> 840,351 (Derek O'Neill) 56,363 (Derek O'Neill – shares will vest after the three year performance period end date of 30 June 2010, provided the performance hurdles have been met) 71,704 (Derek O'Neill – shares will vest after the three year performance period end date of 30 June 2011, provided the performance hurdles have been met) **1,245,583 TOTAL FULLY PAID ORDINARY SHARES** 629,007 (Derek O'Neill – Share Options issued 31/10/08, exercisable at A$11.43, provided the performance hurdles have been met. Options expire 31/10/15) **629,007 TOTAL SHARE OPTIONS**
Class	Fully paid ordinary listed shares

Number acquired	88,170
Number disposed	
Value/Consideration Note: If consideration is non-cash, provide details and estimated valuation	NIL
No. of securities held after change	277,165 Derek O'Neill & Nicole O'Neill <O'Neill Family A/C> 840,351 (Derek O'Neill) 56,363 (Derek O'Neill – shares will vest after the three year performance period end date of 30 June 2010, provided the performance hurdles have been met) 71,704 (Derek O'Neill – shares will vest after the three year performance period end date of 30 June 2011, provided the performance hurdles have been met) 88,170 (Derek O'Neill – shares will vest after the three year performance period end date of 30 June 2012, provided the performance hurdles have been met) **1,333,753 TOTAL FULLY PAID ORDINARY SHARES** 629,007 (Derek O'Neill – Share Options issued 31/10/08, exercisable at A$11.43, provided the performance hurdles have been met. Options expire 31/10/15) **629,007 TOTAL SHARE OPTIONS**
Nature of change Example: on-market trade, off-market trade, exercise of options, issue of securities under dividend reinvestment plan, participation in buy-back	Shares awarded under the Billabong Executive Performance Share Plan as approved by shareholders at the company's AGM on 27 October, 2009 to be issued within three months of the AGM, and no later than twelve months after the AGM.

Part 2 – Change of director's interests in contracts – N/A

Note: In the case of a company, interests which come within paragraph (ii) of the definition of "notifiable interest of a director" should be disclosed in this part.

Detail of contract	
Nature of interest	
Name of registered holder (if issued securities)	
Date of change	
No. and class of securities to which interest related prior to change Note: Details are only required for a contract in relation to which the interest has changed	
Interest acquired	
Interest disposed	
Value/Consideration Note: If consideration is non-cash, provide details and an estimated valuation	
Interest after change	

Rule 3.19A.2

Appendix 3Y

Change of Director's Interest Notice

Information or documents not available now must be given to ASX as soon as available. Information and documents given to ASX become ASX's property and may be made public.

Introduced 30/9/2001.

Name of entity	BILLABONG INTERNATIONAL LIMITED
ABN	17 084 923 946

We (the entity) give ASX the following information under listing rule 3.19A.2 and as agent for the director for the purposes of section 205G of the Corporations Act.

Name of Director	Paul Naude
Date of last notice	4 September 2009

Part 1 - Change of director's relevant interests in securities

In the case of a trust, this includes interests in the trust made available by the responsible entity of the trust

Note: In the case of a company, interests which come within paragraph (i) of the definition of "notifiable interest of a director" should be disclosed in this part.

Direct or indirect interest	Direct
Nature of indirect interest (including registered holder) Note: Provide details of the circumstances giving rise to the relevant interest.	
Date of change	27 October 2009 (shareholder approval of award)
No. of securities held prior to change	1,160,988 (Paul Naude) 48,745 (Paul Naude – shares will vest after the three year performance period end date of 30 June 2010, provided the performance hurdles have been met) 62,020 (Paul Naude – shares will vest after the three year performance period end date of 30 June 2011, provided the performance hurdles have been met) **1,271,753 TOTAL FULLY PAID ORDINARY SHARES** 524,170 (Paul Naude – Share Options issued 31/10/08, exercisable at A$11.43, provided the performance hurdles have been met. Options expire 31/10/15) **524,170 TOTAL SHARE OPTIONS**
Class	Fully paid ordinary listed shares
Number acquired	N/A
Number disposed	N/A

+ See chapter 19 for defined terms.

Value/Consideration Note: If consideration is non-cash, provide details and estimated valuation	NIL
No. of securities held after change	1,160,988 (Paul Naude) 48,745 (Paul Naude – shares will vest after the three year performance period end date of 30 June 2010, provided the performance hurdles have been met) 62,020 (Paul Naude – shares will vest after the three year performance period end date of 30 June 2011, provided the performance hurdles have been met) 76,262 (Paul Naude – shares will vest after the three year performance period end date of 30 June 2012, provided the performance hurdles have been met) **1,348,015 TOTAL FULLY PAID ORDINARY SHARES** 524,170 (Paul Naude – Share Options issued 31/10/08, exercisable at A$11.43, provided the performance hurdles have been met. Options expire 31/10/15) **524,170 TOTAL SHARE OPTIONS**
Nature of change Example: on-market trade, off-market trade, exercise of options, issue of securities under dividend reinvestment plan, participation in buy-back	Shares awarded under the Billabong Executive Performance Share Plan as approved by shareholders at the company's AGM on 27 October, 2009 to be issued within three months of the AGM, and no later than twelve months after the AGM.

Part 2 – Change of director's interests in contracts – N/A

Note: In the case of a company, interests which come within paragraph (ii) of the definition of "notifiable interest of a director" should be disclosed in this part.

Detail of contract	
Nature of interest	
Name of registered holder (if issued securities)	
Date of change	
No. and class of securities to which interest related prior to change Note: Details are only required for a contract in relation to which the interest has changed	
Interest acquired	
Interest disposed	
Value/Consideration Note: If consideration is non-cash, provide details and an estimated valuation	
Interest after change	

+ See chapter 19 for defined terms.



ASX ANNOUNCEMENT

Billabong International Limited

ABN 17 084 923 946









1 Billabong Place
Burleigh Heads
QLD 4220 Australia

P O Box 283
Burleigh Heads
QLD 4220 Australia

Tel: +61 7 5589 9899
Fax: +61 7 5589 9654

www.billabongbiz.com

BILLABONG INTERNATIONAL LIMITED
RESULTS FOR THE HALF YEAR TO 31 DECEMBER 2009

GOLD COAST, 19 February 2010: Billabong International Limited today announced a net profit after tax (NPAT) of $69.7 million for the six months ended 31 December 2009.

The NPAT result was down 7.6% in constant currency terms (or down 9.5% in constant currency terms when excluding the prior year's asset impairment charge) and down 15.4% in reported terms compared to the six months ended 31 December 2008 (the prior corresponding period) following a significant strengthening of the Australian dollar against the United States dollar and the Euro in particular.

Group sales of $721.0 million were 2.8% lower in constant currency terms or down 10.8% in reported terms compared to the prior corresponding period. On a regional level in constant currency terms, sales increased 2.6% in Europe, while sales in Australasia decreased 1.4% and sales in the Americas were 6.2% lower compared to the prior corresponding period.

Gross margins strengthened to 55.5% (from 53.8% in the prior corresponding period).

Earnings before interest, tax, depreciation and amortisation (EBITDA) of $123.5 million was 9.5% lower in constant currency terms or 16.2% lower in reported terms compared to the prior corresponding period. EBITDA margins decreased to 17.1% (from 18.2% in the prior corresponding period), reflecting the difficult trading environment and changing regional mix, combined with significant foreign exchange movements.

Basic earnings per share (EPS) of 27.9 cents was 26.8% lower compared to the prior corresponding period, reflecting the lower reported NPAT result and an increase in the number of shares on issue principally arising from a capital raising announced in May 2009.

Directors declared an interim dividend of 18 cents per share, partially franked to 50%.

Billabong International Limited chief executive officer Derek O'Neill said the result was in line with the Company's guidance.

"The Company continues to perform to expectation in a difficult global retail environment," said Mr O'Neill.

"The Group experienced strong growth in many European territories, including Germany and Central European countries, while Australia had solid sales growth of approximately 4% compared to the prior corresponding period.

"In North America there were some signs of improvement in the Company's own retail operations, but business remained relatively challenging at the wholesale account level."

Mr O'Neill said the overall Group result was significantly adversely impacted by foreign exchange movements. In particular, a strengthening Australian dollar against the US dollar and the Euro compared to the prior corresponding period adversely impacted the translation of reported results.

Cashflow from operating activities was very strong, increasing by more than 100% over the prior corresponding period, principally reflecting higher net cash receipts and a lower interest expense.

Mr O'Neill said the Company remained cautious in its trading expectations for the full financial year given the ongoing instability in the global economic environment.

The Company is reaffirming its previously advised full-year guidance of 5% NPAT growth compared to the prior corresponding period in constant currency terms and excluding the prior corresponding period's impairment charge, or 10% constant currency growth when including the prior corresponding period's impairment charge.

MARIA MANNING
COMPANY SECRETARY



BILLABONG.

HALF YEAR RESULTS PRESENTATION 09/10

BILLABONG INTERNATIONAL LIMITED ABN 17 084 923 946



Presentation by Derek O'Neill
Billabong International's Chief Executive Officer

Billabong International Limited today reported a net profit after tax (NPAT) of $69.7 million for the six months ended 31 December 2009. The result was down 7.6% in constant currency terms (or down 9.5% in constant currency terms when excluding the 2008-09 half-year's asset impairment charge) and down 15.4% in reported terms following a significant strengthening of the Australian dollar against the United States dollar and the Euro in particular compared to the 2008-09 half-year ended 31 December 2008 (the prior corresponding period). Reported Group sales of $721.0 million were 2.8% lower in constant currency terms or down 10.8% in reported terms compared to the prior corresponding period. On a regional level in constant currency terms, sales increased 2.6% in Europe, while sales in Australasia decreased 1.4% and sales in the Americas were 6.2% lower compared to the prior corresponding period.

Gross margins strengthened to 55.5% (from 53.8% in the prior corresponding period), reflecting improved gross margins in North America in a less promotional environment, offset by softer gross margins in Australia and Europe driven by weaker foreign exchange hedge rates achieved for product purchases compared to the prior corresponding period.

Earnings before interest, tax, depreciation and amortisation (EBITDA) of $123.5 million was 9.5% lower in constant currency terms or 16.2% lower in reported terms compared to the prior corresponding period. EBITDA margins decreased to 17.1% (from 18.2% in the prior corresponding period), reflecting the difficult trading environment and changing regional mix, combined with a significant foreign exchange gain of $4.4 million in the prior corresponding period and a foreign exchange loss of $1.7 million in the current half-year, a difference of $6.1 million between the reporting periods.

Basic earnings per share (EPS) of 27.9 cents was 26.8% lower compared to the prior corresponding period, reflecting the lower reported NPAT result and an increase in the number of shares on issue principally arising from the capital raising announced in May 2009.

Directors declared an interim dividend of 18 cents per share, partially franked to 50%.

Reported NPAT was adversely impacted in particular by the unfavourable effect of the appreciation of the AUD against the USD and the Euro relative to the prior corresponding period, weak trading conditions at a consumer level, especially in North America, and softer gross margins in Australia and Europe reflecting weaker foreign exchange hedge rates achieved for product purchases compared to the prior corresponding period, offset in part by overhead reductions across the business. While currency impacts are likely to be cyclical, the effect in this half-year reporting period was dramatic, in particular as seen by the weaker reported results compared to the constant currency results. The economic weakness in North America, which is being felt mainly among larger customers in the Company's wholesale account base, remains an ongoing challenge. This is being somewhat offset by continued growth in the European business, whilst Australasia, the largest contributor to Group profit for the half-year, continues to offer growth opportunities as brand awareness and consumer demand builds throughout Asia.



During the half-year, the Group continued to focus on the establishment of Company-owned retail operations in Europe and Asia, areas in which the boardsports retail market remains significantly underdeveloped. This has helped lift the number of Company-owned retail stores to 360 (from 335 at 30 June 2009). The Company continues to review all underperforming stores and, where possible, renegotiate lease terms. Company-owned retail operations contributed approximately 26.0% of Group sales in the six months ended 31 December 2009 (up from 23.0% in the prior corresponding period), with retail EBITDA margins lifting to 14.6% (from 14.0% in the prior corresponding period).

This is the first time Company-owned retail sales have accounted for more than 25% of Group sales. This, in part, highlights the benefit of developing a clear route to market, whether it be through growth in Company-owned retail doors, licensed single-brand stores, online retailing, less capital intensive retail partner programs or just working closer with the independent retail channel. Through each of these opportunities, the Group can appropriately present its brands and, most importantly, better manage the consumer experience.

Allied to the retail expansion was the acquisition of the California-based online boardsport retailer Swell, as well as the separate agreement to purchase an interest in Australian online retailer Surfstitch. Both acquisitions acknowledge the migration of consumers to online activities, provide resources to further develop a credible and secure sales channel for the boardsports sector and ensure the online space provides consumers with a premium brand experience. These operations should help the Group develop an online base to reach all consumers, regardless of their geographic location.

Working capital as a percentage of the prior twelve months' sales stated at half-year end exchange rates was steady at 29.1% (29.2% in the prior corresponding period). Cashflow from operating activities was very strong, increasing by more than 100% over the prior corresponding period, principally reflecting higher net cash receipts and a lower interest expense. The Group retains a conservative gearing ratio (net debt to net debt plus equity) of 14.4% and strong interest cover of 8.9 times.

Segment Analysis:

As noted below, segment EBITDA margins have been unusually affected by an increase in global overhead costs (which include corporate overhead, international advertising and promotion costs, central sourcing costs and foreign exchange movements) and the allocation of these costs to each segment. The increase in global overhead costs compared to the prior corresponding period is almost entirely attributable to foreign exchange movements. Weaker EBITDA margins in Australasia and Europe in part reflect an increased allocation of global overhead costs compared to the prior corresponding period, given these segments represent a larger proportion of the Group's sales relative to the prior corresponding period and the fact that global overhead costs in the prior corresponding period benefited from the inclusion of a significant foreign exchange gain.

Americas:

In constant currency terms, sales of $317.5 million were 6.2% lower than the prior corresponding period, while reported sales were 17.6% lower, reflecting the negative currency impact when results were translated into Australian dollars. Sales were affected by the weak consumer environment in North America, but direct comparisons to the prior year are somewhat misleading. The latest result includes a



full six months of trading from DaKine versus three months in the prior year. The prior corresponding period also included three months of trading in the period that preceded the global financial crisis.

EBITDA of $33.7 million was 4.0% lower in constant currency terms compared to the prior corresponding period, while reported EBITDA was 17.4% lower, again reflecting the negative currency impact. EBITDA margins remained steady at 10.6%, primarily reflecting the abovementioned impact of the allocation of global overhead costs, continued weak trading conditions, albeit with improved gross margins, combined with the impact of strategies adopted by management to reduce overheads. Excluding the global overhead allocation and segment foreign exchange gains and losses, EBITDA margins lifted to 13.4% (from 13.0% in the prior corresponding period). This margin improvement, albeit small, was a significant achievement given the lower sales and harsh trading environment. While some margin pressures associated with promotional activities remain in North America, overhead cost has been removed from the Group's North American operations and this is expected to lead to improved EBITDA margins in the second half.

Trading in the region's major market of the US remained patchy for the majority of the period, with improving sales trends in the Company's own retail operations generally not reflected across the wider wholesale account base. Some retailers remained extremely cautious in their buying patterns and many, particularly large accounts, kept minimal floor inventory and placed terms and pricing ahead of product appeal. In some instances this appeared to temper the in-store excitement and impede product sell-through, further diminishing their ability to chase the Group's better-selling styles. Tight credit conditions also impacted the capacity of smaller retailers to maintain investment into their businesses and this impacted the Group's ability to ship them product. Among larger accounts, sales to Pacific Sunwear were down in the range of 50% for the half-year period and it is anticipated the retailer's percentage contribution to the Group's overall North American sales will decline to the single-digit level across the full financial year.

Overall sales increased 3.3% compared to the prior corresponding period in the Company's own retail operations in North America, reflecting slight growth in store numbers and, in part, indicating that consumers were prepared to shop in stores with a good range of new-season product. The Group's comparable store sales, which had been down by as much as 20% in July 2009, showed consistent improvement to finish down approximately 10% for the whole six-month period. The Group recorded positive comparable store sales in the US for the month of October, while the months of November and December were slightly negative. Two underperforming stores were closed in the half-year, with the overall number of Company-owned doors in the US totalling 94 at half-year end (from 92 doors at 30 June 2009).

The Group's South American business continued to show good growth, with further penetration into Brazil. In constant currency terms, sales lifted in excess of 10% and EBITDA grew more than 20% at improved margins compared to the prior corresponding period.

Across the full financial year, the Group anticipates no significant improvement on the weak trading conditions in the US. Lower operating costs associated with overhead reduction during the past year should help the Group grow margins when the consumer market begins to recover. Trading conditions through January 2010 remained challenging, but forward orders to key specialty accounts were generally in line with expectations in the early phase of the summer indent season.



Europe:

Sales of $164.0 million were up 2.6% in constant currency terms compared to the prior corresponding period as the Group's brands continued to perform strongly in a number of key territories, while reported sales were 7.8% lower reflecting the negative currency impact when results were translated into Australian dollars.

EBITDA of $29.1 million was 5.1% lower in constant currency terms compared to the prior corresponding period, while reported EBITDA was 18.5% lower, again reflecting the negative currency impact when results were translated into Australian dollars. EBITDA margins of 17.8% were lower (from 20.1% in the prior corresponding period), primarily reflecting the abovementioned impact of the allocation of global overhead costs and weaker foreign exchange hedge rates achieved for product purchases compared to the prior corresponding period. Excluding the global overhead allocation and segment foreign exchange gains and losses, EBITDA margins declined slightly to 21.9% (from 22.4% in the prior corresponding period).

The overall European result was a highlight, despite being heavily impacted by currency movements. Sales and product sell-through at retail were strong as the Group's brands remained in demand. Germany and France were the strongest performing territories and each experienced double-digit growth in constant currency terms compared to the prior corresponding period. Sales in Spain, historically one of the Group's larger markets in Europe, continue to be challenging due to the country's ongoing economic difficulties and high unemployment. Italy also had some softer market conditions, while sales into central Europe continued to grow strongly.

Sales through Company-owned retail doors grew in excess of 20% compared to the prior corresponding period, with particularly good results in the multi-branded Two Seasons chain in the UK but lower than expected results in Spain. The Group ended the period with a total of 90 Company-owned doors, comprising 56 standalone retail stores and 34 shop-in-shop concepts. The number of standalone stores remained steady from 30 June 2009, while the number of shop-in-shop concepts grew by nine.

Confidence in the Group's products and brands among the wholesale account base remained strong. The sale of skate and urban-oriented product continues to strengthen in Europe and Element and Nixon are beneficiaries of this trend. Healthy snow falls across Europe in the latter part of December have resulted in good sell-through of winter and technical products. The UK market is showing some positive signs, with very cold weather driving winter product sales, while Spain remains challenging away from the coast. Across the wider European region, the indent season for winter 2010 is currently underway and is performing to expectation. A gradual margin pick up is expected in the second half in Europe as product purchases have been hedged at higher rates.

Australasia:

Sales of $239.5 million were down 1.4% in constant currency terms compared to the prior corresponding period, with a relatively strong performance in Australia offset by weakness in South Africa, Japan and New Zealand. In reported terms, sales were down 2.5%.

EBITDA of $59.7 million was down 14.0% in constant currency terms compared to the prior corresponding period, while reported EBITDA was down 14.2%. EBITDA margins decreased to 24.9% (from 28.3% in the prior corresponding period), primarily reflecting the abovementioned impact of the allocation of global overhead



costs, the segment's changing regional mix and weaker foreign exchange hedge rates achieved for product purchases compared to the prior corresponding period. Excluding the global overhead allocation and segment foreign exchange gains and losses, EBITDA margins were 27.9% (from 29.5% in the prior corresponding period).

The primary market of Australia performed strongly, with sales lifting 4.1% in constant currency terms compared to the prior corresponding period despite cycling the prior year's government-supported economic stimulus package around the busy Christmas period. Gross profit margins in Australia were challenged by significantly weaker foreign currency hedge rates for product purchases, with only some of the margin recovered through price increases. There was strong support for the Group's brands among the smaller independent specialty accounts, which generally outperformed larger accounts. All brands performed well, with particularly strong momentum among the Group's emerging brands including Tigerlily, DaKine and Sector 9.

The overall regional sales performance, while sound, was buffeted by general economic turbulence and negative foreign exchange impacts in markets including South Africa and New Zealand. Japan also remained difficult, with erratic sales trends. The Group continued to invest throughout the Asian region, establishing new operations in Thailand and South Korea, increasing the Company-owned retail presence in the region and launching the Nixon brand in a number of territories.

The number of Company-owned retail stores in Australasia lifted to 157 (from 143 at 30 June 2009), with more than 75% of those located outside of Australia. The new store openings included the Group's first Company-owned doors in Thailand, the first Billabong airport store in Asia and the first beachculture store in Asia.

The Group ended the half-year period with good momentum, although the retail environment in Australia weakened into the early part of the second half. The Australian business is expected to start to benefit from stronger product purchase hedge rates and a reduction in duties on apparel products which came into effect on 1 January 2010, although some of the benefit has been handed back in the form of better prices and margins for retailers. New Zealand experienced a subdued start to the year, with the softer sales in part reflecting some poor summer weather. Sales in Japan remain generally erratic, while South Africa is expected to remain difficult in the short term as sporting goods retailers heighten their focus on merchandise associated with the upcoming Soccer World Cup.

Summary and Outlook:

The Group generally performed in line with expectations in the first six months of the 2009-10 financial year. Within key markets, trading in Australia was slightly ahead of expectation, Europe performed generally in line with forecasts and the US experienced patchy trade. Operationally, the Company had strong cashflow and retained a strong, disciplined balance sheet, with working capital under control and overhead reductions over the prior twelve months helping to lower the cost base of the business. Foreign exchange movements continued to buffet the business, particularly from a profit translation perspective, but the benefits from stronger product purchase hedge rates are expected to start to flow through to the business from late in the second half.

Retail markets remain extremely volatile and difficult to predict, consumer spending patterns remain erratic and global economic concerns continue to weigh on general sentiment. Against this backdrop, the Group's North American business continues to



experience challenging conditions. While there is some stability emerging within the independent specialty channel, there is no recovery evident amongst the Group's larger mall-based customers. Australasia is showing mixed performances, with South Africa, Japan and New Zealand expected to remain soft but the balance of the region remaining steady. Europe, a highlight in the first half, is expected to remain relatively buoyant.

At the time of the Annual General Meeting in October 2009, the Company retained its earlier guidance of 5% growth in net profit after tax in constant currency terms excluding the prior corresponding period's impairment charge (or 10% growth when including this impairment charge) for the year ending 30 June 2010 compared to the prior corresponding period. The Company reaffirms this guidance, in the absence of any unforeseen exceptional circumstances. How this guidance translates into reported earnings is dependent on a range of currency assumptions.

As an example only, based on the Group's current 2009-10 full year profit forecast, year-to-date actual average monthly exchange rates and assuming spot rates of AUD/USD 90.0 cents and AUD/Euro of 65.0 cents for the balance of the financial year, NPAT growth in reported terms would be down by approximately 8% compared to the prior corresponding period when excluding the prior corresponding period's impairment charge or down approximately 3% when including the prior corresponding period's impairment charge.

To assist shareholders in making their own determination of the future impact of the volatile Australian dollar on reported full-year results, the Company also provides the following updated currency sensitivities:

• For the AUD/USD, each 1 cent movement in the average monthly exchange rate for the remaining five months of the year above or below 90.0 cents will move reported NPAT by approximately $500,000.

• For the AUD/Euro, each 1 cent movement in the average monthly exchange rate for the remaining five months of the year above or below 65.0 cents will move reported NPAT by approximately $600,000.



Marketing

Billabong:

Billabong retains its place as one of the world's most recognised authentic action sports brands. The brand adopts a very narrow marketing focus, concentrating almost exclusively on the promotion of products and sponsored athletes and events. A key highlight during the first half was sponsored rider Joel Parkinson winning his second consecutive Triple Crown of Surfing in Hawaii and finishing runner up on the Association of Surfing Professionals World Championship Tour (WCT). Also in Hawaii, sponsored rider Taj Burrow won the Billabong Pipeline Masters, the final event of the world tour, Silvana Lima finished second on the Women's WCT, while team rider Greg Long won the prestigious Quiksilver in Memory of Eddie Aikau big wave event at Waimea Bay. Australian surfer Dave Rastovich continued to build on his profile as one of surfing's leading environmental ambassadors by kayaking some 700km from Byron Bay to Bondi Beach to raise awareness about whaling activities. Billabong also maintained its commitment to the development of the sport through its ongoing staging of the World Junior Championships. In snowboarding, Billabong signed Japanese rider Tadashi Fuse to its team and hosted another highly successful Billabong Air & Style TTR World Tour event at Innsbruck in Austria. Two Billabong riders also earned qualification to the 2010 Winter Olympic Games in Canada, with Scotty Lago selected on the USA team and winning a bronze medal in the men's halfpipe and Steph Hickey selected on the Australian team. Last month, Billabong snowboarders Jenny Jones and Jamie Anderson also dominated competition in the slopestyle division of the winter X-Games in Colorado, winning gold and silver respectively, while French snowboarder Anne-Flore Marxer was welcomed to the team. Among skate athletes, Bucky Lasek won the 2009 Dew Cup vert title in the US, while Renton Millar won the 2009 World Cup Skateboarding Vert Champion title in Germany. Other Billabong highlights through the year included the launch of a new range of stretch boardshorts and the release of the surf film Still Filthy, which won the coveted video of the year at the Surfer Poll Awards. Billabong also maintained its contribution to community groups including humanitarian organisation SurfAid International and the US-based Surfrider Foundation.

Tigerlily:

Tigerlily is a premium swimwear and fashion brand for women. The brand, founded in Australia and now in the early phase of expansion into the US, continues to show strong sales growth. Within Australia, the brand continues to build a good presence through the surf-inspired retail channel, along with swim and fashion stores. A key to its growth in the period was the development of in-store concept spaces where retailers merchandised Tigerlily as a collection. Separately, three Company-owned Tigerlily stores were opened in the half-year period. The stores, which include a new boutique in the Australian designer precinct within Chadstone Shopping Centre in Melbourne, help to showcase the unique handwriting and style that defines the brand. Tigerlily also entered discussions with brand founder Jodhi Meares to extend her relationship with Tigerlily. This has subsequently led to a new agreement that includes Jodhi's retention as the brand's creative director.

Element:

Element remains a world-leading skate-inspired fashion brand. Marketing through online activities, films, athletes and events remains a key driver of the brand. During the first half, Element premiered the first chapter of its film Make It Count: The



Element Story at the Lido theatre in California. Subsequent chapters of the film were released online over the following three months, generating more than 200,000 views. The online release was supported by an east coast USA retail store tour, which was met with an overwhelming response as audiences flocked to meet sponsored athletes including Bam Margera, Chad Muska and Mike Vallely. Another successful retail partnership involved the inaugural Element Family Camp, where key retailers were invited to experience a weekend in Element's skate camp. The brand also completed a collaborative initiative with TOMS Shoes that delivered hundreds of skateboards and thousands of shoes to underprivileged children in South Africa. To better educate consumers about Element hardgoods, the brand launched its Proformance initiative involving in-store clinics, online tutorials and on-product information. The Element Eden women's range was also active at a marketing level and this contributed to a fourfold increase in its social network traffic. Advocates Miya Ando and Brooke Redit crafted artworks to raise funds for various charities and causes, while a signature Element Eden skateboard and denim collection was launched with pro snowboarder, double amputee and motivational speaker Amy Purdy. Element Eden also had widespread involvement with key fashion publications through product placement opportunities and input into celebrity gift packs.

Honolua:

Honolua continued to build on its heritage as a brand that celebrates the life of the waterman – men and women whose lives revolve around the surf lifestyle. A key development in this market is the revival of stand-up paddle boarding, an ancient art that is being rediscovered in oceans and waterways around the world. The Hawaii-based Honolua has been an integral part of the revival as stand-up paddle boarding (SUP) fits with the brand's core market, being those whose association with the ocean spans decades. The growth in the sport, popular in rivers, lakes and oceans, has led to the emergence of retailers catering almost exclusively to the SUP market and has allowed Honolua to penetrate into non-coastal areas. It is also opening up opportunities for new product development. Honolua-sponsored big-wave surfer and lifeguard Archie Kalepa, of Hawaii, showed the growth of the sport in non-coastal communities by paddling a world record 187 miles through the Grand Canyon at the invitation of American Indian community leaders. Honolua's links to the history of the sport of surfing were also evident through its sponsorship of events such as The Harbour Chronicles: A Life in Surfboard Culture, a unique surf exhibition covering the 50-year career of Californian shaper and retailer Rich Harbour.

DaKine:

Technical accessories brand DaKine maintained its strong sales growth and high visibility in the action sports channel. Among sponsored athletes, team rider Kristin Boese earned an historic ninth world kiteboarding title, the most ever achieved by a female athlete in the sport. Windsurfer Josh Angulo was crowned World Wave Champion for the second time. Snowboard team riders Queralt Castellet and Sarah Conrad placed first and second respectively at the Dew Tour Superpipe event in Colorado. Fellow team rider Annie Boulanger was awarded Transworld Snowboarding Magazine's Women's Rider of the Year and Women's Video Part of the Year, in addition to being a featured character in a new Xbox 360 game. DaKine also added Eric Jackson, Shayne Pospisil and Jed Anderson to the international snowboard team. Surfers Hank Gaskell and Pancho Sullivan took first and second respectively in the 2009 Xcel Pro in Hawaii and Eric and Evan Geiselman extended their contracts with the brand. DaKine sponsored skateboarders, including Kyle Berard, Andrew Langi, Ryan Decenzo, Bas Janssen and Steven Reeves, continue to achieve strong results in competitions in the US and Europe. DaKine, which received



favourable reviews for its new range of bike shorts, sponsored numerous bike events in the US. The DaKine sponsored MSP Films' In Deep: the skiing experience received Best Film Award at the International Free Ride Film Festival in France, while the ski film Edias won Best Film at the IF3 film festival in Canada. DaKine continued to evolve its social media initiatives to enable direct communication with consumers. The initiatives range from online coverage of photographic shoots with sponsored athletes, thus creating uses for the content beyond the development of advertising and marketing collateral, through to the development of free applications for iPhone users. Within traditional media, DaKine also benefited from product reviews in major mainstream and boardsport publications throughout the US. At a product level, DaKine maintained its commitment to the Project Blue ocean protection initiative with the offer of backpacks made from recycled plastic bottles. This is an extension of the brand's environment-focused Re-Gen Collection of products, which includes PVC-free packs made from recycled materials.

Sector 9:
Sector 9 continued to pioneer the development and growth of the skate longboard market. The brand exceeded sales expectations in developing markets such as Australia and continued to achieve strong results in its home market of the US. Based on product turn rates, it was voted the number one brand in the US by Transworld Business. Following a two-year development program Sector 9 launched its patented 'Kush Technology', which is a suspension skateboard truck designed to provide a smoother ride. The brand also launched a safety accessories collection including helmets and gloves. Development of the Sector 9 range also extended into softgoods, with the brand's environment-conscious apparel finding pockets of success in the US. In marketing developments, Sector 9 signed surfer and environmentalist Dave Rastovich to its team of riders, while its downhill skateboarding film Second Nature won awards at the Mammoth and X-Dance film festivals in the US. A new website designed to better showcase the brand is under development and expected to launch towards the end of the second half of the current financial year.

Xcel:
Xcel experienced solid sales growth as the brand continued to build on its heritage as an innovator in the manufacture of wetsuits and sun protection apparel. The Hawaii-based brand retained a strong marketing focus on its events and athletes. Its signature event, the Xcel Pro at Sunset Beach in Hawaii, ran in epic conditions in its 26th year. The winner was awarded entry into the 2010 Von Zipper Trials at Teahupoo, the qualification event for the 2010 Billabong Pro Tahiti. Xcel team rider Bede Durbidge finished third on the 2009 world surfing tour, making it the third consecutive year he has finished in the top five, while fellow team rider Greg Long won the Quiksilver in Memory of Eddie Aikau big wave event in Hawaii. More recently, the 2009 WWA Wakeboard World Champion, Canadian Aaron Rathy, joined the Xcel team. Outside of athletes and events, Xcel continued to promote skin cancer awareness initiatives. This included ongoing work with the Cancer Research Centre of Hawaii, which is a beneficiary of sales from Xcel's UV performance products.

Nixon:
Nixon is a leading designer and innovator in the watch and accessories categories in the global action sports market. The brand's unique style has also led to the inclusion of some of its limited edition product in select high-end fashion retail stores including



Barneys in North America, Harvey Nichols in the UK and Citadium in France. The brand opened its first pop-up shop in retailer Henri Bendel in New York and opened a pop-up sound lounge in Sydney International Airport to feature its range of headphones. Included in the Nixon headphone range is the Trooper style, which was selected for a Good Design Award by the Japan Industrial Design Promotion Organisation. Nixon's Timeteller watch was also selected as the year's best travel watch by Travel & Leisure Magazine. In marketing initiatives, Nixon signed Grammy nominated hip-hop artist Santigold and ASP World Championship Tour surfer Dusty Payne to its team. Among existing athletes, Travis Pastrana set a world record for the longest jump in a rally car, while Lyn-Z Adams Hawkins became the first female to complete a 540 McTwist manoeuvre during a skateboarding event in France.

Von Zipper:
Von Zipper remained the most directionally fashion forward brand in the eyewear category within the global action sports market and the allied fields of music and entertainment. Sponsored riders continued to represent the brand at the highest levels, with snowboarder John Jackson winning the TransWorld Snowboarding Rider's Poll Award for Men's Rider of the Year and Men's Video Part of the Year. Moto rider Ryan Capes set a world record for a ramp-to-ramp motorcycle jump and a range of athletes including skateboarder Bucky Lasek, surfers Greg Long, Joel Parkinson and Taj Burrow and freestyle motocross rider Brian Deegan had major event wins. A range of high profile entertainers were photographed in Von Zipper shades. They included singer Katy Perry at a fashion show in France and in a music video, actress Drew Barrymore and singers Rhianna, Chris Brown and Tegan from the indie rock band Tegan and Sarah. VonZipper is also supporting the upcoming Australian tour of Hollywood hip hop artist Mickey Avalon and has product featured in his latest music video releases. The brand also launched a range of new styles and products, including eyewear frames made from sustainable materials and snow goggles with headphones built into the straps.

Kustom:
Kustom continues to build its profile as an emerging footwear brand within the global boardsports channel. A key marketing initiative remains its Kustom Airstrike event, an eight-month global search to reward the most innovative aerial surfing manoeuvre. The 2009 event was won by Hawaiian surfer Dusty Payne, while the 2010 event has been boosted by the inclusion of a filmed series called Landscape Altered that features progressive aerial surfers joining on a boat trip to try to win the Airstrike prize. The Landscape Altered series will premiere on the Kustom Airstrike website from April 2010. The brand is receiving good results in its home market of Australia with its vulcanised range of footwear. In the US, Kustom has had strong sell through in stores where retailers formed partnerships that led to better visual merchandising and product availability for the brand. This has resulted in Kustom performing competitively against more established footwear brands and has helped to invigorate the brand and earn it new account opportunities.

Palmers:
Palmers retained its niche position as a manufacturer of surf wax and accessories and extended its direct distribution outside its home market in Australia. This included direct sales into Europe and South Africa and planning for direct sales into markets including Japan and the US. Palmers also continued to evolve its apparel offer, which primarily focuses on products including boardshorts, walkshorts and 'Australian humour' t-shirts. The apparel range is generally available at lower price points than



the Group's premium brands, allowing retailers to fill their entry-level product offer. At a marketing level, the brand launched a 'wax up and win' promotion that allows consumers to earn prizes from tokens inside Mrs Palmers wax. This promotion helped drive sales and awareness of the brand over the Australian summer. Palmers also maintained its sponsorship of athletes, including Australians Josh Kerr and Heath Joske.



Presentation by Craig White
Billabong International's Chief Financial Officer

The following commentary should be read in conjunction with the attached tables.

Table 1: Consolidated Results

- As previously stated, reported net profit after tax (NPAT) for the half-year ended 31 December 2009 was $69.7 million, a decrease of 15.4% in reported terms (a decrease of 7.6% in constant currency terms) compared to the 2008-09 half-year ended 31 December 2008 (the prior corresponding period). Excluding the after tax impact of an impairment charge expense in the prior corresponding period, the NPAT for the half-year ended 31 December 2009 was a decrease of 17.5% in reported terms (a decrease of 9.5% in constant currency terms) compared to the prior corresponding period.

  Reported NPAT was adversely impacted in particular by the unfavourable effect of the appreciation of the AUD against the USD and the Euro relative to the prior corresponding period, weak trading conditions at a consumer level, especially in North America, and softer gross margins in Australia and Europe reflecting weaker foreign exchange hedge rates achieved for product purchases compared to the prior corresponding period, offset in part by overhead reductions across the business.

  The components of this result include:

  - Reported sales revenue of $721.0 million, excluding third party royalties, represents a 10.8% decrease over the prior corresponding period. Constant currency sales revenue decreased 2.8% over the prior corresponding period.
  - Consolidated gross margins remained strong and strengthened to 55.5% compared to the prior corresponding period's 53.8%, reflecting improved gross margins in North America in a less promotional environment, offset by softer gross margins in Australia and Europe driven by weaker foreign exchange hedge rates achieved for product purchases compared to the prior corresponding period.
  - Reported Group EBITDA of $123.5 million, represents a decrease of 16.2% in reported terms (9.5% decrease in constant currency terms) compared to the prior corresponding period, principally reflecting the unfavourable impact of the appreciation of the AUD against the USD and the Euro relative to the prior corresponding period and the continuing challenging trading environment as indicated above.
  - The consolidated EBITDA margin of 17.1% decreased by 1.1% compared to that of the prior corresponding period of 18.2%, reflecting the difficult trading environment and changing regional mix, combined with a significant foreign exchange gain of $4.4 million in the prior corresponding period and a foreign exchange loss of $1.7 million in the current half-year, a difference of $6.1 million between the reporting periods.
  - In addition to the specific factors discussed by reporting segment in the CEO's presentation, segment EBITDA margins have been unusually affected by an increase in global overhead costs (which include corporate overhead, international advertising and promotion costs, central sourcing costs and



foreign exchange movements) and the allocation of these costs to each segment. The increase in global overhead costs compared to the prior corresponding period is almost entirely attributable to foreign exchange movements. Weaker EBITDA margins in Australasia and Europe in part reflect an increased allocation of global overhead costs compared to the prior corresponding period, given these segments represent a larger proportion of the Group's sales relative to the prior corresponding period and the fact that global overhead costs in the prior corresponding period benefited from the inclusion of a significant foreign exchange gain.

- Earnings per share was 27.9 cents, a decrease of 26.8% over the prior corresponding period (38.1 cents). This reduction reflects the lower profit result and an increase in the weighted average number of shares on issue following the prior year's capital raising and the introduction of the dividend reinvestment plan during the previous financial year.

- Return on average equity was 13.3% (19.6% in the prior corresponding period).

Table 2: Depreciation, Amortisation, Impairment Charge, Net Interest Expense and Tax Expense

- Depreciation and amortisation expense was in line with the prior corresponding period in reported terms (increase of 8.3% in constant currency terms due to investment in owned retail globally).

- No impairment charge was recorded in the half-year ended 31 December 2009 however in the prior corresponding period, as a result of an impairment review of retail store assets, certain assets were written down to their recoverable amount, being their value-in-use. For the prior corresponding period, this resulted in a pre-tax impairment charge in respect of retail stores which amounted to $2.3 million.

- The decrease in net interest expense of 56.7% in reported terms (52.6% in constant currency terms) compared to the prior corresponding period was principally driven by a reduction in borrowings as a result of the repayment of debt from the proceeds received from the capital raising announced in May 2009, together with several initiatives which have been implemented to improve treasury management efficiency across the Group.

- The income tax expense for the half-year ended 31 December 2009 was $28.7 million ($27.5 million in the prior corresponding period), an effective rate of tax of 29.2% (25.0% in the prior corresponding period). The effective tax rate reflects in part the impact of net exempt income from branch operations, in particular GSM (Europe) Pty Ltd, together with several one-off prior year tax adjustments in the half-years ended 31 December 2008 and 31 December 2009. Adjusting for these one-off prior year tax adjustments, the effective tax rate for the Group would have been approximately 28% in the half-year ended 31 December 2009 (26% in the prior corresponding period).

  In addition to the bilateral Advanced Pricing Agreement the Group has in place with both the Australian Tax Office and the United States Internal Revenue Service, on 2 July 2009 a unilateral Advanced Pricing Agreement was entered into with the French Taxation Authority in France in relation to the royalty rate used by GSM (Europe) Pty Ltd for the right to use certain Group brands and



trademarks. This agreement will cover the period 1 July 2006 to 30 June 2011 and provides certainty for the Group in respect of royalties being paid in accordance with French transfer pricing rules and regulations.

Table 3: Balance Sheet

- Working capital at $422.8 million represents 29.1% as a percentage of the prior twelve months' sales stated at half-year end exchange rates, being a 0.1% decrease over the prior corresponding period (29.2%), or a 1.9% increase in absolute dollars compared to revenue growth over the prior twelve month period of 2.6% in constant currency terms.

- The doubtful debts provision at $20.1 million is considered to be conservative and should be sufficient to meet the Group's requirements.

- Net debt decreased 69.4% to $200.1 million over the prior corresponding period as a result of the repayment of debt from the proceeds received from the capital raising announced in May 2009, together with several initiatives which have been implemented to improve treasury management efficiency across the Group.

- The Group has a conservative gearing ratio (net debt to net debt plus equity) of 14.4% (42.4% in the prior corresponding period).

- Interest cover remains strong at 8.9 times (8.6 times in the prior corresponding period).

- On 7 September 2009 the Group completed the extension of its US$100 million unsecured multi-currency drawdown facility to 1 July 2012 which was due for rollover on or prior to 17 July 2010.

- The Dividend Reinvestment Plan (DRP) was approved by the Directors on 21 August 2008. For the interim dividend to be paid on 22 April 2010, the DRP is optional and offers ordinary shareholders the opportunity to acquire fully paid ordinary shares which rank equally with all other shares issued, without transaction costs, at the prevailing market value. A shareholder can elect to participate in or terminate their involvement in the DRP in respect of the 2010 interim dividend at any time prior to the record date of 22 March 2010. The DRP in relation to the 2010 interim dividend will not be underwritten. The terms of the DRP may be varied for future dividends beyond the interim dividend for the half-year ended 31 December 2009.

- The unfranked portion of the interim ordinary dividend to be paid on 22 April 2010 is declared to be conduit foreign income. Australian dividend withholding tax is not payable by non-resident shareholders on the unfranked portion of the dividend sourced from conduit foreign income.

Table 4: Cash Flow Statement

- Cash flow from operations of $95.6 million represents a strong increase of 108.3% over the prior corresponding period driven principally by higher net cash receipts and lower finance cost payments. Net cash receipts of $120.4 million are 54.1% higher than the prior corresponding period ($78.1 million).



- Cash outflow from investing activities of $58.4 million was in accordance with expectations and includes the acquisition of the United States based online boardsports retailer Swell.com as announced on 24 November 2009, the second installment payment for the DaKine acquisition and investment in owned retail globally.



The following tables should be read in conjunction with the presentation by Billabong's Chief Executive Officer and presentation by Billabong's Chief Financial Officer as set out in the Half-year Results Summary.

CONSOLIDATED RESULTS

Table: 1
Consolidated Results

	2009 $m	2008 $m	2009 Change %
Results as Reported (AUD)			
• Sales Revenue[1]	721.0	808.6	(10.8)
• EBITDA	123.5	147.3	(16.2)
• EBITDA Margin	17.1%	18.2%	
• NPAT (pre-impairment charge)	69.7	84.5	(17.5)
• NPAT (post-impairment charge)	69.7	82.4	(15.4)
• Earnings per Share	27.9c	38.1c	(26.8)
• Return on Equity	13.3%	19.6%	
Results in Constant Currency (AUD)			
• Sales Revenue* [1]	721.0	741.4	(2.8)
• EBITDA*	123.5	136.4	(9.5)
• NPAT (pre-impairment charge)	69.7	77.0	(9.5)
• NPAT (post-impairment charge)	69.7	75.4	(7.6)

* 2008 results have been adjusted assuming local currencies were translated at the same rates as for 2009

[1] Excluding third party royalties.

1



Table 2:
Depreciation, Amortisation, Impairment Charge, Net Interest Expense and Tax Expense

	2009 $m	2008 $m	2009 Change %
Depreciation	17.2	17.6	(2.0)
Amortisation	0.3	---	100.0
Impairment Charge	---	2.3	(100.0)
Net Interest Expense	7.6	17.5	(56.7)
Tax Expense	28.7	27.5	4.5

2

Table 3:
Balance Sheet

	2009 $m	2008 $m	2009 Change %
Working Capital in Constant Currency (AUD)			
Receivables (inc factored receivables)	333.9	329.5	
Inventory	246.9	269.4	
Creditors	(158.0)	(183.8)	
	422.8	415.1	1.9
Gearing Levels			
Borrowings (net)	200.1	653.0	(69.4)
Gearing Ratio (Net Debt/Net Debt + Equity)	14.4%	42.4%	
Interest Cover	8.9 times	8.6 times	

3



Table 4: Cash Flow Statement

	2009 $m	2008 $m	2009 Change %
Net Cash Inflow from Operating Activities	95.6	45.9	108.3
Payment for Purchase of Subsidiaries, net of Cash Acquired	(37.4)	(139.3)	
Net Payments for Plant and Equipment	(19.0)	(39.2)	
Payments for Intangibles	(2.1)	(3.6)	
Proceeds from Sale of Plant and Equipment	0.1	---	
Net Cash Outflow from Investing Activities	(58.4)	(182.1)	
Proceeds from Issues of Shares, net of Transaction Costs	---	21.4	
Payments for Treasury Shares held in Employee Share Plan Trusts	(3.5)	(7.2)	
Net (Repayment)/Proceeds (of)/from Borrowings	(103.1)	195.4	
Dividends Paid	(35.5)	(51.0)	
Net Cash (Outflow)/Inflow from Financing Activities	(142.1)	158.6	
Net Movement in Cash Held	(104.9)	22.4	

4



SEGMENT & BRAND RESULTS

Americas Segment

	2009 $m	2008 $m	2009 Change %
Results as Reported (AUD)			
• Sales Revenue	317.5	385.1	(17.6)
• EBITDA	33.7	40.8	(17.4)
• EBITDA Margin	10.6%	10.6%	
Results in Constant Currency (AUD)			
• Sales Revenue	317.5	338.7	(6.2)
• EBITDA	33.7	35.1	(4.0)

5

European Segment

	2009 $m	2008 $m	2009 Change %
Results as Reported (AUD)			
• Sales Revenue	164.0	177.8	(7.8)
• EBITDA	29.1	35.7	(18.5)
• EBITDA Margin	17.8%	20.1%	
Results in Constant Currency (AUD)			
• Sales Revenue	164.0	159.9	2.6
• EBITDA	29.1	30.7	(5.1)

6



Australasian Segment

	2009 $m	2008 $m	2009 Change %
Results as Reported (AUD)			
• Sales Revenue	239.5	245.7	(2.5)
• EBITDA	59.7	69.6	(14.2)
• EBITDA Margin	24.9%	28.3%	
Results in Constant Currency (AUD)			
• Sales Revenue	239.5	242.9	(1.4)
• EBITDA	59.7	69.4	(14.0)

7

Note:

Segment Earnings Before Interest, Taxes, Depreciation and Amortisation (EBITDA) excludes inter-company royalties and sourcing fees and includes an allocation of global overhead costs (which include corporate overhead, international advertising and promotion costs, central sourcing costs and foreign exchange movements). Consistent with prior reporting periods global overhead costs have been allocated to each segment based on each segment's sales as a proportion of Group sales.

2009 FX Impacts

- **The current policy of hedging purchases, but not profit translation, remains unchanged.**
- **The short term impact of currency movements on the 2010 half-year result (profit translation) is as follows:**

1 cent increase in the average monthly rate for the AUD against the

USD = decrease NPAT by 0.1%
EURO = decrease NPAT by 0.6%

8

BILLABONG.


Element
wind water fire earth


vonzipper

KUSTOM


PALMERS

HONOLUA SURF CO.



XCEL


tigerlily


sector


DAKINE

Billabong International Limited

ABN 17 084 923 946

Contents

:: INTERIM FINANCIAL REPORT 31 DECEMBER 2009

This interim financial report does not include all notes of the type normally included in an annual financial report. Accordingly, this report is to be read in conjunction with the Annual Report for the year ended 30 June 2009 and any public announcements made by Billabong International Limited during the interim reporting period in accordance with the continuous disclosure requirements of the *Corporations Act 2001.*

Billabong International Limited is a Company limited by shares, incorporated and domiciled in Australia. Its registered office and principal place of business is:
1 Billabong Place, Burleigh Heads Qld 4220
For queries in relation to reporting please call +61 7 5589 9899 or email:
secretary@billabong.com.au
Corporate website: www.billabongbiz.com

APPENDIX 4D
Half-yearly Report

Billabong International Limited
ABN 17 084 923 946

Extracts from this report for announcement to the market.

	Half-year		Change	
	2009 **$'000**	2008 $'000	$'000	%
Total revenue from continuing operations	723,636	810,962	(87,326)	(10.8%)
Profit from continuing operations after tax attributable to members	69,713	82,413	(12,700)	(15.4%)
Net profit for the period attributable to members	69,713	82,413	(12,700)	(15.4%)
Adjusted net profit for the period attributable to members	69,713	82,413	(12,700)	(15.4%)

Dividends	Amount per Security	Franked amount per security
Interim dividend	18.0 cents	9.0 cents
Previous corresponding period interim dividend	27.0 cents	12.15 cents

Record date for determining entitlements to the dividend is 22 March 2010.

The unfranked portion of the dividend is declared to be conduit foreign income. Australian dividend withholding tax is not payable by non-resident shareholders on the unfranked portion of the dividend sourced from conduit foreign income.

The Dividend Reinvestment Plan ("DRP") was approved by the Directors on 21 August 2008. For the interim dividend to be paid on 22 April 2010, the DRP is optional and offers ordinary shareholders the opportunity to acquire fully paid ordinary shares which rank equally with all other shares issued, without transaction costs, at the prevailing market value. A shareholder can elect to participate in or terminate their involvement in the DRP in respect of the 2010 interim dividend at any time prior to the record date of 22 March 2010. The DRP in relation to the 2010 interim dividend will not be underwritten. The terms of the DRP may be varied for future dividends beyond the interim dividend for the half-year ended 31 December 2009.

Explanation of Results

Please refer to the Review of Operations within the Directors' Report for an explanation of the results.

Your Directors present their report on the consolidated entity (referred to hereafter as the "Group") consisting of Billabong International Limited (the "Company") and the entities it controlled at the end of, or during, the half-year ended 31 December 2009.

Directors
The following persons were Directors of Billabong International Limited during the whole of the half-year and up to the date of this report:

E.T. Kunkel
D. O'Neill
A.G. Froggatt
M.A. Jackson
F.A. McDonald
G.S. Merchant
P. Naude
C. Paull

Review of operations
A summary of consolidated revenues and results for the half-year by significant geographical segments is set out below:

Segment	Segment revenues		Segment EBITDA *	
	2009 $'000	2008 $'000	**2009 $'000**	2008 $'000
Australasia	239,475	245,661	59,686	69,602
Americas	317,504	385,141	33,692	40,786
Europe	164,019	177,800	29,122	35,716
Third party royalties	1,018	1,235	1,018	1,235
	722,016	809,837	123,518	147,339
Less: Net interest expense			(7,578)	(17,504)
Depreciation and amortisation			(17,513)	(17,596)
Impairment charge			---	(2,342)
Profit from continuing operations before income tax expense			98,427	109,897
Income tax expense			(28,714)	(27,484)
Profit attributable to the members of Billabong International Limited			69,713	82,413
Add back: Post tax impairment charge			---	2,039
Profit attributable to the members of Billabong International Limited before impairment charge			69,713	84,452

* Segment Earnings Before Interest, Taxes, Depreciation and Amortisation ("EBITDA") excludes inter-company royalties and sourcing fees and includes an allocation of global overhead costs (which include corporate overhead, international advertising and promotion costs, central sourcing costs and foreign exchange movements).

Comments on the operations and the results of those operations are set out below:

Consolidated Result
Net profit after tax ("NPAT") for the half-year ended 31 December 2009 was $69.7 million, a decrease of 15.4% in reported terms (a decrease of 7.6% in constant currency terms) compared to the 2008-09 half-year ended 31 December 2008 (the prior corresponding period). Excluding the after tax impact of an impairment charge expense in the prior corresponding period, the NPAT for the half-year ended 31 December 2009 was a decrease of 17.5% in reported terms (a decrease of 9.5% in constant currency terms) compared to the prior corresponding period.

Reported NPAT was adversely impacted in particular by the unfavourable effect of the appreciation of the AUD against the USD and the Euro relative to the prior corresponding period, weak trading conditions at a consumer level, especially in North America, and lower gross margins in Australia and Europe reflecting weaker foreign exchange hedge rates achieved for product purchases compared to the prior corresponding period, offset in part by overhead reductions across the business.

Review of operations (continued)

Sales revenue of $721.0 million, excluding third party royalties, represented a decrease of 10.8% in reported terms (a decrease of 2.8% in constant currency terms) over the prior corresponding period. At a segment level, in constant currency terms, sales revenue increased 2.6% in Europe, while sales revenue in Australasia decreased 1.4% and sales revenue in the Americas was 6.2% lower compared to the prior corresponding period.

Consolidated gross margins remained strong and strengthened to 55.5% compared to the prior corresponding period's 53.8%, reflecting improved gross margins in North America in a less promotional environment, offset by lower gross margins in Australia and Europe driven by weaker foreign exchange hedge rates achieved for product purchases compared to the prior corresponding period.

EBITDA of $123.5 million represented a decrease of 16.2% in reported terms (9.5% in constant currency terms) compared to the prior corresponding period, principally reflecting the unfavourable impact of the appreciation of the AUD against the USD and the Euro relative to the prior corresponding period and the continuing challenging trading environment as indicated above.

The consolidated EBITDA margin of 17.1% decreased by 1.1% compared to that of the prior corresponding period of 18.2%, reflecting the difficult trading environment and changing regional mix, combined with a significant foreign exchange gain of $4.4 million in the prior corresponding period and a foreign exchange loss of $1.7 million in the current half-year, a difference of $6.1 million between the reporting periods.

Segment Analysis
In addition to the specific factors discussed by segment below, EBITDA margins have been unusually affected by an increase in global overhead costs (which include corporate overhead, international advertising and promotion costs, central sourcing costs and foreign exchange movements) and the allocation of these costs to each segment. The increase in global overhead costs compared to the prior corresponding period is almost entirely attributable to foreign exchange movements. Weaker EBITDA margins in Australasia and Europe in part reflect an increased allocation of global overhead costs compared to the prior corresponding period, given these segments represent a larger proportion of the Group's sales relative to the prior corresponding period and the fact that global overhead costs in the prior corresponding period benefited from the inclusion of a significant foreign exchange gain.

Australasia
Compared with the prior corresponding period in reported terms, sales revenue decreased 2.5% to $239.5 million (down from $245.7 million) and EBITDA decreased 14.2% to $59.7 million (down from $69.6 million). EBITDA margins were lower at 24.9% compared to 28.3% in the prior corresponding period, primarily reflecting the abovementioned impact of the allocation of global overhead costs, the segment's changing regional mix and weaker foreign exchange hedge rates achieved for product purchases compared to the prior corresponding period.

In constant currency terms, sales revenue decreased 1.4% and EBITDA decreased 14.0% compared to the prior corresponding period.

Sales revenue growth in Australia was solid while trading results in South Africa, Japan and New Zealand were weaker. The Group commenced operations in Thailand and South Korea and the results for both of these territories were in line with expectations.

Americas
Compared with the prior corresponding period in reported terms, sales revenue decreased 17.6% to $317.5 million (down from $385.1 million) and EBITDA decreased 17.4% to $33.7 million (down from $40.8 million) driven principally by the weaker USD against the AUD and weak trading conditions. EBITDA margins remained steady at 10.6%, primarily reflecting the abovementioned impact of the allocation of global overhead costs, continued weak trading conditions, albeit with improved gross margins, combined with the impact of strategies adopted by management to reduce overheads.

In constant currency terms, sales revenue decreased 6.2% and EBITDA decreased 4.0% compared to the prior corresponding period.

Strong sales revenue and EBITDA growth was achieved in South America.

Review of operations (continued)

Europe
Compared with the prior corresponding period in reported terms, sales revenue decreased 7.8% to $164.0 million (down from $177.8 million) and EBITDA decreased by 18.5% to $29.1 million (down from $35.7 million) driven principally by the weaker Euro against the AUD. EBITDA margins of 17.8% were down on the prior corresponding period of 20.1%, primarily reflecting the abovementioned impact of the allocation of global overhead costs and weaker foreign exchange hedge rates achieved for product purchases compared to the prior corresponding period.

In constant currency terms, sales revenue increased 2.6% and EBITDA decreased 5.1% compared to the prior corresponding period.

Europe's sales revenue growth in constant currency terms was driven by growth in France and Germany, offset by difficult trading conditions in Spain and Italy.

Depreciation and Amortisation
Depreciation and amortisation expense was in line with the prior corresponding period in reported terms (an increase of 8.3% in constant currency terms due to investment in owned retail globally).

Impairment Charge
There is no impairment charge expense in the half-year ended 31 December 2009 however in the prior corresponding period, as a result of the impairment review of retail store assets, certain assets were written down to their recoverable amount, being their value-in-use. For the prior corresponding period, this resulted in a pre-tax impairment charge in respect of retail stores which amounted to $2.3 million.

Net Interest Expense
The decrease in net interest expense of 56.7% in reported terms (52.6% in constant currency terms) compared to the prior corresponding period was principally driven by a reduction in borrowings as a result of the repayment of debt from the proceeds received from the capital raising announced in May 2009, together with several initiatives which have been implemented to improve treasury management efficiency across the Group.

Income Tax Expense
The income tax expense for the half-year ended 31 December 2009 was $28.7 million ($27.5 million in the prior corresponding period), an effective rate of tax of 29.2% (25.0% in the prior corresponding period). The effective tax rate reflects in part the impact of net exempt income from branch operations, in particular GSM (Europe) Pty Ltd, together with several one-off prior year tax adjustments in the half-years ended 31 December 2008 and 31 December 2009. Adjusting for these one-off prior year tax adjustments, the effective tax rate for the Group would have been approximately 28% in the half-year ended 31 December 2009 (26% in the prior corresponding period).

In addition to the bilateral Advanced Pricing Agreement the Group has in place with both the Australian Tax Office and the United States Internal Revenue Service, on 2 July 2009 a unilateral Advanced Pricing Agreement was entered into with the French Taxation Authority in France in relation to the royalty rate used by GSM (Europe) Pty Ltd for the right to use certain Group brands and trademarks. This agreement will cover the period 1 July 2006 to 30 June 2011 and provides certainty for the Group in respect of royalties being paid in accordance with French transfer pricing rules and regulations.

Consolidated Balance Sheet, Cash Flow Items and Capital Expenditure
Working capital at $422.8 million represents 29.1% as a percentage of the prior twelve months' sales stated at half-year end exchange rates, being a 0.1% decrease over the prior corresponding period (29.2%), or a 1.9% increase in absolute dollars compared to revenue growth over the prior twelve month period of 2.6% in constant currency terms.

Cash flow from operations of $95.6 million represents a strong increase of 108.3% over the prior corresponding period, driven principally by higher net cash receipts and lower finance cost payments. Net cash receipts of $120.4 million are 54.1% higher than the prior corresponding period ($78.1 million).

Cash outflow from investing activities of $58.4 million was in accordance with expectations and includes the acquisition of the United States based online boardsports retailer Swell.com as announced on 24 November 2009, the second instalment payment for the DaKine acquisition and investment in owned retail globally.

Review of operations (continued)

Net debt decreased 69.4% to $200.1 million over the prior corresponding period as a result of the repayment of debt from the proceeds received from the capital raising announced in May 2009, together with several initiatives which have been implemented to improve treasury management efficiency across the Group. The Group has a conservative gearing ratio (net debt to net debt plus equity) of 14.4% (42.4% in the prior corresponding period) and strong interest cover of 8.9 times (8.6 times in the prior corresponding period).

On 7 September 2009 the Group completed the extension of its US$100 million unsecured multi-currency drawdown facility to 1 July 2012 which was due for rollover on or prior to 17 July 2010.

Auditor's independence declaration

A copy of the auditor's independence declaration as required under Section 307C of the *Corporations Act 2001* is set out on page 7.

Rounding of amounts

The Company is of a kind referred to in Class Order 98/0100, issued by the Australian Securities and Investments Commission, relating to the "rounding off" of amounts in the Directors' report and financial report. Amounts in the Directors' report and financial report have been rounded off to the nearest thousand dollars in accordance with that Class Order.

This report is made in accordance with a resolution of the Directors.

Ted Kunkel
Chairman
Gold Coast, 19 February 2010



PricewaterhouseCoopers
ABN 52 780 433 757

Riverside Centre
123 Eagle Street
BRISBANE QLD 4000
GPO Box 150
BRISBANE QLD 4001
DX 77 Brisbane
Australia
www.pwc.com/au
Telephone +61 7 3257 5000
Facsimile +61 7 3257 5999

Auditor's independence declaration

As lead auditor for the review of Billabong International Limited for the half-year ended 31 December 2009, I declare that to the best of my knowledge and belief, there have been:

a) no contraventions of the auditor independence requirements of the *Corporations Act 2001* in relation to the review; and
b) no contraventions of any applicable code of professional conduct in relation to the review.

This declaration is in respect of Billabong International Limited and the entities it controlled during the period.

Robert Hubbard
Partner

PricewaterhouseCoopers

Brisbane, 19 February 2010

Consolidated income statement
For the half-year ended 31 December 2009 : :

	Half-year 2009 $'000	Half-year 2008 $'000
Revenue from continuing operations	723,636	810,962
Cost of goods sold	(320,919)	(373,481)
Other income	453	5,083
Selling, general and administrative expenses	(239,005)	(259,564)
Other expenses	(53,554)	(52,509)
Finance costs	(12,184)	(20,594)
Profit before income tax	98,427	109,897
Income tax expense	(28,714)	(27,484)
Profit for the half-year attributable to members of Billabong International Limited	69,713	82,413
Earnings per share for profit attributable to the ordinary equity holders of the Company	Cents	Cents
Basic earnings per share (refer note 4)	27.9	38.1
Diluted earnings per share (refer note 4)	27.6	37.8

The above consolidated income statement should be read in conjunction with the accompanying notes.

Consolidated statement of comprehensive income
For the half-year ended 31 December 2009 : :

	Half-year **2009** **$'000**	Half-year 2008 $'000
Profit for the half-year	69,713	82,413
Other comprehensive income		
Changes in the fair value of cash flow hedges, net of tax	7,151	(3,338)
Exchange differences on translation of foreign operations	(11,672)	34,664
Net investment hedge, net of tax	(14,660)	15,987
Other comprehensive income for the half-year, net of tax	(19,181)	47,313
Total comprehensive income for the half-year attributable to members of Billabong International Limited	50,532	129,726

The above consolidated statement of comprehensive income should be read in conjunction with the accompanying notes.

Consolidated balance sheet
As at 31 December 2009 : :

	31 December **2009** **$'000**	30 June 2009 $'000	31 December 2008 $'000
ASSETS			
Current assets			
Cash and cash equivalents	212,587	332,937	168,788
Trade and other receivables	333,875	405,155	393,731
Inventories	246,890	253,670	324,073
Current tax receivables	5,450	10,456	---
Other	22,145	18,563	30,914
Total current assets	820,947	1,020,781	917,506
Non-current assets			
Receivables	10,926	11,566	10,320
Property, plant and equipment	154,798	161,816	182,304
Intangible assets	977,664	999,491	1,098,139
Deferred tax assets	20,415	21,735	18,563
Other	4,412	5,123	7,610
Total non-current assets	1,168,215	1,199,731	1,316,936
Total assets	1,989,162	2,220,512	2,234,442
LIABILITIES			
Current liabilities			
Trade and other payables	178,907	277,947	273,245
Borrowings	15,295	10,031	11,556
Current tax liabilities	12,942	7,690	7,930
Provisions	8,215	13,483	9,049
Total current liabilities	215,359	309,151	301,780
Non-current liabilities			
Borrowings	397,376	547,872	810,203
Deferred tax liabilities	60,391	56,497	56,431
Provisions and other payables	18,950	21,330	16,154
Deferred payment	106,661	108,726	161,113
Total non-current liabilities	583,378	734,425	1,043,901
Total liabilities	798,737	1,043,576	1,345,681
Net assets	1,190,425	1,176,936	888,761
EQUITY			
Contributed equity	668,881	659,012	345,889
Treasury shares	(30,767)	(27,295)	(27,295)
Option reserve	4,442	2,519	2,874
Other reserves	(51,661)	(32,480)	5,872
Retained profits	599,530	575,180	561,421
Total equity	1,190,425	1,176,936	888,761

The above consolidated balance sheet should be read in conjunction with the accompanying notes.

Consolidated statement of changes in equity

For the half-year ended 31 December 2009 : :

	Notes	Contributed equity $'000	Reserves $'000	Retained earnings $'000	Total $'000
Balance at 1 July 2008		316,317	(59,342)	538,128	795,103
Total comprehensive income for the half-year		---	47,313	82,413	129,726
Transactions with equity holders in their capacity as equity holders:					
Employee share options exercised	4	39	---	---	39
Dividend reinvestment plan issues	4	29,533	---	---	29,533
Dividends paid	5	---	---	(59,120)	(59,120)
Treasury shares purchased by employee share plan trusts	4	---	(7,194)	---	(7,194)
Option reserve in respect of employee share plan		---	674	---	674
		29,572	(6,520)	(59,120)	(36,068)
Balance at 31 December 2008		345,889	(18,549)	561,421	888,761
Balance at 1 July 2009		659,012	(57,256)	575,180	1,176,936
Total comprehensive income for the half-year		---	(19,181)	69,713	50,532
Transactions with equity holders in their capacity as equity holders:					
Employee share options exercised	4	---	---	---	---
Dividend reinvestment plan issues	4	9,869	---	---	9,869
Dividends paid	5	---	---	(45,363)	(45,363)
Treasury shares purchased by employee share plan trusts	4	---	(3,472)	---	(3,472)
Option reserve in respect of employee share plan		---	1,923	---	1,923
		9,869	(1,549)	(45,363)	(37,043)
Balance at 31 December 2009		668,881	(77,986)	599,530	1,190,425

The above consolidated statement of changes in equity should be read in conjunction with the accompanying notes.

Consolidated cash flow statement

For the half-year ended 31 December 2009 : :

	Half-year **2009** **$'000**	Half-year 2008 $'000
Cash flows from operating activities		
Receipts from customers (inclusive of GST)	820,297	875,459
Payments to suppliers and employees (inclusive of GST)	(699,935)	(797,351)
	120,362	78,108
Interest received	1,522	1,584
Other revenue	1,524	1,291
Finance costs	(12,740)	(19,830)
Income taxes paid	(15,065)	(15,254)
Net cash inflow from operating activities	95,603	45,899
Cash flows from investing activities		
Payments for purchase of subsidiaries and businesses, net of cash acquired	(37,351)	(139,253)
Payments for property, plant and equipment	(19,020)	(39,252)
Payments for intangible assets	(2,144)	(3,615)
Proceeds from sale of property, plant and equipment	141	---
Net cash outflow from investing activities	(58,374)	(182,120)
Cash flows from financing activities		
Proceeds from issues of shares and other equity securities	---	21,429
Payments for treasury shares held by employee share plan trusts	(3,472)	(7,194)
Proceeds from borrowings	384,257	481,652
Repayment of borrowings	(487,435)	(286,291)
Dividends paid	(35,494)	(50,950)
Net cash (outflow)/inflow from financing activities	(142,144)	158,646
Net (decrease)/increase in cash and cash equivalents	(104,915)	22,425
Cash and cash equivalents at the beginning of the half-year	332,937	125,852
Effects of exchange rate changes on cash and cash equivalents	(15,435)	19,480
Cash and cash equivalents at the end of the half-year	212,587	167,757
(a) Reconciliation to cash at the end of the half-year		
Balance per consolidated balance sheet	212,587	168,788
Bank overdrafts	---	(1,031)
Balance per consolidated cash flow statement	212,587	167,757

The above consolidated cash flow statement should be read in conjunction with the accompanying notes.

Note 1. Basis of preparation for the half-year report

This general purpose financial report for the interim half-year reporting period ended 31 December 2009 has been prepared in accordance with Accounting Standard AASB 134 *Interim Financial Reporting* and the *Corporations Act 2001*.

This interim financial report does not include all the notes of the type normally included in an annual financial report. Accordingly, this report is to be read in conjunction with the annual report for the year ended 30 June 2009 and any public announcements made by Billabong International Limited (the "Company") during the interim reporting period in accordance with the continuous disclosure requirements of the *Corporations Act 2001*. The financial report covers the consolidated entity consisting of Billabong International Limited and its subsidiaries (the "Group" or "consolidated entity").

The accounting policies adopted are consistent with those of the previous financial year and corresponding interim reporting period, except as set out below.

Changes in accounting policy
The Company had to change some of its accounting policies as the result of new or revised accounting standards which became operative for the annual reporting period commencing on 1 July 2009.

The affected policies and standards are:

- Principles of consolidation – revised AASB 127 *Consolidated and Separate Financial Statements* and changes made by AASB 2008-7 *Amendments to Australian Accounting Standards - Cost of an Investment in a Subsidiary, Jointly Controlled Entity or Associate*
- Business combinations – revised AASB 3 *Business Combinations*
- Segments – new AASB 8 *Operating Segments*

Principles of consolidation
AASB 127 (revised) requires the effects of all transactions with non-controlling interests to be recorded in equity if there is no change in control and these transactions will no longer result in goodwill or gains and losses. This is different to the Group's previous accounting policy where transactions with minority interests were treated as transactions with parties external to the Group.

The standard also specifies the accounting when control is lost. Any remaining interest in the entity must now be remeasured to fair value and a gain or loss is recognised in profit or loss. Under the Group's current accounting policy, the retained interest in the carrying amount of the former subsidiary's assets and liabilities becomes the cost of investment. If the investment is accounted for as an available-for-sale financial asset, it is subsequently revalued to fair value; however, any revaluation gain or loss is recognised in the available-for-sale investments revaluation reserve.

The Group will in future allocate losses to the non-controlling interest in its subsidiaries even if the accumulated losses should exceed the non-controlling interest in the subsidiary's equity. Under the previous policy, excess losses were allocated to the parent entity.

Lastly, dividends received from investments in subsidiaries, jointly controlled entities or associates after 1 July 2009 are recognised as revenue even if they are paid out of pre-acquisition profits. However, the investment may need to be tested for impairment as a result of the dividend payment. Under the Company's previous policy, these dividends would have been deducted from the cost of the investment.

The changes were implemented prospectively from 1 July 2009. There has been no impact on the current period as there are no transactions with non-controlling interests. There have also been no transactions whereby an interest in an entity is retained after the loss of control of that entity, no transactions with non-controlling interests and no dividends paid out of pre-acquisition profits.

Note 1. Basis of preparation for the half-year report (continued)

Business combinations
AASB 3 (revised) continues to apply the acquisition method to business combinations, but with some significant changes.

All payments to purchase a business are now recorded at fair value at the acquisition date, with contingent payments classified as a payable and subsequently remeasured through the income statement. Under the Group's previous policy, contingent payments were only recognised when the payments were probable and could be measured reliably and were accounted for as an adjustment to the cost of acquisition.

Acquisition-related costs are expensed as incurred. Previously, they were recognised as part of the cost of acquisition and therefore included in goodwill.

Non-controlling interests in an acquiree are now recognised either at fair value or at the non-controlling interest's proportionate share of the acquiree's net assets. This decision is made on an acquisition-by-acquisition basis. Under the previous policy, the non-controlling interest was always recognised as its share of the acquiree's net assets.

If the Group recognises acquired deferred tax assets after the initial acquisition accounting, there will no longer be any adjustment to goodwill. As a consequence, the recognition of the deferred tax asset will increase the Group's net profit after tax.

The changes were implemented prospectively from 1 July 2009 and has not materially affected the interim financial statements as there have been no material acquisitions.

Segment reporting
The Group has applied AASB 8 *Operating Segments* from 1 July 2009. AASB 8 requires a 'management approach' under which segment information is presented on the same basis as that used for internal reporting purposes. This has resulted in no change to the number of reportable segments presented, as the information used for internal reporting purposes is consistent with the prior years' reportable segment information.

Operating segments are now reported in a manner that is consistent with the internal reporting provided to the chief operating decision maker. The chief operating decision maker has been identified as the Chief Executive Officer ("CEO") as this person regularly reviews the performance of the operating segments and allocates resources accordingly.

There has been no impact on the measurement of the Company's assets and liabilities. Comparatives for 2008 have been restated.

Note 2. Segment information

Description of segments
Management has determined the operating segments based on the reports reviewed by the CEO. The results of the operating segments are analysed and strategic decisions made as to the future operations of the segment. This review is also used to determine how resources will be allocated across the segments.

The CEO considers the business from a geographic perspective and has identified three reportable segments being Australasia, Americas and Europe. The CEO monitors the performance of these geographic segments separately. Each segment's areas of operation include the wholesaling and retailing of surf, skate and snow apparel and accessories.

Note 2. Segment information (continued)

The geographic segments are organised as below:

Australasia
This segment includes Australia, New Zealand, Japan, South Africa, Singapore, Malaysia, Indonesia, Thailand and South Korea.

Americas
This segment includes the United States of America, Canada, Brazil, Peru and Chile.

Europe
This segment includes Austria, Belgium, England, France, Germany, Italy, the Netherlands and Spain.

All other segments
This segment relates to royalty receipts from third party operations.

Segment Earnings Before Interest, Taxes, Depreciation and Amortisation ("EBITDA") excludes inter-company royalties and sourcing fees and includes an allocation of global overhead costs (which include corporate overhead, international advertising and promotion costs, central sourcing costs and foreign exchange movements).

The geographical segment assets exclude income tax assets and derivative assets.

Segment information provided to the CEO
The segment information provided to the CEO for the reportable segments for the half-year ended 31 December is as follows:

Half–year 2009	Australasia $'000	Americas $'000	Europe $'000	Rest of the world $'000	Total $'000
Sales to external customers	239,475	317,504	164,019	---	720,998
Third party royalties	---	---	---	1,018	1,018
Total segment revenue	239,475	317,504	164,019	1,018	722,016
EBITDA	59,686	33,692	29,122	1,018	123,518
Less: depreciation and amortisation					(17,513)
Less: net interest expense					(7,578)
Profit before income tax					98,427
Segment assets	1,699,247	855,426	253,888	---	2,808,561
Elimination					(842,084)
Unallocated assets:					
Deferred tax					20,415
Derivative assets					2,270
Total assets					1,989,162
Acquisitions of property, plant and equipment, intangibles and other non-current segment assets	12,418	14,425	8,877	---	35,720

Note 2. Segment information (continued)

Half–year 2008	Australasia $'000	Americas $'000	Europe $'000	Rest of the world $'000	Total $'000
Sales to external customers	245,661	385,141	177,800	---	808,602
Third party royalties	---	---	---	1,235	1,235
Total segment revenue	245,661	385,141	177,800	1,235	809,837
EBITDA	69,602	40,786	35,716	1,235	147,339
Less: depreciation and amortisation					(17,596)
Less: impairment charge					(2,342)
Less: net interest expense					(17,504)
Profit before income tax					109,897
Segment assets	1,038,787	1,101,685	304,018	---	2,444,490
Elimination					(234,485)
Unallocated assets:					
Deferred tax					18,563
Derivative assets					5,874
Total assets					2,234,442
Acquisitions of property, plant and equipment, intangibles and other non-current segment assets	93,809	140,384	18,252	---	252,445
Impairment of retail fixed assets*	---	762	1,580	---	2,342

* As a result of the impairment review of retail store assets, certain assets have been written down to their recoverable amount, being their value-in-use. Value-in-use has been assessed by reference to management's best estimate of the risk adjusted future earnings performance of each store over the remaining life of the lease. For the half-year, this resulted in a pre-tax impairment charge in respect of retail stores in the United Kingdom and the United States which amounted to $2.3 million. This impairment charge has been included within the other expenses line item on the income statement.

Note 3. Income tax expense

The income tax expense for the half-year ended 31 December 2009 was $28.7 million (2008: $27.5 million), an effective rate of tax of 29.2% (2008: 25.0%). The effective tax rate reflects in part the impact of net exempt income from branch operations, in particular GSM (Europe) Pty Ltd, together with several one-off prior year tax adjustments in the half-years ended 31 December 2008 and 31 December 2009. Adjusting for these one-off prior year tax adjustments, the effective tax rate for the Group would have been approximately 28% in the half-year ended 31 December 2009 (2008: 26%).

Note 4. Equity securities issued

	Half-year		Half-year	
	2009 Shares	2008 Shares	**2009 $'000**	2008 $'000
Issues of ordinary shares during the half-year				
Exercise of options issued under the Element acquisition agreement	---	4,846	---	39
Issued for no consideration:				
Dividend Reinvestment Plan issues	845,577	679,669	9,869	8,143
Issued for consideration:				
Dividend Reinvestment Plan issues (underwritten)	---	1,761,958	---	21,390
	845,577	2,446,473	9,869	29,572
Movements in treasury shares during the half-year				
Acquisition of shares by the employee share plan trusts	(330,450)	(556,865)	(3,472)	(7,194)
Employee share scheme issue	---	363,852	---	4,795
Net movement	(330,450)	(193,013)	(3,472)	(2,399)

The 2008 basic and diluted earnings per share have been restated to reflect the impact of the rights issue in the 2009 financial year in order to achieve a comparable calculation to the 2009 basic and diluted earnings per share. This change takes into account the bonus element included in the rights offer for ordinary shares as the offer was made at a discount to market price.

Note 5. Dividends

	Half-year **2009 $'000**	Half-year 2008 $'000
Ordinary shares		
Dividends provided for or paid during the half-year	45,363	59,120
Dividends not recognised at the end of the half-year		
In addition to the above, since the end of the half-year the Directors have recommended the payment of an interim dividend of 18.0 cents per fully paid ordinary share (2008 – 27.0 cents), partially franked to 50% based on tax paid at 30%. The aggregate amount of the proposed interim dividend expected to be paid on 22 April 2010 (2008 – 23 April 2009) out of retained profits at 31 December 2009, but not recognised as a liability at the end of the half-year, is	45,515	56,667

The unfranked portion of the dividend is declared to be conduit foreign income. Australian dividend withholding tax is not payable by non-resident shareholders on the unfranked portion of the dividend sourced from conduit foreign income.

The Dividend Reinvestment Plan ("DRP") was approved by the Directors on 21 August 2008. For the interim dividend to be paid on 22 April 2010, the DRP is optional and offers ordinary shareholders the opportunity to acquire fully paid ordinary shares which rank equally with all other shares issued, without transaction costs, at the prevailing market value. A shareholder can elect to participate in or terminate their involvement in the DRP in respect of the 2010 interim dividend at any time prior to the record date of 22 March 2010. The DRP in relation to the 2010 interim dividend will not be underwritten. The terms of the DRP may be varied for future dividends beyond the interim dividend for the half-year ended 31 December 2009.

Note 6. Business combinations

Current period
There were no business combinations that were of a material nature for the half-year ended 31 December 2009. The payments for purchase of subsidiaries and businesses, net of cash acquired in the consolidated cash flow statement is in relation to the second instalment payment for the DaKine acquisition and the acquisition of the United States based online boardsports retailer Swell.com as announced to the market on 24 November 2009.

Prior period (2008)

Da Kine Hawaii, Inc
(a) Summary of acquisition
On 1 October 2008 Burleigh Point, Ltd and Seal Trademarks Pty Ltd acquired the assets and certain liabilities of Da Kine Hawaii, Inc.

The acquired business contributed revenues of $37.7 million and net profit after tax of $3.9 million to the Group for the period from acquisition to 31 December 2008.

Details of the aggregated fair value of the assets and liabilities related to this acquisition are as follows:

	$'000
Purchase consideration:	
Cash paid	98,622
Estimated cash payable	34,430 *
Estimated deferred payment	39,868
Direct costs relating to the acquisition	1,412
Total purchase consideration	174,332
Fair value of net identifiable assets acquired	99,148
Goodwill	75,184

The goodwill is attributable to the high profitability of the acquired business and synergies expected to arise after the acquisition of the businesses.

* This amount has been paid during the half-year ended 31 December 2009, refer to the consolidated cash flow statement.

(b) Assets and liabilities acquired
The aggregated fair value of identifiable assets and certain liabilities acquired are based on discounted cash flow models. The aggregated identifiable assets and liabilities arising from the acquisition are as follows:

	Acquiree's carrying amount $'000	Fair value $'000
Cash and cash equivalents	---	---
Trade receivables	25,460	25,460
Inventory	18,840	18,272
Plant and Equipment	1,113	1,113
Prepayments	981	981
Deferred tax assets	---	527
Employee entitlements	(128)	(128)
Trade and other payables	(2,784)	(2,784)
Deferred tax liabilities	---	(1,223)
Identifiable intangible assets	---	56,930
Net identifiable assets acquired	43,482	99,148

Note 6. Business combinations (continued)

In regards to the 'Da Kine Hawaii, Inc' acquisition, in the event that certain specific conditions are achieved additional consideration may be payable in cash. If it becomes probable that additional consideration will be payable it will be brought to account as a component of the goodwill arising on the acquisition when the amount can be reliably measured. The Group will review the likelihood of these payments at future reporting dates.

The 'Da Kine Hawaii, Inc' acquisition was disclosed provisionally in the interim financial report for the half-year ended 31 December 2008. As part of the finalisation of the acquisition, the completion statement has been reviewed and an adjustment was made to working capital, which was the only significant adjustment to the provisional values disclosed in the prior year interim financial report.

Sector 9 Incorporated, Eternity Surf Pty Limited, I.J.J. Pty Limited and Two Seasons Limited

(a) Summary of acquisitions

On 1 July 2008 Burleigh Point, Ltd and Seal Trademarks Pty Ltd acquired the assets and certain liabilities of Sector 9 Incorporated.

On 1 September 2008 GSM (Operations) Pty Limited and Pineapple Trademarks Pty Ltd acquired the assets and certain liabilities of Eternity Surf Pty Limited and I.J.J. Pty Limited.

On 1 October 2008 GSM England Retail Limited acquired 100% of the issued shares of Two Seasons Limited.

The acquired businesses and subsidiary contributed revenues of $22.0 million and net profit after tax of $2.0 million to the Group for the period from acquisition to 31 December 2008.

Details of the aggregated fair value of the assets and liabilities related to these acquisitions are as follows:

	$'000
Purchase consideration:	
Cash paid	35,084
Estimated deferred payment	9,110
Direct costs relating to the acquisitions	1,608
Total purchase consideration	45,802
Fair value of net identifiable assets acquired	14,314
Goodwill	31,488

The goodwill is attributable to the high profitability of the acquired businesses and subsidiary and synergies expected to arise after the acquisition of the businesses.

Note 6. Business combinations (continued)

(b) Assets and liabilities acquired
The aggregated fair value of identifiable assets and certain liabilities acquired are based on discounted cash flow models. The aggregated identifiable assets and liabilities arising from the acquisitions are as follows:

	Acquiree's carrying amount $'000	**Fair value $'000**
Cash and cash equivalents	---	---
Trade receivables	2,432	2,405
Inventory	8,454	7,890
Plant and Equipment	2,539	1,782
Prepayments	794	794
Deferred tax assets	---	253
Employee entitlements	(144)	(144)
Trade and other payables	(7,614)	(7,614)
Deferred tax liabilities	(183)	(496)
Identifiable intangible assets	---	9,444
Net identifiable assets acquired	6,278	14,314

In regards to the 'Sector 9 Incorporated' and 'Two Seasons Limited' acquisitions, in the event that certain specific conditions are achieved additional consideration may be payable in cash. If it becomes probable that additional consideration will be payable it will be brought to account as a component of the goodwill arising on the acquisition when the amount can be reliably measured. The Group will review the likelihood of these payments at future reporting dates.

The above accounting in regards to the 'Two Seasons Limited' acquisition has been finalised and there have been no material adjustments to the provisional accounting.

If all of the above mentioned acquisitions had occurred on 1 July 2008, consolidated revenue and consolidated net profit after tax for the half-year ended 31 December 2008 would have been $849.6 million and $84.8 million respectively based on best estimates.

Note 7. Net tangible asset backing

	Half-year **2009**	Half-year 2008
Net tangible asset backing per ordinary share	$0.84	($1.00)

Note 8. Contingencies

There has been no change in the nature of contingencies of the consolidated entity since the last annual reporting date.

Note 9. Events occurring after the balance sheet date

There has not arisen in the interval between the end of the half-year and the date of this report any item, transaction or event of a material and unusual nature likely, in the opinion of the Directors of the Company, to affect significantly the operations of the Group, the results of those operations, or the state of affairs of the Group, in future financial years.

In the Directors' opinion:

(a) the financial statements and notes set out on pages 8 to 20 are in accordance with the *Corporations Act 2001*, including:

(i) complying with Accounting Standards, the *Corporations Regulations 2001* and other mandatory professional reporting requirements; and

(ii) giving a true and fair view of the consolidated entity's financial position as at 31 December 2009 and of its performance for the half-year ended on that date; and

(b) there are reasonable grounds to believe that Billabong International Limited will be able to pay its debts as and when they become due and payable.

This declaration is made in accordance with a resolution of the Directors.

Ted Kunkel
Director

Gold Coast, 19 February 2010



PricewaterhouseCoopers
ABN 52 780 433 757

Riverside Centre
123 Eagle Street
BRISBANE QLD 4000
GPO Box 150
BRISBANE QLD 4001
DX 77 Brisbane
Australia
www.pwc.com/au
Telephone +61 7 3257 5000
Facsimile +61 7 3257 5999

Independent auditor's review report to the members of Billabong International Limited

Report on the Half-Year Financial Report

We have reviewed the accompanying half-year financial report of Billabong International Limited, which comprises the balance sheet as at 31 December 2009, and the income statement, the statement of comprehensive income, statement of changes in equity and cash flow statement for the half-year ended on that date, other selected explanatory notes and the directors' declaration for the Billabong International Limited Group (the consolidated entity). The consolidated entity comprises both Billabong International Limited (the company) and the entities it controlled during that half-year.

Directors' Responsibility for the Half-Year Financial Report

The directors of the company are responsible for the preparation and fair presentation of the half-year financial report in accordance with Australian Accounting Standards (including the Australian Accounting Interpretations) and the *Corporations Act 2001*. This responsibility includes establishing and maintaining internal control relevant to the preparation and fair presentation of the half-year financial report that is free from material misstatement, whether due to fraud or error; selecting and applying appropriate accounting policies; and making accounting estimates that are reasonable in the circumstances.

Auditor's Responsibility

Our responsibility is to express a conclusion on the half-year financial report based on our review. We conducted our review in accordance with Auditing Standard on Review Engagements ASRE 2410 *Review of an Interim Financial Report Performed by the Independent Auditor of the Entity*, in order to state whether, on the basis of the procedures described, we have become aware of any matter that makes us believe that the financial report is not in accordance with the *Corporations Act 2001* including: giving a true and fair view of the consolidated entity's financial position as at 31 December 2009 and its performance for the half-year ended on that date; and complying with Accounting Standard AASB 134 *Interim Financial Reporting* and the *Corporations Regulations 2001*. As the auditor of Billabong International Limited, ASRE 2410 requires that we comply with the ethical requirements relevant to the audit of the annual financial report.

A review of a half-year financial report consists of making enquiries, primarily of persons responsible for financial and accounting matters, and applying analytical and other review procedures. It also includes reading the other information included with the financial report to determine whether it contains any material inconsistencies with the financial report. A review is substantially less in scope than an audit conducted in accordance with Australian Auditing Standards and consequently does not enable us to obtain assurance that we would become aware of all significant matters that might be identified in an audit. Accordingly, we do not express an audit opinion.

While we considered the effectiveness of management's internal controls over financial reporting when determining the nature and extent of our procedures, our review was not designed to provide assurance on internal controls.

Our review did not involve an analysis of the prudence of business decisions made by directors or management.



Independence
In conducting our review, we have complied with the independence requirements of the *Corporations Act 2001*.

Conclusion
Based on our review, which is not an audit, we have not become aware of any matter that makes us believe that the half-year financial report of Billabong International Limited is not in accordance with the *Corporations Act 2001* including:

(a) giving a true and fair view of the consolidated entity's financial position as at 31 December 2009 and of its performance for the half-year ended on that date; and

(b) complying with Accounting Standard AASB 134 *Interim Financial Reporting* and *Corporations Regulations 2001*.

PricewaterhouseCoopers

Robert Hubbard
Partner

Brisbane
19 February 2010

Liability limited by a scheme approved under Professional Standards Legislation.


BILLABONG.


Element
wind water fire earth


vonzipper


KUSTOM


PALMERS

HONOLUA
SURF CO.



XCEL


tigerlily


sector


DAKINE

Billabong International Limited

ABN 17 084 923 946

Contents

:: INTERIM FINANCIAL REPORT 31 DECEMBER 2009

This interim financial report does not include all notes of the type normally included in an annual financial report. Accordingly, this report is to be read in conjunction with the Annual Report for the year ended 30 June 2009 and any public announcements made by Billabong International Limited during the interim reporting period in accordance with the continuous disclosure requirements of the *Corporations Act 2001*.

Billabong International Limited is a Company limited by shares, incorporated and domiciled in Australia. Its registered office and principal place of business is:
1 Billabong Place, Burleigh Heads Qld 4220
For queries in relation to reporting please call +61 7 5589 9899 or email:
secretary@billabong.com.au
Corporate website: www.billabongbiz.com

APPENDIX 4D
Half-yearly Report

Billabong International Limited
ABN 17 084 923 946

Extracts from this report for announcement to the market.

	Half-year		Change	
	2009	2008		
	$'000	$'000	$'000	%
Total revenue from continuing operations	723,636	810,962	(87,326)	(10.8%)
Profit from continuing operations after tax attributable to members	69,713	82,413	(12,700)	(15.4%)
Net profit for the period attributable to members	69,713	82,413	(12,700)	(15.4%)
Adjusted net profit for the period attributable to members	69,713	82,413	(12,700)	(15.4%)

Dividends	Amount per Security	Franked amount per security
Interim dividend	18.0 cents	9.0 cents
Previous corresponding period interim dividend	27.0 cents	12.15 cents

Record date for determining entitlements to the dividend is 22 March 2010.

The unfranked portion of the dividend is declared to be conduit foreign income. Australian dividend withholding tax is not payable by non-resident shareholders on the unfranked portion of the dividend sourced from conduit foreign income.

The Dividend Reinvestment Plan ("DRP") was approved by the Directors on 21 August 2008. For the interim dividend to be paid on 22 April 2010, the DRP is optional and offers ordinary shareholders the opportunity to acquire fully paid ordinary shares which rank equally with all other shares issued, without transaction costs, at the prevailing market value. A shareholder can elect to participate in or terminate their involvement in the DRP in respect of the 2010 interim dividend at any time prior to the record date of 22 March 2010. The DRP in relation to the 2010 interim dividend will not be underwritten. The terms of the DRP may be varied for future dividends beyond the interim dividend for the half-year ended 31 December 2009.

Explanation of Results

Please refer to the Review of Operations within the Directors' Report for an explanation of the results.

Your Directors present their report on the consolidated entity (referred to hereafter as the "Group") consisting of Billabong International Limited (the "Company") and the entities it controlled at the end of, or during, the half-year ended 31 December 2009.

Directors
The following persons were Directors of Billabong International Limited during the whole of the half-year and up to the date of this report:

E.T. Kunkel
D. O'Neill
A.G. Froggatt
M.A. Jackson
F.A. McDonald
G.S. Merchant
P. Naude
C. Paull

Review of operations
A summary of consolidated revenues and results for the half-year by significant geographical segments is set out below:

Segment	Segment revenues		Segment EBITDA *	
	2009 $'000	2008 $'000	**2009 $'000**	2008 $'000
Australasia	239,475	245,661	59,686	69,602
Americas	317,504	385,141	33,692	40,786
Europe	164,019	177,800	29,122	35,716
Third party royalties	1,018	1,235	1,018	1,235
	722,016	809,837	123,518	147,339
Less: Net interest expense			(7,578)	(17,504)
Depreciation and amortisation			(17,513)	(17,596)
Impairment charge			---	(2,342)
Profit from continuing operations before income tax expense			98,427	109,897
Income tax expense			(28,714)	(27,484)
Profit attributable to the members of Billabong International Limited			69,713	82,413
Add back: Post tax impairment charge			---	2,039
Profit attributable to the members of Billabong International Limited before impairment charge			69,713	84,452

* Segment Earnings Before Interest, Taxes, Depreciation and Amortisation ("EBITDA") excludes inter-company royalties and sourcing fees and includes an allocation of global overhead costs (which include corporate overhead, international advertising and promotion costs, central sourcing costs and foreign exchange movements).

Comments on the operations and the results of those operations are set out below:

Consolidated Result
Net profit after tax ("NPAT") for the half-year ended 31 December 2009 was $69.7 million, a decrease of 15.4% in reported terms (a decrease of 7.6% in constant currency terms) compared to the 2008-09 half-year ended 31 December 2008 (the prior corresponding period). Excluding the after tax impact of an impairment charge expense in the prior corresponding period, the NPAT for the half-year ended 31 December 2009 was a decrease of 17.5% in reported terms (a decrease of 9.5% in constant currency terms) compared to the prior corresponding period.

Reported NPAT was adversely impacted in particular by the unfavourable effect of the appreciation of the AUD against the USD and the Euro relative to the prior corresponding period, weak trading conditions at a consumer level, especially in North America, and lower gross margins in Australia and Europe reflecting weaker foreign exchange hedge rates achieved for product purchases compared to the prior corresponding period, offset in part by overhead reductions across the business.

Review of operations (continued)

Sales revenue of $721.0 million, excluding third party royalties, represented a decrease of 10.8% in reported terms (a decrease of 2.8% in constant currency terms) over the prior corresponding period. At a segment level, in constant currency terms, sales revenue increased 2.6% in Europe, while sales revenue in Australasia decreased 1.4% and sales revenue in the Americas was 6.2% lower compared to the prior corresponding period.

Consolidated gross margins remained strong and strengthened to 55.5% compared to the prior corresponding period's 53.8%, reflecting improved gross margins in North America in a less promotional environment, offset by lower gross margins in Australia and Europe driven by weaker foreign exchange hedge rates achieved for product purchases compared to the prior corresponding period.

EBITDA of $123.5 million represented a decrease of 16.2% in reported terms (9.5% in constant currency terms) compared to the prior corresponding period, principally reflecting the unfavourable impact of the appreciation of the AUD against the USD and the Euro relative to the prior corresponding period and the continuing challenging trading environment as indicated above.

The consolidated EBITDA margin of 17.1% decreased by 1.1% compared to that of the prior corresponding period of 18.2%, reflecting the difficult trading environment and changing regional mix, combined with a significant foreign exchange gain of $4.4 million in the prior corresponding period and a foreign exchange loss of $1.7 million in the current half-year, a difference of $6.1 million between the reporting periods.

Segment Analysis
In addition to the specific factors discussed by segment below, EBITDA margins have been unusually affected by an increase in global overhead costs (which include corporate overhead, international advertising and promotion costs, central sourcing costs and foreign exchange movements) and the allocation of these costs to each segment. The increase in global overhead costs compared to the prior corresponding period is almost entirely attributable to foreign exchange movements. Weaker EBITDA margins in Australasia and Europe in part reflect an increased allocation of global overhead costs compared to the prior corresponding period, given these segments represent a larger proportion of the Group's sales relative to the prior corresponding period and the fact that global overhead costs in the prior corresponding period benefited from the inclusion of a significant foreign exchange gain.

Australasia
Compared with the prior corresponding period in reported terms, sales revenue decreased 2.5% to $239.5 million (down from $245.7 million) and EBITDA decreased 14.2% to $59.7 million (down from $69.6 million). EBITDA margins were lower at 24.9% compared to 28.3% in the prior corresponding period, primarily reflecting the abovementioned impact of the allocation of global overhead costs, the segment's changing regional mix and weaker foreign exchange hedge rates achieved for product purchases compared to the prior corresponding period.

In constant currency terms, sales revenue decreased 1.4% and EBITDA decreased 14.0% compared to the prior corresponding period.

Sales revenue growth in Australia was solid while trading results in South Africa, Japan and New Zealand were weaker. The Group commenced operations in Thailand and South Korea and the results for both of these territories were in line with expectations.

Americas
Compared with the prior corresponding period in reported terms, sales revenue decreased 17.6% to $317.5 million (down from $385.1 million) and EBITDA decreased 17.4% to $33.7 million (down from $40.8 million) driven principally by the weaker USD against the AUD and weak trading conditions. EBITDA margins remained steady at 10.6%, primarily reflecting the abovementioned impact of the allocation of global overhead costs, continued weak trading conditions, albeit with improved gross margins, combined with the impact of strategies adopted by management to reduce overheads.

In constant currency terms, sales revenue decreased 6.2% and EBITDA decreased 4.0% compared to the prior corresponding period.

Strong sales revenue and EBITDA growth was achieved in South America.

Review of operations (continued)

Europe
Compared with the prior corresponding period in reported terms, sales revenue decreased 7.8% to $164.0 million (down from $177.8 million) and EBITDA decreased by 18.5% to $29.1 million (down from $35.7 million) driven principally by the weaker Euro against the AUD. EBITDA margins of 17.8% were down on the prior corresponding period of 20.1%, primarily reflecting the abovementioned impact of the allocation of global overhead costs and weaker foreign exchange hedge rates achieved for product purchases compared to the prior corresponding period.

In constant currency terms, sales revenue increased 2.6% and EBITDA decreased 5.1% compared to the prior corresponding period.

Europe's sales revenue growth in constant currency terms was driven by growth in France and Germany, offset by difficult trading conditions in Spain and Italy.

Depreciation and Amortisation
Depreciation and amortisation expense was in line with the prior corresponding period in reported terms (an increase of 8.3% in constant currency terms due to investment in owned retail globally).

Impairment Charge
There is no impairment charge expense in the half-year ended 31 December 2009 however in the prior corresponding period, as a result of the impairment review of retail store assets, certain assets were written down to their recoverable amount, being their value-in-use. For the prior corresponding period, this resulted in a pre-tax impairment charge in respect of retail stores which amounted to $2.3 million.

Net Interest Expense
The decrease in net interest expense of 56.7% in reported terms (52.6% in constant currency terms) compared to the prior corresponding period was principally driven by a reduction in borrowings as a result of the repayment of debt from the proceeds received from the capital raising announced in May 2009, together with several initiatives which have been implemented to improve treasury management efficiency across the Group.

Income Tax Expense
The income tax expense for the half-year ended 31 December 2009 was $28.7 million ($27.5 million in the prior corresponding period), an effective rate of tax of 29.2% (25.0% in the prior corresponding period). The effective tax rate reflects in part the impact of net exempt income from branch operations, in particular GSM (Europe) Pty Ltd, together with several one-off prior year tax adjustments in the half-years ended 31 December 2008 and 31 December 2009. Adjusting for these one-off prior year tax adjustments, the effective tax rate for the Group would have been approximately 28% in the half-year ended 31 December 2009 (26% in the prior corresponding period).

In addition to the bilateral Advanced Pricing Agreement the Group has in place with both the Australian Tax Office and the United States Internal Revenue Service, on 2 July 2009 a unilateral Advanced Pricing Agreement was entered into with the French Taxation Authority in France in relation to the royalty rate used by GSM (Europe) Pty Ltd for the right to use certain Group brands and trademarks. This agreement will cover the period 1 July 2006 to 30 June 2011 and provides certainty for the Group in respect of royalties being paid in accordance with French transfer pricing rules and regulations.

Consolidated Balance Sheet, Cash Flow Items and Capital Expenditure
Working capital at $422.8 million represents 29.1% as a percentage of the prior twelve months' sales stated at half-year end exchange rates, being a 0.1% decrease over the prior corresponding period (29.2%), or a 1.9% increase in absolute dollars compared to revenue growth over the prior twelve month period of 2.6% in constant currency terms.

Cash flow from operations of $95.6 million represents a strong increase of 108.3% over the prior corresponding period, driven principally by higher net cash receipts and lower finance cost payments. Net cash receipts of $120.4 million are 54.1% higher than the prior corresponding period ($78.1 million).

Cash outflow from investing activities of $58.4 million was in accordance with expectations and includes the acquisition of the United States based online boardsports retailer Swell.com as announced on 24 November 2009, the second instalment payment for the DaKine acquisition and investment in owned retail globally.

Review of operations (continued)

Net debt decreased 69.4% to $200.1 million over the prior corresponding period as a result of the repayment of debt from the proceeds received from the capital raising announced in May 2009, together with several initiatives which have been implemented to improve treasury management efficiency across the Group. The Group has a conservative gearing ratio (net debt to net debt plus equity) of 14.4% (42.4% in the prior corresponding period) and strong interest cover of 8.9 times (8.6 times in the prior corresponding period).

On 7 September 2009 the Group completed the extension of its US$100 million unsecured multi-currency drawdown facility to 1 July 2012 which was due for rollover on or prior to 17 July 2010.

Auditor's independence declaration

A copy of the auditor's independence declaration as required under Section 307C of the *Corporations Act 2001* is set out on page 7.

Rounding of amounts

The Company is of a kind referred to in Class Order 98/0100, issued by the Australian Securities and Investments Commission, relating to the "rounding off" of amounts in the Directors' report and financial report. Amounts in the Directors' report and financial report have been rounded off to the nearest thousand dollars in accordance with that Class Order.

This report is made in accordance with a resolution of the Directors.

Ted Kunkel
Chairman
Gold Coast, 19 February 2010



PricewaterhouseCoopers
ABN 52 780 433 757

Riverside Centre
123 Eagle Street
BRISBANE QLD 4000
GPO Box 150
BRISBANE QLD 4001
DX 77 Brisbane
Australia
www.pwc.com/au
Telephone +61 7 3257 5000
Facsimile +61 7 3257 5999

Auditor's independence declaration

As lead auditor for the review of Billabong International Limited for the half-year ended 31 December 2009, I declare that to the best of my knowledge and belief, there have been:

a) no contraventions of the auditor independence requirements of the *Corporations Act 2001* in relation to the review; and
b) no contraventions of any applicable code of professional conduct in relation to the review.

This declaration is in respect of Billabong International Limited and the entities it controlled during the period.

Robert Hubbard
Partner

PricewaterhouseCoopers

Brisbane, 19 February 2010

Consolidated income statement
For the half-year ended 31 December 2009

	Half-year **2009** **$'000**	Half-year 2008 $'000
Revenue from continuing operations	723,636	810,962
Cost of goods sold	(320,919)	(373,481)
Other income	453	5,083
Selling, general and administrative expenses	(239,005)	(259,564)
Other expenses	(53,554)	(52,509)
Finance costs	(12,184)	(20,594)
Profit before income tax	98,427	109,897
Income tax expense	(28,714)	(27,484)
Profit for the half-year attributable to members of Billabong International Limited	69,713	82,413
Earnings per share for profit attributable to the ordinary equity holders of the Company	Cents	Cents
Basic earnings per share (refer note 4)	27.9	38.1
Diluted earnings per share (refer note 4)	27.6	37.8

The above consolidated income statement should be read in conjunction with the accompanying notes.

Consolidated statement of comprehensive income

For the half-year ended 31 December 2009 : :

	Half-year 2009 $'000	Half-year 2008 $'000
Profit for the half-year	69,713	82,413
Other comprehensive income		
Changes in the fair value of cash flow hedges, net of tax	7,151	(3,338)
Exchange differences on translation of foreign operations	(11,672)	34,664
Net investment hedge, net of tax	(14,660)	15,987
Other comprehensive income for the half-year, net of tax	(19,181)	47,313
Total comprehensive income for the half-year attributable to members of Billabong International Limited	50,532	129,726

The above consolidated statement of comprehensive income should be read in conjunction with the accompanying notes.

Consolidated balance sheet

As at 31 December 2009 : :

	31 December **2009** **$'000**	30 June 2009 $'000	31 December 2008 $'000
ASSETS			
Current assets			
Cash and cash equivalents	212,587	332,937	168,788
Trade and other receivables	333,875	405,155	393,731
Inventories	246,890	253,670	324,073
Current tax receivables	5,450	10,456	---
Other	22,145	18,563	30,914
Total current assets	820,947	1,020,781	917,506
Non-current assets			
Receivables	10,926	11,566	10,320
Property, plant and equipment	154,798	161,816	182,304
Intangible assets	977,664	999,491	1,098,139
Deferred tax assets	20,415	21,735	18,563
Other	4,412	5,123	7,610
Total non-current assets	1,168,215	1,199,731	1,316,936
Total assets	1,989,162	2,220,512	2,234,442
LIABILITIES			
Current liabilities			
Trade and other payables	178,907	277,947	273,245
Borrowings	15,295	10,031	11,556
Current tax liabilities	12,942	7,690	7,930
Provisions	8,215	13,483	9,049
Total current liabilities	215,359	309,151	301,780
Non-current liabilities			
Borrowings	397,376	547,872	810,203
Deferred tax liabilities	60,391	56,497	56,431
Provisions and other payables	18,950	21,330	16,154
Deferred payment	106,661	108,726	161,113
Total non-current liabilities	583,378	734,425	1,043,901
Total liabilities	798,737	1,043,576	1,345,681
Net assets	1,190,425	1,176,936	888,761
EQUITY			
Contributed equity	668,881	659,012	345,889
Treasury shares	(30,767)	(27,295)	(27,295)
Option reserve	4,442	2,519	2,874
Other reserves	(51,661)	(32,480)	5,872
Retained profits	599,530	575,180	561,421
Total equity	1,190,425	1,176,936	888,761

The above consolidated balance sheet should be read in conjunction with the accompanying notes.

Consolidated statement of changes in equity
For the half-year ended 31 December 2009 : :

	Notes	Contributed equity $'000	Reserves $'000	Retained earnings $'000	Total $'000
Balance at 1 July 2008		316,317	(59,342)	538,128	795,103
Total comprehensive income for the half-year		---	47,313	82,413	129,726
Transactions with equity holders in their capacity as equity holders:					
Employee share options exercised	4	39	---	---	39
Dividend reinvestment plan issues	4	29,533	---	---	29,533
Dividends paid	5	---	---	(59,120)	(59,120)
Treasury shares purchased by employee share plan trusts	4	---	(7,194)	---	(7,194)
Option reserve in respect of employee share plan		---	674	---	674
		29,572	(6,520)	(59,120)	(36,068)
Balance at 31 December 2008		345,889	(18,549)	561,421	888,761
Balance at 1 July 2009		659,012	(57,256)	575,180	1,176,936
Total comprehensive income for the half-year		---	(19,181)	69,713	50,532
Transactions with equity holders in their capacity as equity holders:					
Employee share options exercised	4	---	---	---	---
Dividend reinvestment plan issues	4	9,869	---	---	9,869
Dividends paid	5	---	---	(45,363)	(45,363)
Treasury shares purchased by employee share plan trusts	4	---	(3,472)	---	(3,472)
Option reserve in respect of employee share plan		---	1,923	---	1,923
		9,869	(1,549)	(45,363)	(37,043)
Balance at 31 December 2009		668,881	(77,986)	599,530	1,190,425

The above consolidated statement of changes in equity should be read in conjunction with the accompanying notes.

Consolidated cash flow statement

For the half-year ended 31 December 2009 : :

	Half-year **2009** **$'000**	Half-year 2008 $'000
Cash flows from operating activities		
Receipts from customers (inclusive of GST)	820,297	875,459
Payments to suppliers and employees (inclusive of GST)	(699,935)	(797,351)
	120,362	78,108
Interest received	1,522	1,584
Other revenue	1,524	1,291
Finance costs	(12,740)	(19,830)
Income taxes paid	(15,065)	(15,254)
Net cash inflow from operating activities	95,603	45,899
Cash flows from investing activities		
Payments for purchase of subsidiaries and businesses, net of cash acquired	(37,351)	(139,253)
Payments for property, plant and equipment	(19,020)	(39,252)
Payments for intangible assets	(2,144)	(3,615)
Proceeds from sale of property, plant and equipment	141	---
Net cash outflow from investing activities	(58,374)	(182,120)
Cash flows from financing activities		
Proceeds from issues of shares and other equity securities	---	21,429
Payments for treasury shares held by employee share plan trusts	(3,472)	(7,194)
Proceeds from borrowings	384,257	481,652
Repayment of borrowings	(487,435)	(286,291)
Dividends paid	(35,494)	(50,950)
Net cash (outflow)/inflow from financing activities	(142,144)	158,646
Net (decrease)/increase in cash and cash equivalents	(104,915)	22,425
Cash and cash equivalents at the beginning of the half-year	332,937	125,852
Effects of exchange rate changes on cash and cash equivalents	(15,435)	19,480
Cash and cash equivalents at the end of the half-year	212,587	167,757
(a) Reconciliation to cash at the end of the half-year		
Balance per consolidated balance sheet	212,587	168,788
Bank overdrafts	---	(1,031)
Balance per consolidated cash flow statement	212,587	167,757

The above consolidated cash flow statement should be read in conjunction with the accompanying notes.

Note 1. Basis of preparation for the half-year report

This general purpose financial report for the interim half-year reporting period ended 31 December 2009 has been prepared in accordance with Accounting Standard AASB 134 *Interim Financial Reporting* and the *Corporations Act 2001*.

This interim financial report does not include all the notes of the type normally included in an annual financial report. Accordingly, this report is to be read in conjunction with the annual report for the year ended 30 June 2009 and any public announcements made by Billabong International Limited (the "Company") during the interim reporting period in accordance with the continuous disclosure requirements of the *Corporations Act 2001*. The financial report covers the consolidated entity consisting of Billabong International Limited and its subsidiaries (the "Group" or "consolidated entity").

The accounting policies adopted are consistent with those of the previous financial year and corresponding interim reporting period, except as set out below.

Changes in accounting policy
The Company had to change some of its accounting policies as the result of new or revised accounting standards which became operative for the annual reporting period commencing on 1 July 2009.

The affected policies and standards are:

- Principles of consolidation – revised AASB 127 *Consolidated and Separate Financial Statements* and changes made by AASB 2008-7 *Amendments to Australian Accounting Standards - Cost of an Investment in a Subsidiary, Jointly Controlled Entity or Associate*
- Business combinations – revised AASB 3 *Business Combinations*
- Segments – new AASB 8 *Operating Segments*

Principles of consolidation
AASB 127 (revised) requires the effects of all transactions with non-controlling interests to be recorded in equity if there is no change in control and these transactions will no longer result in goodwill or gains and losses. This is different to the Group's previous accounting policy where transactions with minority interests were treated as transactions with parties external to the Group.

The standard also specifies the accounting when control is lost. Any remaining interest in the entity must now be remeasured to fair value and a gain or loss is recognised in profit or loss. Under the Group's current accounting policy, the retained interest in the carrying amount of the former subsidiary's assets and liabilities becomes the cost of investment. If the investment is accounted for as an available-for-sale financial asset, it is subsequently revalued to fair value; however, any revaluation gain or loss is recognised in the available-for-sale investments revaluation reserve.

The Group will in future allocate losses to the non-controlling interest in its subsidiaries even if the accumulated losses should exceed the non-controlling interest in the subsidiary's equity. Under the previous policy, excess losses were allocated to the parent entity.

Lastly, dividends received from investments in subsidiaries, jointly controlled entities or associates after 1 July 2009 are recognised as revenue even if they are paid out of pre-acquisition profits. However, the investment may need to be tested for impairment as a result of the dividend payment. Under the Company's previous policy, these dividends would have been deducted from the cost of the investment.

The changes were implemented prospectively from 1 July 2009. There has been no impact on the current period as there are no transactions with non-controlling interests. There have also been no transactions whereby an interest in an entity is retained after the loss of control of that entity, no transactions with non-controlling interests and no dividends paid out of pre-acquisition profits.

Note 1. Basis of preparation for the half-year report (continued)

Business combinations
AASB 3 (revised) continues to apply the acquisition method to business combinations, but with some significant changes.

All payments to purchase a business are now recorded at fair value at the acquisition date, with contingent payments classified as a payable and subsequently remeasured through the income statement. Under the Group's previous policy, contingent payments were only recognised when the payments were probable and could be measured reliably and were accounted for as an adjustment to the cost of acquisition.

Acquisition-related costs are expensed as incurred. Previously, they were recognised as part of the cost of acquisition and therefore included in goodwill.

Non-controlling interests in an acquiree are now recognised either at fair value or at the non-controlling interest's proportionate share of the acquiree's net assets. This decision is made on an acquisition-by-acquisition basis. Under the previous policy, the non-controlling interest was always recognised as its share of the acquiree's net assets.

If the Group recognises acquired deferred tax assets after the initial acquisition accounting, there will no longer be any adjustment to goodwill. As a consequence, the recognition of the deferred tax asset will increase the Group's net profit after tax.

The changes were implemented prospectively from 1 July 2009 and has not materially affected the interim financial statements as there have been no material acquisitions.

Segment reporting
The Group has applied AASB 8 *Operating Segments* from 1 July 2009. AASB 8 requires a 'management approach' under which segment information is presented on the same basis as that used for internal reporting purposes. This has resulted in no change to the number of reportable segments presented, as the information used for internal reporting purposes is consistent with the prior years' reportable segment information.

Operating segments are now reported in a manner that is consistent with the internal reporting provided to the chief operating decision maker. The chief operating decision maker has been identified as the Chief Executive Officer ("CEO") as this person regularly reviews the performance of the operating segments and allocates resources accordingly.

There has been no impact on the measurement of the Company's assets and liabilities. Comparatives for 2008 have been restated.

Note 2. Segment information

Description of segments
Management has determined the operating segments based on the reports reviewed by the CEO. The results of the operating segments are analysed and strategic decisions made as to the future operations of the segment. This review is also used to determine how resources will be allocated across the segments.

The CEO considers the business from a geographic perspective and has identified three reportable segments being Australasia, Americas and Europe. The CEO monitors the performance of these geographic segments separately. Each segment's areas of operation include the wholesaling and retailing of surf, skate and snow apparel and accessories.

Note 2. Segment information (continued)

The geographic segments are organised as below:

Australasia
This segment includes Australia, New Zealand, Japan, South Africa, Singapore, Malaysia, Indonesia, Thailand and South Korea.

Americas
This segment includes the United States of America, Canada, Brazil, Peru and Chile.

Europe
This segment includes Austria, Belgium, England, France, Germany, Italy, the Netherlands and Spain.

All other segments
This segment relates to royalty receipts from third party operations.

Segment Earnings Before Interest, Taxes, Depreciation and Amortisation ("EBITDA") excludes inter-company royalties and sourcing fees and includes an allocation of global overhead costs (which include corporate overhead, international advertising and promotion costs, central sourcing costs and foreign exchange movements).

The geographical segment assets exclude income tax assets and derivative assets.

Segment information provided to the CEO
The segment information provided to the CEO for the reportable segments for the half-year ended 31 December is as follows:

Half–year 2009	Australasia $'000	Americas $'000	Europe $'000	Rest of the world $'000	Total $'000
Sales to external customers	239,475	317,504	164,019	---	720,998
Third party royalties	---	---	---	1,018	1,018
Total segment revenue	239,475	317,504	164,019	1,018	722,016
EBITDA	59,686	33,692	29,122	1,018	123,518
Less: depreciation and amortisation					(17,513)
Less: net interest expense					(7,578)
Profit before income tax					98,427
Segment assets	1,699,247	855,426	253,888	---	2,808,561
Elimination					(842,084)
Unallocated assets:					
Deferred tax					20,415
Derivative assets					2,270
Total assets					1,989,162
Acquisitions of property, plant and equipment, intangibles and other non-current segment assets	12,418	14,425	8,877	---	35,720

Note 2. Segment information (continued)

Half-year 2008	Australasia $'000	Americas $'000	Europe $'000	Rest of the world $'000	Total $'000
Sales to external customers	245,661	385,141	177,800	---	808,602
Third party royalties	---	---	---	1,235	1,235
Total segment revenue	245,661	385,141	177,800	1,235	809,837
EBITDA	69,602	40,786	35,716	1,235	147,339
Less: depreciation and amortisation					(17,596)
Less: impairment charge					(2,342)
Less: net interest expense					(17,504)
Profit before income tax					109,897
Segment assets	1,038,787	1,101,685	304,018	---	2,444,490
Elimination					(234,485)
Unallocated assets:					
Deferred tax					18,563
Derivative assets					5,874
Total assets					2,234,442
Acquisitions of property, plant and equipment, intangibles and other non-current segment assets	93,809	140,384	18,252	---	252,445
Impairment of retail fixed assets*	---	762	1,580	---	2,342

* As a result of the impairment review of retail store assets, certain assets have been written down to their recoverable amount, being their value-in-use. Value-in-use has been assessed by reference to management's best estimate of the risk adjusted future earnings performance of each store over the remaining life of the lease. For the half-year, this resulted in a pre-tax impairment charge in respect of retail stores in the United Kingdom and the United States which amounted to $2.3 million. This impairment charge has been included within the other expenses line item on the income statement.

Note 3. Income tax expense

The income tax expense for the half-year ended 31 December 2009 was $28.7 million (2008: $27.5 million), an effective rate of tax of 29.2% (2008: 25.0%). The effective tax rate reflects in part the impact of net exempt income from branch operations, in particular GSM (Europe) Pty Ltd, together with several one-off prior year tax adjustments in the half-years ended 31 December 2008 and 31 December 2009. Adjusting for these one-off prior year tax adjustments, the effective tax rate for the Group would have been approximately 28% in the half-year ended 31 December 2009 (2008: 26%).

Note 4. Equity securities issued

	Half-year		Half-year	
	2009 Shares	2008 Shares	**2009 $'000**	2008 $'000
Issues of ordinary shares during the half-year				
Exercise of options issued under the Element acquisition agreement	---	4,846	---	39
Issued for no consideration:				
Dividend Reinvestment Plan issues	845,577	679,669	9,869	8,143
Issued for consideration:				
Dividend Reinvestment Plan issues (underwritten)	---	1,761,958	---	21,390
	845,577	2,446,473	9,869	29,572
Movements in treasury shares during the half-year				
Acquisition of shares by the employee share plan trusts	(330,450)	(556,865)	(3,472)	(7,194)
Employee share scheme issue	---	363,852	---	4,795
Net movement	(330,450)	(193,013)	(3,472)	(2,399)

The 2008 basic and diluted earnings per share have been restated to reflect the impact of the rights issue in the 2009 financial year in order to achieve a comparable calculation to the 2009 basic and diluted earnings per share. This change takes into account the bonus element included in the rights offer for ordinary shares as the offer was made at a discount to market price.

Note 5. Dividends

	Half-year **2009** **$'000**	Half-year 2008 $'000
Ordinary shares		
Dividends provided for or paid during the half-year	45,363	59,120
Dividends not recognised at the end of the half-year		
In addition to the above, since the end of the half-year the Directors have recommended the payment of an interim dividend of 18.0 cents per fully paid ordinary share (2008 – 27.0 cents), partially franked to 50% based on tax paid at 30%. The aggregate amount of the proposed interim dividend expected to be paid on 22 April 2010 (2008 – 23 April 2009) out of retained profits at 31 December 2009, but not recognised as a liability at the end of the half-year, is	45,515	56,667

The unfranked portion of the dividend is declared to be conduit foreign income. Australian dividend withholding tax is not payable by non-resident shareholders on the unfranked portion of the dividend sourced from conduit foreign income.

The Dividend Reinvestment Plan ("DRP") was approved by the Directors on 21 August 2008. For the interim dividend to be paid on 22 April 2010, the DRP is optional and offers ordinary shareholders the opportunity to acquire fully paid ordinary shares which rank equally with all other shares issued, without transaction costs, at the prevailing market value. A shareholder can elect to participate in or terminate their involvement in the DRP in respect of the 2010 interim dividend at any time prior to the record date of 22 March 2010. The DRP in relation to the 2010 interim dividend will not be underwritten. The terms of the DRP may be varied for future dividends beyond the interim dividend for the half-year ended 31 December 2009.

Note 6. Business combinations

Current period
There were no business combinations that were of a material nature for the half-year ended 31 December 2009. The payments for purchase of subsidiaries and businesses, net of cash acquired in the consolidated cash flow statement is in relation to the second instalment payment for the DaKine acquisition and the acquisition of the United States based online boardsports retailer Swell.com as announced to the market on 24 November 2009.

Prior period (2008)

Da Kine Hawaii, Inc
(a) Summary of acquisition
On 1 October 2008 Burleigh Point, Ltd and Seal Trademarks Pty Ltd acquired the assets and certain liabilities of Da Kine Hawaii, Inc.

The acquired business contributed revenues of $37.7 million and net profit after tax of $3.9 million to the Group for the period from acquisition to 31 December 2008.

Details of the aggregated fair value of the assets and liabilities related to this acquisition are as follows:

	$'000
Purchase consideration:	
Cash paid	98,622
Estimated cash payable	34,430 *
Estimated deferred payment	39,868
Direct costs relating to the acquisition	1,412
Total purchase consideration	174,332
Fair value of net identifiable assets acquired	99,148
Goodwill	75,184

The goodwill is attributable to the high profitability of the acquired business and synergies expected to arise after the acquisition of the businesses.

* This amount has been paid during the half-year ended 31 December 2009, refer to the consolidated cash flow statement.

(b) Assets and liabilities acquired
The aggregated fair value of identifiable assets and certain liabilities acquired are based on discounted cash flow models. The aggregated identifiable assets and liabilities arising from the acquisition are as follows:

	Acquiree's carrying amount $'000	**Fair value $'000**
Cash and cash equivalents	---	---
Trade receivables	25,460	25,460
Inventory	18,840	18,272
Plant and Equipment	1,113	1,113
Prepayments	981	981
Deferred tax assets	---	527
Employee entitlements	(128)	(128)
Trade and other payables	(2,784)	(2,784)
Deferred tax liabilities	---	(1,223)
Identifiable intangible assets	---	56,930
Net identifiable assets acquired	43,482	99,148

Note 6. Business combinations (continued)

In regards to the 'Da Kine Hawaii, Inc' acquisition, in the event that certain specific conditions are achieved additional consideration may be payable in cash. If it becomes probable that additional consideration will be payable it will be brought to account as a component of the goodwill arising on the acquisition when the amount can be reliably measured. The Group will review the likelihood of these payments at future reporting dates.

The 'Da Kine Hawaii, Inc' acquisition was disclosed provisionally in the interim financial report for the half-year ended 31 December 2008. As part of the finalisation of the acquisition, the completion statement has been reviewed and an adjustment was made to working capital, which was the only significant adjustment to the provisional values disclosed in the prior year interim financial report.

Sector 9 Incorporated, Eternity Surf Pty Limited, I.J.J. Pty Limited and Two Seasons Limited
(a) Summary of acquisitions
On 1 July 2008 Burleigh Point, Ltd and Seal Trademarks Pty Ltd acquired the assets and certain liabilities of Sector 9 Incorporated.

On 1 September 2008 GSM (Operations) Pty Limited and Pineapple Trademarks Pty Ltd acquired the assets and certain liabilities of Eternity Surf Pty Limited and I.J.J. Pty Limited.

On 1 October 2008 GSM England Retail Limited acquired 100% of the issued shares of Two Seasons Limited.

The acquired businesses and subsidiary contributed revenues of $22.0 million and net profit after tax of $2.0 million to the Group for the period from acquisition to 31 December 2008.

Details of the aggregated fair value of the assets and liabilities related to these acquisitions are as follows:

	$'000
Purchase consideration:	
Cash paid	35,084
Estimated deferred payment	9,110
Direct costs relating to the acquisitions	1,608
Total purchase consideration	45,802
Fair value of net identifiable assets acquired	14,314
Goodwill	31,488

The goodwill is attributable to the high profitability of the acquired businesses and subsidiary and synergies expected to arise after the acquisition of the businesses.

Note 6. Business combinations (continued)

(b) Assets and liabilities acquired
The aggregated fair value of identifiable assets and certain liabilities acquired are based on discounted cash flow models. The aggregated identifiable assets and liabilities arising from the acquisitions are as follows:

	Acquiree's carrying amount $'000	**Fair value $'000**
Cash and cash equivalents	---	---
Trade receivables	2,432	2,405
Inventory	8,454	7,890
Plant and Equipment	2,539	1,782
Prepayments	794	794
Deferred tax assets	---	253
Employee entitlements	(144)	(144)
Trade and other payables	(7,614)	(7,614)
Deferred tax liabilities	(183)	(496)
Identifiable intangible assets	---	9,444
Net identifiable assets acquired	6,278	14,314

In regards to the 'Sector 9 Incorporated' and 'Two Seasons Limited' acquisitions, in the event that certain specific conditions are achieved additional consideration may be payable in cash. If it becomes probable that additional consideration will be payable it will be brought to account as a component of the goodwill arising on the acquisition when the amount can be reliably measured. The Group will review the likelihood of these payments at future reporting dates.

The above accounting in regards to the 'Two Seasons Limited' acquisition has been finalised and there have been no material adjustments to the provisional accounting.

If all of the above mentioned acquisitions had occurred on 1 July 2008, consolidated revenue and consolidated net profit after tax for the half-year ended 31 December 2008 would have been $849.6 million and $84.8 million respectively based on best estimates.

Note 7. Net tangible asset backing

	Half-year **2009**	Half-year 2008
Net tangible asset backing per ordinary share	$0.84	($1.00)

Note 8. Contingencies

There has been no change in the nature of contingencies of the consolidated entity since the last annual reporting date.

Note 9. Events occurring after the balance sheet date

There has not arisen in the interval between the end of the half-year and the date of this report any item, transaction or event of a material and unusual nature likely, in the opinion of the Directors of the Company, to affect significantly the operations of the Group, the results of those operations, or the state of affairs of the Group, in future financial years.

Directors' declaration : :

In the Directors' opinion:

(a) the financial statements and notes set out on pages 8 to 20 are in accordance with the *Corporations Act 2001*, including:

(i) complying with Accounting Standards, the *Corporations Regulations 2001* and other mandatory professional reporting requirements; and

(ii) giving a true and fair view of the consolidated entity's financial position as at 31 December 2009 and of its performance for the half-year ended on that date; and

(b) there are reasonable grounds to believe that Billabong International Limited will be able to pay its debts as and when they become due and payable.

This declaration is made in accordance with a resolution of the Directors.

Ted Kunkel
Director

Gold Coast, 19 February 2010



PricewaterhouseCoopers
ABN 52 780 433 757

Riverside Centre
123 Eagle Street
BRISBANE QLD 4000
GPO Box 150
BRISBANE QLD 4001
DX 77 Brisbane
Australia
www.pwc.com/au
Telephone +61 7 3257 5000
Facsimile +61 7 3257 5999

Independent auditor's review report to the members of Billabong International Limited

Report on the Half-Year Financial Report

We have reviewed the accompanying half-year financial report of Billabong International Limited, which comprises the balance sheet as at 31 December 2009, and the income statement, the statement of comprehensive income, statement of changes in equity and cash flow statement for the half-year ended on that date, other selected explanatory notes and the directors' declaration for the Billabong International Limited Group (the consolidated entity). The consolidated entity comprises both Billabong International Limited (the company) and the entities it controlled during that half-year.

Directors' Responsibility for the Half-Year Financial Report

The directors of the company are responsible for the preparation and fair presentation of the half-year financial report in accordance with Australian Accounting Standards (including the Australian Accounting Interpretations) and the *Corporations Act 2001*. This responsibility includes establishing and maintaining internal control relevant to the preparation and fair presentation of the half-year financial report that is free from material misstatement, whether due to fraud or error; selecting and applying appropriate accounting policies; and making accounting estimates that are reasonable in the circumstances.

Auditor's Responsibility

Our responsibility is to express a conclusion on the half-year financial report based on our review. We conducted our review in accordance with Auditing Standard on Review Engagements ASRE 2410 *Review of an Interim Financial Report Performed by the Independent Auditor of the Entity*, in order to state whether, on the basis of the procedures described, we have become aware of any matter that makes us believe that the financial report is not in accordance with the *Corporations Act 2001* including: giving a true and fair view of the consolidated entity's financial position as at 31 December 2009 and its performance for the half-year ended on that date; and complying with Accounting Standard AASB 134 *Interim Financial Reporting* and the *Corporations Regulations 2001*. As the auditor of Billabong International Limited, ASRE 2410 requires that we comply with the ethical requirements relevant to the audit of the annual financial report.

A review of a half-year financial report consists of making enquiries, primarily of persons responsible for financial and accounting matters, and applying analytical and other review procedures. It also includes reading the other information included with the financial report to determine whether it contains any material inconsistencies with the financial report. A review is substantially less in scope than an audit conducted in accordance with Australian Auditing Standards and consequently does not enable us to obtain assurance that we would become aware of all significant matters that might be identified in an audit. Accordingly, we do not express an audit opinion.

While we considered the effectiveness of management's internal controls over financial reporting when determining the nature and extent of our procedures, our review was not designed to provide assurance on internal controls.

Our review did not involve an analysis of the prudence of business decisions made by directors or management.



Matters relating to the electronic presentation of the reviewed financial report
This review report relates to the financial report of Billabong International Limited (the Company) for the half-year ended 31 December 2009 included on Billabong International Limited's web site. The Company's directors are responsible for the integrity of the Billabong International Limited web site. We have not been engaged to report on the integrity of this web site. The review report refers only to the statements named above. It does not provide an opinion on any other information which may have been hyperlinked to/from these statements. If users of this report are concerned with the inherent risks arising from electronic data communications they are advised to refer to the hard copy of the reviewed financial report to confirm the information included in the reviewed financial report presented on this web site.

Independence
In conducting our review, we have complied with the independence requirements of the *Corporations Act 2001*.

Conclusion
Based on our review, which is not an audit, we have not become aware of any matter that makes us believe that the half-year financial report of Billabong International Limited is not in accordance with the *Corporations Act 2001* including:

(a) giving a true and fair view of the consolidated entity's financial position as at 31 December 2009 and of its performance for the half-year ended on that date; and

(b) complying with Accounting Standard AASB 134 *Interim Financial Reporting* and *Corporations Regulations 2001*.

PricewaterhouseCoopers

Robert Hubbard
Partner

Brisbane
19 February 2010



Billabong International Limited

ABN 17 084 923 946

ASX ANNOUNCEMENT

CIVIL CLAIM AGAINST BILLABONG BY FORMER INDONESIAN LICENSEE

GOLD COAST, 9 March 2010: Billabong International Limited advises that it is subject to a civil claim in the Denpasar District Court in Indonesia by its former Indonesian licensee, CV Bali Balance (***CVBB***), alleging, among other matters, that the termination by Billabong of CVBB's licence to distribute products in Indonesia was invalid.



While Billabong believes that it is highly unlikely that the civil claim will have any material adverse effect on its business or operations outside Indonesia or on the revenue, profitability or financial condition of the Billabong Group as a whole, Billabong is issuing this statement now to ensure that any media coverage that may result from the commencement of the civil claim is made with knowledge of Billabong's position on these matters.



The background to this claim is that Billabong terminated the licence in 2005 relying on a right of termination in the agreement. Upon termination, the licence had approximately three years left until expiry. Although CVBB signed a deed acknowledging the validity of the termination at the time, it is disputing the validity of termination. Since the termination, Billabong has been conducting its business in Indonesia directly through its wholly owned subsidiary, PT Billabong Indonesia. Billabong's business in Indonesia represented approximately 0.7% of the Group's global sales in the 2008/09 financial year.



Billabong believes on the basis of the legal advice it has received that there is absolutely no basis whatsoever for CVBB's civil claim. In Billabong's view, the civil claim is simply tactical litigation in Indonesia to attempt to influence the settlement discussions which are ongoing between Billabong and CVBB.



1 Billabong Place
Burleigh Heads
QLD 4220 Australia

P O Box 283
Burleigh Heads
QLD 4220 Australia

Tel: +61 7 5589 9899
Fax: +61 7 5589 9654

www.billabongbiz.com

The Billabong entities which are the subject of the civil claim are PT Billabong Indonesia, Billabong International Limited and GSM (Operations) Pty Ltd. PT Billabong Indonesia will defend these proceedings, including by disputing the jurisdiction of the Indonesian court regarding the termination of the licence agreement, which is governed by Queensland law and the parties have submitted to the jurisdiction of the Queensland courts, including proceedings already filed by Billabong in Australia. Billabong International Limited and GSM (Operations) Pty Ltd do not believe that the Indonesian courts have jurisdiction over them.

Billabong notes that the civil claim includes a claim for compensation of US$53 million for specific loss which CVBB claims to have suffered from the alleged invalid termination (including matters such as alleged medical costs of CVBB principals), plus US$100 million for 'unspecified' damages arising out of the termination. This is despite the fact that the licence had approximately three years left until expiry and in the last full year of the licence under CVBB's control it is understood that, based on royalties to be paid to Billabong, CVBB had annual sales of Billabong group product of only approximately A$13 million. There is no evidence to support the amount of compensation claimed. Indeed, given CVBB's operations and the remaining term of the licence, it is not possible that CVBB could have incurred any loss remotely like what it now claims, even if the termination was invalid (which Billabong denies).

While this is the case, litigation is inherently uncertain and there is a possibility of some judgement in Indonesia coming out of the civil claim against Billabong. Any judgment obtained would be enforceable against the assets of Billabong in Indonesia, which are immaterial to the Billabong Group. CVBB would face hurdles in seeking to enforce any judgment which is given by the Indonesian Court against Billabong International Limited or GSM (Operations) Pty Ltd in Australia, not least of which because Indonesia is not recognised as a reciprocal country under the Foreign Judgments Act 1991. Billabong would strenuously resist any such enforcement action.



In addition to the civil claim, CVBB has taken a number of other actions in Indonesia which Billabong believes are designed to influence the settlement negotiations between the parties. A criminal charge was brought against a PT Billabong Indonesia employee on a complaint by CVBB relating to the use of in-store promotional tools allegedly owned by CVBB after the termination, and a claim was brought by CVBB against the Indonesian foreign investment authority, claiming that the grant of Billabong's investment approval and permanent licence to operate in Indonesia were wrongly issued. Although the lower courts have issued judgments against the employee and finding for CVBB on the foreign investment approval, the Administrative Court matter is currently subject to an appeal to the Indonesian Supreme Court and the criminal conviction will soon be subject to such an appeal. Billabong has provided the governments of Indonesia and Australia with regular updates on these matters.

MARIA MANNING
COMPANY SECRETARY

Rule 3.19A.2

Appendix 3Y

Change of Director's Interest Notice

Information or documents not available now must be given to ASX as soon as available. Information and documents given to ASX become ASX's property and may be made public.

Introduced 30/9/2001.

Name of entity	BILLABONG INTERNATIONAL LIMITED
ABN	17 084 923 946

We (the entity) give ASX the following information under listing rule 3.19A.2 and as agent for the director for the purposes of section 205G of the Corporations Act.

Name of Director	Paul Naude
Date of last notice	9 February 2010

Part 1 - Change of director's relevant interests in securities

In the case of a trust, this includes interests in the trust made available by the responsible entity of the trust

Note: In the case of a company, interests which come within paragraph (i) of the definition of "notifiable interest of a director" should be disclosed in this part.

Direct or indirect interest	Direct	
Nature of indirect interest (including registered holder) Note: Provide details of the circumstances giving rise to the relevant interest.		
Date of change	1. 23 March 2010 2. 24 March 2010	
No. of securities held prior to change	1,160,988	(Paul Naude)
	48,745	(Paul Naude – shares will vest after the three year performance period end date of 30 June 2010, provided the performance hurdles have been met)
	62,020	(Paul Naude – shares will vest after the three year performance period end date of 30 June 2011, provided the performance hurdles have been met)
	76,262	(Paul Naude – shares will vest after the three year performance period end date of 30 June 2012, provided the performance hurdles have been met)
	1,348,015	**TOTAL FULLY PAID ORDINARY SHARES**
	524,170	(Paul Naude – Share Options issued 31/10/08, exercisable at A$11.43, provided the performance hurdles have been met. Options expire 31/10/15)
	524,170	**TOTAL SHARE OPTIONS**
Class	Fully paid ordinary listed shares	

+ See chapter 19 for defined terms.

Number acquired	N/A
Number disposed	1. 41,500 2. 28,500
Value/Consideration Note: If consideration is non-cash, provide details and estimated valuation	1. $444,880.00 2. $312,360.00
No. of securities held after change	1,090,988 (Paul Naude) 48,745 (Paul Naude – shares will vest after the three year performance period end date of 30 June 2010, provided the performance hurdles have been met) 62,020 (Paul Naude – shares will vest after the three year performance period end date of 30 June 2011, provided the performance hurdles have been met) 76,262 (Paul Naude – shares will vest after the three year performance period end date of 30 June 2012, provided the performance hurdles have been met) **1,278,015 TOTAL FULLY PAID ORDINARY SHARES** 524,170 (Paul Naude – Share Options issued 31/10/08, exercisable at A$11.43, provided the performance hurdles have been met. Options expire 31/10/15) **524,170 TOTAL SHARE OPTIONS**
Nature of change Example: on-market trade, off-market trade, exercise of options, issue of securities under dividend reinvestment plan, participation in buy-back	On-market trade.

Part 2 – Change of director's interests in contracts – N/A

Note: In the case of a company, interests which come within paragraph (ii) of the definition of "notifiable interest of a director" should be disclosed in this part.

Detail of contract	
Nature of interest	
Name of registered holder (if issued securities)	
Date of change	
No. and class of securities to which interest related prior to change Note: Details are only required for a contract in relation to which the interest has changed	
Interest acquired	
Interest disposed	
Value/Consideration Note: If consideration is non-cash, provide details and an estimated valuation	
Interest after change	

+ See chapter 19 for defined terms.



Billabong International Limited

ABN 17 084 923 946









1 Billabong Place
Burleigh Heads
QLD 4220 Australia

P O Box 283
Burleigh Heads
QLD 4220 Australia

Tel: +61 7 5589 9899
Fax: +61 7 5589 9654

www.billabongbiz.com

ASX ANNOUNCEMENT

DIVIDEND REINVESTMENT PLAN UPDATE

GOLD COAST, 9 April 2010: Billabong International Limited today announced that following the end of the Dividend Reinvestment Plan (DRP) pricing period, the shares to be issued to participants in the DRP has been set at A$11.18 per ordinary share which is the arithmetic average of the daily volume weighted average market price of all Billabong shares sold in the ordinary course of trading on the ASX during the 10 ASX trading days commencing on and including 24 March 2010.

Shares will be issued on 22 April 2010.

MARIA MANNING
COMPANY SECRETARY



Rule 3.19A.2

Appendix 3Y

Change of Director's Interest Notice

Information or documents not available now must be given to ASX as soon as available. Information and documents given to ASX become ASX's property and may be made public.

Introduced 30/9/2001.

Name of entity **BILLABONG INTERNATIONAL LIMITED**
ABN 17 084 923 946

We (the entity) give ASX the following information under listing rule 3.19A.2 and as agent for the director for the purposes of section 205G of the Corporations Act.

Name of Director	Margaret Jackson
Date of last notice	27 November 2009

Part 1 - Change of director's relevant interests in securities
In the case of a trust, this includes interests in the trust made available by the responsible entity of the trust

Note: In the case of a company, interests which come within paragraph (i) of the definition of "notifiable interest of a director" should be disclosed in this part.

Direct or indirect interest	Direct and indirect
Nature of indirect interest (including registered holder) Note: Provide details of the circumstances giving rise to the relevant interest.	
Date of change	22 April 2010
No. of securities held prior to change	76,857 Mrs Margaret Jackson 3,932 Ms Margaret Jackson <Lauren Donazzan A/c> 6,341 Kimbry Pty Ltd <Bassano #1 Business a/c> 31,706 Kimbry Pty Ltd <The Donazzan Super Fund a/c> 46,658 Graemar Nominees Pty Ltd <Jaws Family Fund a/c> 66,792 Jackazzan Pty Ltd <M A Jackson Superannuation Fund a/c> 12,683 Roger Donazzan 28,000 WJ & DJ Jackson **272,969 TOTAL FULLY PAID ORDINARY SHARES**
Class	Fully paid ordinary listed shares
Number acquired	2,869
Number disposed	
Value/Consideration Note: If consideration is non-cash, provide details and estimated valuation	$32,065.68

No. of securities held after change	78,032 Mrs Margaret Jackson 3,995 Ms Margaret Jackson <Lauren Donazzan A/c> 63 Ms Margaret Jackson <Matthew Donazzan A/c> 6,443 Kimbry Pty Ltd <Bassano #1 Business a/c> 32,217 Kimbry Pty Ltd <The Donazzan Super Fund a/c> 47,409 Graemar Nominees Pty Ltd <Jaws Family Fund a/c> 66,792 Jackazzan Pty Ltd <M A Jackson Superannuation Fund a/c> 12,887 Roger Donazzan 28,000 WJ & DJ Jackson **275,838 TOTAL FULLY PAID ORDINARY SHARES**
Nature of change Example: on-market trade, off-market trade, exercise of options, issue of securities under dividend reinvestment plan, participation in buy-back	Acquisition of shares under the Billabong Dividend Reinvestment Plan.

Part 2 – Change of director's interests in contracts – N/A

Note: In the case of a company, interests which come within paragraph (ii) of the definition of "notifiable interest of a director" should be disclosed in this part.

Detail of contract	
Nature of interest	
Name of registered holder (if issued securities)	
Date of change	
No. and class of securities to which interest related prior to change Note: Details are only required for a contract in relation to which the interest has changed	
Interest acquired	
Interest disposed	
Value/Consideration Note: If consideration is non-cash, provide details and an estimated valuation	
Interest after change	

Rule 2.7, 3.10.3, 3.10.4, 3.10.5

Appendix 3B

New issue announcement, application for quotation of additional securities and agreement

Information or documents not available now must be given to ASX as soon as available. Information and documents given to ASX become ASX's property and may be made public.

Introduced 1/7/96. Origin: Appendix 5. Amended 1/7/98, 1/9/99, 1/7/2000, 30/9/2001, 11/3/2002, 1/1/2003, 24/10/2005.

Name of entity

Billabong International Limited

ABN

17 084 923 946

We (the entity) give ASX the following information.

Part 1 - All issues

You must complete the relevant sections (attach sheets if there is not enough space).

1	+Class of +securities issued or to be issued	Ordinary Shares
2	Number of +securities issued or to be issued (if known) or maximum number which may be issued	259,216
3	Principal terms of the +securities (eg, if options, exercise price and expiry date; if partly paid +securities, the amount outstanding and due dates for payment; if +convertible securities, the conversion price and dates for conversion)	Identical to existing quoted ordinary shares

4	Do the +securities rank equally in all respects from the date of allotment with an existing +class of quoted +securities? If the additional securities do not rank equally, please state: • the date from which they do • the extent to which they participate for the next dividend, (in the case of a trust, distribution) or interest payment • the extent to which they do not rank equally, other than in relation to the next dividend, distribution or interest payment	Yes
5	Issue price or consideration	$11.1766
6	Purpose of the issue (If issued as consideration for the acquisition of assets, clearly identify those assets)	Shares issued to shareholders participating in a Dividend Reinvestment Plan.
7	Dates of entering +securities into uncertificated holdings or despatch of certificates	22 April 2010

8 Number and +class of all +securities quoted on ASX (*including* the securities in clause 2 if applicable)

Number	+Class
253,122,552	Ordinary

9 Number and +class of all +securities not quoted on ASX (*including* the securities in clause 2 if applicable)

Number	+Class
1,782,183	Options expiring 31 October 2015 exercisable at $11.08 (BBGAI)
314,503	Options expiring 24 November 2015 exercisable at $10.80 (BBGAK)

10	Dividend policy (in the case of a trust, distribution policy) on the increased capital (interests)	N/A

+ See chapter 19 for defined terms.

Part 2 - Bonus issue or pro rata issue

11	Is security holder approval required?	N/A
12	Is the issue renounceable or non-renounceable?	N/A
13	Ratio in which the +securities will be offered	N/A
14	+Class of +securities to which the offer relates	N/A
15	+Record date to determine entitlements	N/A
16	Will holdings on different registers (or subregisters) be aggregated for calculating entitlements?	N/A
17	Policy for deciding entitlements in relation to fractions	N/A
18	Names of countries in which the entity has +security holders who will not be sent new issue documents Note: Security holders must be told how their entitlements are to be dealt with. Cross reference: rule 7.7.	N/A
19	Closing date for receipt of acceptances or renunciations	N/A
20	Names of any underwriters	N/A
21	Amount of any underwriting fee or commission	N/A
22	Names of any brokers to the issue	N/A
23	Fee or commission payable to the broker to the issue	N/A
24	Amount of any handling fee payable to brokers who lodge acceptances or renunciations on behalf of +security holders	N/A

25	If the issue is contingent on +security holders' approval, the date of the meeting	N/A
26	Date entitlement and acceptance form and prospectus or Product Disclosure Statement will be sent to persons entitled	N/A
27	If the entity has issued options, and the terms entitle option holders to participate on exercise, the date on which notices will be sent to option holders	N/A
28	Date rights trading will begin (if applicable)	N/A
29	Date rights trading will end (if applicable)	N/A
30	How do +security holders sell their entitlements *in full* through a broker?	N/A
31	How do +security holders sell *part* of their entitlements through a broker and accept for the balance?	N/A
32	How do +security holders dispose of their entitlements (except by sale through a broker)?	N/A
33	+Despatch date	N/A

+ See chapter 19 for defined terms.

Part 3 - Quotation of securities

You need only complete this section if you are applying for quotation of securities

34 Type of securities
(*tick one*)

(a) ✓ Securities described in Part 1

(b) ☐ All other securities

Example: restricted securities at the end of the escrowed period, partly paid securities that become fully paid, employee incentive share securities when restriction ends, securities issued on expiry or conversion of convertible securities

Entities that have ticked box 34(a)

Additional securities forming a new class of securities

Tick to indicate you are providing the information or documents

35 ☐ If the +securities are +equity securities, the names of the 20 largest holders of the additional +securities, and the number and percentage of additional +securities held by those holders

36 ☐ If the +securities are +equity securities, a distribution schedule of the additional +securities setting out the number of holders in the categories
1 - 1,000
1,001 - 5,000
5,001 - 10,000
10,001 - 100,000
100,001 and over

37 ☐ A copy of any trust deed for the additional +securities

Entities that have ticked box 34(b)

38	Number of securities for which +quotation is sought	N/A
39	Class of +securities for which quotation is sought	N/A
40	Do the +securities rank equally in all respects from the date of allotment with an existing +class of quoted +securities? If the additional securities do not rank equally, please state: • the date from which they do • the extent to which they participate for the next dividend, (in the case of a trust, distribution) or interest payment • the extent to which they do not rank equally, other than in relation to the next dividend, distribution or interest payment	N/A
41	Reason for request for quotation now : In the case of restricted securities, end of restriction period (if issued upon conversion of another security, clearly identify that other security)	N/A

		Number	+Class
42	Number and +class of all +securities quoted on ASX (*including* the securities in clause 38)	N/A	

+ See chapter 19 for defined terms.

Quotation agreement

1 +Quotation of our additional +securities is in ASX's absolute discretion. ASX may quote the +securities on any conditions it decides.

2 We warrant the following to ASX.

- The issue of the +securities to be quoted complies with the law and is not for an illegal purpose.

- There is no reason why those +securities should not be granted +quotation.

- An offer of the +securities for sale within 12 months after their issue will not require disclosure under section 707(3) or section 1012C(6) of the Corporations Act.

  Note: An entity may need to obtain appropriate warranties from subscribers for the securities in order to be able to give this warranty

- Section 724 or section 1016E of the Corporations Act does not apply to any applications received by us in relation to any +securities to be quoted and that no-one has any right to return any +securities to be quoted under sections 737, 738 or 1016F of the Corporations Act at the time that we request that the +securities be quoted.

- If we are a trust, we warrant that no person has the right to return the +securities to be quoted under section 1019B of the Corporations Act at the time that we request that the +securities be quoted.

3 We will indemnify ASX to the fullest extent permitted by law in respect of any claim, action or expense arising from or connected with any breach of the warranties in this agreement.

4 We give ASX the information and documents required by this form. If any information or document not available now, will give it to ASX before +quotation of the +securities begins. We acknowledge that ASX is relying on the information and documents. We warrant that they are (will be) true and complete.

Sign here:	[signature]	Date: 30 April 2010

Print name: MARIA MANNING
Company Secretary

== == == == ==

+ See chapter 19 for defined terms.

Australian Securities &
Investments Commission


LODGED BY ELS
30/4/10

Form 484
Corporations Act 2001

Change to company details

Sections A, B or C may be lodged independently with this signed cover page to notify ASIC of:

A1 Change of address
A2 Change of name - officeholders and proprietary company members
A3 Change - ultimate holding company

B1 Cease company officeholder
B2 Appoint company officeholder
B3 Special purpose company

C1 Cancellation of shares
C2 Issue of shares
C3 Change to share structure
C4 Changes to the register of members for proprietary companies

If there is insufficient space in any section of the form, you may photocopy the relevant page(s) and submit as part of this lodgement

Company details

Company name
BILLABONG INTERNATIONAL LIMITED

Refer to guide for information about corporate key

ACN/ABN
084 923 946

Corporate key
23048837

Lodgement details

Who should ASIC contact if there is a query about this form?

Firm/organisation
BILLABONG INTERNATIONAL LTD

Contact name/position description

ASIC registered agent number (if applicable)
15947

Telephone number
617 55899899

Postal address or DX address
1 BILLABONG PLACE
BURLEIGH HEADS, QLD, 4220

Total number of pages including this cover sheet

Signature

This form must be signed by a current officeholder of the company.

I certify that the information in this cover sheet and the attached sections of this form are true and complete.

Name
MANNING, MARIA

Capacity
☐ Director
☑ Company secretary

Signature
[signature]

Date signed
30/04/10
[D D] [M M] [Y Y]

Lodgement

Send completed and signed forms to:
Australian Securities and Investments Commission,
PO Box 4000, Gippsland Mail Centre VIC 3841.

Or lodge the form electronically by visiting the ASIC website www.asic.gov.au

For help or more information
Telephone 1300 300 630
Email info.enquiries@asic.gov.au
Web www.asic.gov.au

Section C **completion guide**

Standard share codes
Refer to the following table for the share class codes for sections C1, C2, C3 and C4

Share class code	Full title	Share class code	Full title
A	A	PRF	preference
B	B ...etc	CUMP	cumulative preference
EMP	employee's	NCP	non-cumulative preference
FOU	founder's	REDP	redeemable preference
LG	life governor's	NRP	non-redeemable preference
MAN	management	CRP	cumulative redeemable preference
ORD	ordinary	NCRP	non-cumulative redeemable preference
RED	redeemable	PARP	participative preference
SPE	special		

If you are using the standard share class codes you do not need to provide the full title for the shares, just the share class code.

If you are not using the standard share class code, enter a code of no more than 4 letters and then show the full title.

Sections to complete
Use the table below to identify the sections of this form to complete (please indicate the sections that have been completed). Completion of this table is optional.

	C1 - Cancellation of shares	C2 - Issue of shares	C3 - Change to share structure table	C4 - Change to members register
Issue of shares				
☐ Proprietary company	Not required	✓	✓	✓
Public company				
☐ if in response to the Annual company statement	Not required	✓	✓	Not required
☑ if not in response to the Annual company statement	Not required	✓	Not required	Not required
Cancellation of shares				
☐ Proprietary company	✓	Not required	✓	✓
Public company				
☐ if in response to the Annual company statement	✓	Not required	✓	Not required
☐ if not in response to the Annual company statement	✓	Not required	Not required	Not required
Transfer of shares				
☐ Proprietary company	Not required	Not required	Not required	✓
Public company				
☐ if in response to the Annual company statement	Not required	Not required	Not required	Not required
☐ if not in response to the Annual company statement	Not required	Not required	Not required	Not required
Changes to amounts paid				
☐ Proprietary company	Not required	Not required	✓	✓
Public company				
☐ if in response to the Annual company statement	Not required	Not required	✓	Not required
☐ if not in response to the Annual company statement	Not required	Not required	Not required	Not required
Changes to beneficial ownership				
☐ Proprietary company	Not required	Not required	Not required	✓
Public company				
☐ if in response to the Annual company statement	Not required	Not required	Not required	Not required
☐ if not in response to the Annual company statement	Not required	Not required	Not required	Not required

To notify ASIC about a division or conversion of a class of shares, you must lodge a form 211 within 28 days of the change occurring.

To notify ASIC about a conversion of shares into larger or smaller numbers, you must lodge a form 2205B within 28 days of the change occurring.

Reference: Trace: 00663

C1 Cancellation of shares

Reason for cancellation
Please indicate the reason that shares have been cancelled (select one or more boxes)

Redeemable preference shares — **S.254J**
- ☐ Redeemed out of profits
- ☐ Redeemed out of proceeds of a fresh issue of shares

Capital reduction — **S.256A – S.256E**
- ☐ Single shareholder company
- ☐ Multiple shareholder company. A Form 2560 must be lodged before a capital reduction takes place

Share buy-back. — **ss.257H(3)**
- ☐ Minimum holding buy-back by listed company
- ☐ Other buy-back type. A form 280 or 281 must be lodged at least 14 days, and no more than 1 year before the share buy-back can take place

☐ Forfeited shares — **S.258D**

Shares returned to a public company — **ss.258E(2) & (3)**
- ☐ Under section 651C, 724(2), 737 or 738
- ☐ Under section 1325A (court order)

☐ Other

Description

Give section reference

Details of cancelled shares

List the details of shares cancelled in the following table

Share class code	Number of shares cancelled	Amount paid (cash or otherwise)

Earliest date of change
Please indicate the earliest date that any of the above changes occurred.

[D D] / [M M] / [Y Y]

C2 Issue of shares

List details of new share issues in the following table.

Share class code	Number of shares issued	Amount paid per share	Amount unpaid per share
ORD	259,216	11.18	0.00

Earliest date of change

Please indicate the earliest date that any of the above changes occurred

2 2 / 0 4 / 1 0

[D D] [M M] [Y Y]

If shares were issued for other than cash, were some or all of the shares issued under a written contract?

☐ **Yes**

if yes, proprietary companies must also lodge a Form 207Z certifying that all stamp duties have been paid. Public companies must also lodge a Form 207Z and either a Form 208 or a copy of the contract.

☑ **No**

if no, proprietary companies are not required to provide any further documents with this form. Public companies must also lodge a Form 208.

C3 Change to share structure

Where a change to the share structure table has occurred (eg. as a result of the issue or cancellation of shares), please show the updated details for the share classes affected. Details of share classes not affected by the change are not required here.

Share class code	Full title if not standard	Total number of shares (current after changes)	Total amount paid on these shares	Total amount unpaid on these shares

Earliest date of change

Please indicate the earliest date that any of the above changes occurred

[D D] [M M] [Y Y]

☐ ☐ / ☐ ☐ / ☐ ☐

Lodgement details

Is this document being lodged to update the Annual Company Statement that was sent to you?

☐ Yes

☑ No

Reference: Trace: 00663